As confidentially submitted to the Securities and Exchange Commission on March 6, 2020, as amendment No. 2 to the Confidential Submission

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Submission on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHIFT4 PAYMENTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	84-3676340
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2202 N. Irving St.

Allentown, Pennsylvania 18109

Telephone: (888) 276-2108

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jordan Frankel

2202 N. Irving St.

Allentown, Pennsylvania 18109

Telephone: (888) 276-2108

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Adam J. Gelardi, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Jordan Frankel, Esq. Secretary, General Counsel and EVP, Legal, HR & Compliance Shift4 Payments, Inc. 2202 N. Irving St. Allentown, Pennsylvania 18109 Telephone: (888) 276-2108	Richard A. Fenyes, Esq. Joshua F. Bonnie, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Fax: (212) 455-2502

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $ par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)

Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is executed.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion. Dated                 , 2020.

            Shares

Shift4 Payments, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Shift4 Payments, Inc. We are selling                  shares of Class A common stock. The selling stockholders identified in this prospectus are offering an additional                 shares of our Class A common stock.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $        and $        . We have applied to list our Class A common stock on the New York Stock Exchange, or the NYSE, under the symbol “FOUR.”

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock entitles its holder to one vote per share and each share of our Class B common stock entitles its holder to             votes per share on all matters presented to our stockholders generally. Immediately following the consummation of this offering, all shares of our Class B common stock will be held by Searchlight (as defined below) and our Founder (as defined below), which combined will represent approximately     % of the voting power of our outstanding common stock after this offering (or approximately      % if the underwriters exercise in full their option to purchase additional shares).

We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of (i) the LLC Interests (as defined below) that we purchase directly from Shift4 Payments, LLC and certain of the Continuing Equity Owners (as defined below) with the proceeds from this offering and (ii) the LLC Interests that we acquire from the Former Equity Owners (as defined below) in connection with the consummation of the Transactions (as defined below), collectively representing an aggregate     % economic interest in Shift4 Payments, LLC. Of the remaining     % economic interest in Shift4 Payments, LLC,     % will be owned by Searchlight through their ownership of LLC Interests and     % will be owned by our Founder through his ownership of LLC Interests.

We will be the sole managing member of Shift4 Payments, LLC. We will operate and control all of the business and affairs of Shift4 Payments, LLC and, through Shift4 Payments, LLC and its subsidiaries, conduct our business.

Following this offering, we will be a “controlled company” within the meaning of the NYSE rules. See “Our Organizational Structure” and “Management—Controlled Company Exception.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced disclosure and public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Shift4 Payments, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have the option to purchase up to an additional                  shares of Class A common stock from us and the selling stockholders at the initial price to public less the underwriting discount within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                 , 2020.

(listed in alphabetical order)

Citigroup	Credit Suisse	Goldman Sachs & Co. LLC

Prospectus dated                 , 2020.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospectus may have changed since that date.

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: We and the selling stockholders have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

i

BASIS OF PRESENTATION

Organizational Structure

In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the Transactions. See “Our Organizational Structure” for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.

Certain Definitions

As used in this prospectus, unless the context otherwise requires, references to:

•

“we,” “us,” “our,” the “Company,” “Shift4” and similar references refer: (1) following the consummation of the Transactions, including this offering, to Shift4 Payments, Inc., and, unless otherwise stated, all of its subsidiaries, including Shift4 Payments, LLC and, unless otherwise stated, all of its subsidiaries, and (2) prior to the completion of the Transactions, including this offering, to Shift4 Payments, LLC and, unless otherwise stated, all of its subsidiaries.

•

“Blocker Companies” refers to certain direct and/or indirect owners of LLC Interests in Shift4 Payments, LLC, collectively, prior to the Transactions that are taxable as corporations for U.S. federal income tax purposes.

•

“Continuing Equity Owners” refers collectively to Searchlight, our Founder and their respective permitted transferees that will own LLC Interests after the Transactions and who may, following the consummation of this offering, redeem at each of their options, in whole or in part from time to time, their LLC Interests for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE ) who are disinterested), cash or newly-issued shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions— Shift4 LLC Agreement—Agreement in Effect Upon Consummation of this Offering.”

•

“LLC Interests” refers to the common units of Shift4 Payments, LLC, including those that we purchase directly from Shift4 Payments, LLC and certain of the Continuing Equity Owners with the proceeds from this offering and the common units of Shift4 Payments, LLC that we acquire from the Former Equity Owners in connection with the consummation of the Transactions.

•	“Founder” refers to Jared Isaacman, our Chief Executive Officer.

•

“Former Equity Owners” refers to certain Original Equity Owners (as defined below) who will exchange their ownership interests in LLC Interests for shares of our Class A common stock (to be held by them either directly or indirectly) in connection with the consummation of the Transactions.

•	“Blocker Shareholders” refers to the owners of Blocker Companies, collectively, prior to the Transactions.

•

“Original Equity Owners” refers to the owners of LLC Interests in Shift4 Payments, LLC, collectively, prior to the Transactions, which include entities affiliated with Searchlight, our Founder and FPOS Holding Co., Inc.

•

“Searchlight” refers to Searchlight Capital Partners, L.P., a Delaware limited partnership, and certain funds affiliated with Searchlight (including any such fund or entity formed to hold shares of Class A common stock for the Former Equity Owners).

•	“Shift4 Payments LLC Agreement” refers to Shift4 Payments, LLC’s amended and restated limited liability company agreement, which will become effective on or prior to the consummation of this offering.

Shift4 Payments, Inc. will be a holding company and the sole managing member of Shift4 Payments, LLC, and upon consummation of this offering and the application of proceeds therefrom, its principal asset will consist of LLC Interests.

Presentation of Financial Information

Shift4 Payments, LLC is the accounting predecessor of the issuer, Shift4 Payments, Inc., for financial reporting purposes. Shift4 Payments, Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

Shift4 Payments, Inc. Other than the inception balance sheet, dated as of November 5, 2019, the historical financial information of Shift4 Payments, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

•

Shift4 Payments, LLC. As Shift4 Payments, Inc. will have no interest in any operations other than those of Shift4 Payments, LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Shift4 Payments, LLC and its subsidiaries.

The unaudited pro forma financial information of Shift4 Payments, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Shift4 Payments, LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2019 in the case of the unaudited pro forma consolidated statements of operations data, and as of December 31, 2019 in the case of the unaudited pro forma condensed consolidated balance sheet data. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key performance indicators and non-GAAP measures.” We define these terms as follows:

•	end-to-end payment volume, which we define as the total dollar amount of card payments that we authorize and settle on behalf of our merchants;

•	net revenue, which we define as gross revenue less network fees, which includes interchange and assessment fees;

•	EBITDA, which we define as earnings before interest expense, income taxes, depreciation and amortization; and

•

adjusted EBITDA, which we define as EBITDA further adjusted for acquisition, restructuring and integration costs, management fees and other non-recurring items management believes are not indicative of ongoing operations.

We use non-GAAP financial measures to supplement financial information presented in accordance with generally accepted accounting principles in the United States, or GAAP. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. See “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

TRADEMARKS

This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts, such as The Nilson Report, the “Global payments 2018: A dynamic industry continues to break new ground” report by McKinsey & Company, or McKinsey, and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

v

LETTER FROM JARED ISAACMAN, OUR FOUNDER

Shift4 Payments is an incredible story of vision, innovation and disciplined execution. As the founder and CEO, I want to share some of our history and why this is such a special business.

I founded what was to become Shift4 Payments when I was 16 years old, in my parents’ basement. I was drawn to what was, at the time, an emerging sector filled with odd and unnecessary inefficiencies and therefore opportunities. There were a lot of fundamental problems with how the merchant services industry was operating. The challenges I observed included mismanaged and misaligned distribution, cumbersome onboarding and a slew of operational inefficiencies. I believed there was a better way.

Our organizational determination to differentiate and grow through problem solving did not stop in the basement. We have built a successful company by pivoting in advance of industry trends, innovating technology solutions and empowering our distribution partners with a compelling value proposition. In fact, one of the few things that has changed over the years is the scale of the problems we solve… and the size of the merchants we solve them for.

Shift4 has pioneered several distinct and successful integrated payment strategies, long before competitors, analysts and even investors were talking about integrated payments. For decades now, we have monetized payments through software we have built, software assets we have acquired and through hundreds of software companies we have partnered with.

Our seat at the table begins with an in-house platform delivering proprietary technical capabilities. These capabilities give us a privileged position within the payments value chain. In fact, many of the largest payments processors in the country rely on Shift4 to handle their hospitality customers.

Leveraging the moat our platform affords, we further differentiate by obsessively solving merchant and partner pain points with innovative proprietary solutions like our Point-of-Sale software, business intelligence cloud, mobile pay-at-table (Skytab) products and a laser focus on operational capabilities that most competitors prefer to outsource. This allows us to deliver a single vendor solution to complex merchant environments. Eliminating multiple vendors and outsourced providers in turn eliminates cost and complexity and increases merchant satisfaction. This is why 7,000+ software partners and 200,000+ merchants have adopted the Shift4 model.

I constantly reflect on our history, not just because it’s a cool story, but also because I obsess over past decisions looking for opportunities to improve. It is amazing to look back at the types of customers we served in our earliest days — they were all small businesses and many are still loyal customers nearly two decades later. Today, we have hundreds of thousands of merchants that depend on our technology, which span from those same small businesses to some of the most recognizable brands like Mandarin Oriental, Caesars, Pebble Beach and many more. We didn’t win these great customer relationships by accident or by fighting over the last fraction of a penny. Shift4 wins because our “true north” is to seek out complexity and simplify it.

I have had the privilege throughout my career of observing many great companies through both the lens of an operator and investor. In that time, I have tried to distill all of the details into a simple list of what really drives success – and I use these criteria before making any investment decision. Here is what you can expect from Shift4:

1.

Our Strategy: We have a winning strategy and intend to keep the company focused on leveraging our distinct advantages and executing for the benefit of our customers, partners, employees and stockholders. If, for whatever reason, the puck changes direction, there is a good chance Shift4 will already be there and waiting for it.

2.

Our Discipline: Shift4 will be disciplined and efficient allocators of capital. We have a track record of generating strong unit economics, investing in growth-accelerating innovation and acquiring and unlocking value in high-potential assets.

3.

Our Focus: Shift4 will have my complete attention. Over the years, I have built and sold several successful businesses while still serving as CEO of Shift4 Payments. Despite those outside interests, I have overseen consistent year-over-year revenue growth. In consideration of this IPO and the road ahead, I have reduced my equity interest and resigned my officer responsibilities in all outside ventures so that I can focus exclusively on Shift4.

4.

Our Team: I am fortunate to have an extraordinary leadership team. I honestly can’t brag about them enough and I am passionate about ensuring that management is completely aligned with stockholders. I will personally ensure, through reasonable and properly aligned compensation, every layer of management comes to work each day thinking and making decisions like an owner.

5.

Our Alignment: I intend to ensure that all aspects of governance are informed by a thorough diversity of views and our independent directors. This includes my own compensation. My salary will be consistent with a typical entry-level manager and will leave all other compensation entirely at the discretion of our board’s compensation committee, of which I will not be a member. In this regard, it is my expectation that the financial successes from operating Shift4 as a public company will come to me much in the same way as they always have over the past 20 years: as a stockholder in the business.

I have spent more than half of my life building Shift4 Payments. There is never a bad day coming to work as CEO of such an amazing company and our brightest days are clearly ahead. I can state wholeheartedly there is no shortage of opportunity as commerce-enabling software and payments continue their journey of convergence, and there is no better organization to accelerate that trend than Shift4 Payments.

We are excited to welcome you to our family.

Jared Isaacman

Founder and Chief Executive Officer

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading independent provider of integrated payment processing and technology solutions in the United States based on total volume of payments processed. We have achieved our leadership position through decades of solving complex business and operational challenges facing our customers: software partners and merchants. For our software partners, we offer a single integration to an end-to-end payments offering, a proprietary gateway and a robust suite of technology solutions to enhance the value of their software and simplify payment acceptance. For our merchants, we provide a seamless, unified consumer experience as an alternative to relying on multiple providers to accept payments and utilize technology in their businesses.

Merchants are increasingly adopting disparate software solutions to operate their businesses more effectively. The complexity of integrating a seamless payment solution across these software suites has grown exponentially. For example, a restaurant in the United States may use over a dozen disparate software systems to operate its business, manage interactions with its customers and accept payments. A large resort may operate an even greater number of software systems to enable online reservations, check-ins, restaurants, salon and spa, golf, parking and more. The scale and complexity of managing these software systems that are sourced from different providers while seamlessly accepting payments is challenging for merchants of any size.

Software partners are increasingly required to ensure that their solutions are integrated with a variety of applications to service merchants. For example, any software partner seeking to be adopted in a resort, such as an online reservation system or restaurant point-of-sale, or POS, must be able to integrate into that resort’s property management systems. These software integrations need to enable secure payment acceptance and also support additional services to manage the guest’s experience. Facilitating these integrations is both costly and time-consuming for software partners.

We integrate disparate software systems through a single point of connectivity. By partnering with us, every software provider receives the benefit of both a state-of-the-art payments platform and our library of over 350 established integrations with market-leading software suites. In turn, our merchants are able to simplify payment acceptance and streamline their business operations by reducing the number of vendors on which they rely.

At the heart of our business is our payments platform. Our payments platform is a full suite of integrated payment products and services that can be used across multiple channels (in-store, online, mobile and tablet-based). We also offer innovative technology solutions that go beyond payment processing—some of which are developed in-house, such as business intelligence and POS software, while others are powered by our network of complementary third-party applications.

We employ a partner-centric distribution approach in which we market and sell our solutions through a diversified network of over 7,000 software partners, which consist of independent software vendors, or ISVs, and value-added resellers, or VARs. ISVs are technology providers that develop commerce-enabling software suites with which they can bundle our payments platform. VARs are organizations that provide distribution support for ISVs and act as trusted and localized service providers to merchants by providing them with software and services. Together, our ISVs and VARs provide us immense distribution scale and provide our merchants with front-line service and support.

Our end-to-end payments offering combines our payments platform, including our proprietary gateway and breadth of software integrations, and our suite of technology solutions to create a compelling value proposition for our merchants. For the year ended December 31, 2019, we served over 64,000 merchants who subscribe to our end-to-end payments offering, representing over $22.0 billion in end-to-end payment volume. This end-to-end payment volume contributed approximately 57% of net revenue in 2019. Additionally, in 2019 we served over 66,000 merchants representing over $185.0 billion in payment volume that relied on Shift4’s gateway or technology solutions but did not utilize our end-to-end payments offering.

Our merchants range from small-to-medium-sized businesses, or SMBs, to large enterprises across numerous verticals in which we have deep industry expertise, including food and beverage, lodging and leisure (which we collectively refer to as hospitality). In addition, our merchant base is highly diversified with no single merchant representing more than 1% of end-to-end payment volume for the year ended December 31, 2019.

We derive the majority of our revenue from fees paid by our merchants, which principally include a processing fee that is charged as a percentage of end-to-end payment volume. In cases where merchants subscribe only to our gateway, we generate revenue from transaction fees charged in the form of a fixed fee per transaction. We also generate subscription revenue from licensing subscriptions to our POS software, business intelligence tools, payment device management and other technology solutions, for which we typically charge flat subscription fees on a monthly basis. Our revenue is recurring in nature because of the mission-critical and embedded nature of the solutions we provide, the high switching costs associated with these solutions and the multi-year contracts we have with our customers. We also benefit from a high degree of operating leverage given the combination of our highly scalable payments platform and strong customer unit economics.

Our total revenue increased to $731.4 million for fiscal year ended December 31, 2019 from $560.6 million for fiscal year ended December 31, 2018. We generated net loss of $58.1 million for fiscal year ended December 31, 2019 and net loss of $49.9 million for fiscal year ended December 31, 2018. Our net revenue increased to $305.5 million for fiscal year ended December 31, 2019 from $252.7 million for fiscal year ended December 31, 2018, representing year-over-year growth of 20.9%. Our adjusted EBITDA increased to $103.8 million for fiscal year ended December 31, 2019 from $89.9 million for fiscal year ended December 31, 2018, representing year-over-year growth of 15.5%. The percentage of our total net revenue derived from volume-based payments, subscription agreements and transaction fees was 56.7%, 26.5% and 14.6% for the fiscal year ended December 31, 2019, respectively, and 56.2%, 26.9% and 14.0% for the fiscal year ended December 31, 2018, respectively. See “—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data” for a reconciliation of our non-GAAP measures to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Shift4 Model

Our mission is to power the convergence of integrated payments and commerce-enabling software. Solving the complexity inherent to our software partners and merchants requires a specialized approach that combines a seamless customer experience with a secure, reliable and robust suite of payments and technology offerings.

To achieve this mission, we strategically built our Shift4 Model on a three pillar foundation: (i) payments platform; (ii) technology solutions; and (iii) partner-centric distribution.

Payments Platform

Our payments platform provides omni-channel card acceptance and processing solutions, including:

•	end-to-end payment processing for a broad range of payment types;

•	merchant acquiring;

•	proprietary omni-channel gateway;

•	complementary software integrations;

•	integrated and mobile POS solutions;

•	security and risk management solutions; and

•	reporting and analytical tools.

For the year ended December 31, 2019, we processed over 3.5 billion transactions representing over $200.0 billion in payment volume across multiple payment types, including credit, debit, contactless card, EMV, mobile wallets and alternative payment methods. We continue to innovate and evolve our payments offering as new technology and payment methods are adopted by consumers.

Through our proprietary gateway, our payments platform is integrated with over 350 software suites including some of the largest and most recognized software providers in the world. In addition, we enable connectivity with the largest payment processors, alternative payment rails and over 100 payment devices. Our payments platform includes market-leading security features that help prevent consumer card data from entering the merchant’s environment.

Our merchants have the flexibility to subscribe to our payments platform in one of two ways: end-to-end payments or gateway. End-to-end payments merchants benefit from a single vendor solution for payment acceptance (including our proprietary gateway), devices, POS software solutions and a full suite of business intelligence tools. By consolidating these functions through a single, unified vendor solution, these merchants are able to reduce total spend on payment acceptance solutions and access gateway and technology solutions as value-added features. Gateway merchants benefit from interoperability with third-party payment processors. The flexibility in our model helps us attract software partners and merchants.

Technology Solutions

Our suite of technology solutions is designed to streamline our customers’ business operations, drive growth through strong consumer engagement and improve their business using rich transaction-level data.

•

Lighthouse 5 – Our cloud-based suite of business intelligence tools includes customer engagement, social media management, online reputation management, scheduling and product pricing, as well as extensive reporting and analytics.

•

Integrated Point-of-Sale (iPOS) – We provide purpose-built POS workstations pre-loaded with powerful, mission-critical software suites and integrated payment functionality. Our iPOS offering helps our merchants scale their business and improve operational efficiency while reducing total cost of ownership.

•

Mobile POS – Our mobile payments offering, Skytab, provides a complete feature set, including pay-at-the-table, order-at-the-table, delivery, customer feedback and email marketing, all of which are integrated with our proprietary gateway and Lighthouse 5.

•

Marketplace – We enable seamless integrations into complementary third-party applications (such as online delivery services, payroll, timekeeping and other human resource services), reducing the number of vendors on which our merchants rely.

Partner-Centric Distribution

Our payments platform and technology solutions are delivered to our merchants through our partner-centric distribution network. Today, our network includes over 7,000 software partners, providing full coverage across the United States.

Our partner-centric distribution approach is designed to leverage the domain expertise and local relationships that our software partners have built with our merchants over years of doing business together. Our software partners are entrusted by merchants to guide software purchasing decisions and provide service and support. In turn, our software partners entrust us to provide innovative payment and technology solutions to help them continue to grow.

Our Key Differentiators

We believe that our Shift4 Model provides us with a competitive advantage and differentiated position in the market.

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We are a pioneer in delivering innovative solutions. Since our founding, we have been at the forefront of developing and deploying new and innovative payments and technology solutions that are tailored to meet the demands of our customers as their business needs evolve, such as Skytab, Integrated POS, Tokenization and PCI-validated point-to-point encryption, or P2PE.

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We have developed deep domain expertise and built specialized capabilities in the hospitality market. We believe that we have established a meaningful first-mover advantage in integrated payments and technology solutions for the hospitality market. With over 30 years of operating experience in the hospitality market, we have developed solutions that meet various use-cases in the hospitality industry. As a result, over 21,000 hotels and 125,000 restaurants in the United States use at least one of our products.

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We maintain a privileged position as the last integration our software partners will ever need. We have over 350 integrations to market-leading software providers and we are integrated into the largest share of hotel property management systems in the United States. As a result, we simplify the operational complexity that our merchants face.

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We control and integrate the most important parts of the payments value chain into a single point of access. We offer end-to-end processing, merchant acquiring, gateway, software integrations, POS solutions, security, reporting and analytical tools, enabling us to eliminate customer pain points around payment processing and device management. Integrating our payments platform into our software partners’ solutions enables them to deliver a comprehensive solution to their customers, with a single source of accountability and service.

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We have a vision-driven, founder-led culture. Since our founding, we have focused on building an entrepreneurial and innovative culture that is deeply rooted in our philosophy of aligning our success with that of our software partners and merchants. Our founder-led team is able to draw on decades of experience in payments and software, which we believe is a key driver of our ability to innovate and disrupt our markets.

Our Growth Strategy

Our growth strategy will continue to be driven by our ability to leverage our Shift4 Model to solve the most complex business challenges facing our customers. The key elements of this strategy include:

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Continue to win new customers. We plan to continue enhancing our value proposition to empower our existing software partners to win new merchants. We also intend to expand our network of software partners across a variety of industry verticals in order to target new merchants.

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Unlock substantial opportunity within existing merchant base. Significant upsell and cross-sell opportunities exist within our current base of merchants. We intend to drive adoption of our end-to-end payments offering within our gateway merchant base, which increases our revenue per merchant and enhances merchant retention, resulting in stronger unit economics.

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Continue enhancing our product portfolio with differentiated solutions. As merchants embrace simplicity and consolidate vendor relationships, we will continue to add new value-added features and functionality. This enables our merchants to deliver a higher quality experience to their consumers and increase their transaction volumes, benefitting both us and our merchants.

•	Leverage domain expertise in hospitality market to expand into adjacent verticals. Our access to leading hospitality businesses and industry thought leaders affords us an advantaged position of identifying emerging trends in adjacent areas and verticals that could result in attractive investment opportunities, such as specialty retail.

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Leverage our relationships with global merchants to expand internationally. Our Shift4 Model serves a host of multinational hospitality brands that currently utilize our tokenization and POS software solutions internationally. We also have the opportunity to follow our customers as they expand into new geographic markets.

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Monetize the robust data we capture through our Shift4 Model. We believe we have an opportunity to leverage data from the billions of transactions we process to develop unique insights that help identify trends in consumer behavior, as well as consumer and merchant preferences. We believe monetization of this data could represent a larger component of our business in the future.

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Pursue strategic acquisitions. We may selectively pursue acquisitions to improve our competitive positioning within existing and new verticals, expand our customer base and enhance our software and technology capabilities.

Our Market and Trends Impacting the Industry

The convergence of payments and software is transforming global commerce. Our software partners and merchants are seeking a bundled integrated payment and software solution to introduce operating efficiencies and enhance consumer experiences. The market opportunity is large and growing. According to the January 2019 issue of The Nilson Report, purchase volume on cards in the United States is expected to reach $10.4 trillion by 2027 from $5.5 trillion in 2017, representing a compound annual growth rate, or CAGR, of approximately 7%. We leverage our Shift4 Model to capture a larger share of this market opportunity and to capitalize on the following trends defining our markets:

Trends Impacting Merchants

•	Merchants must leverage the power of software to compete

•	Merchants are increasingly adopting multiple software suites

•	Increasing complexity of payments and the proliferation of frictionless and omni-channel commerce

•	Card-present verticals increasingly capture unique business insights

Trends Impacting ISVs

•	ISVs are integrating payments into their business models to remain competitive

•	ISVs struggle to integrate their software suites with the growing universe of third-party software applications

Searchlight Capital

Searchlight is a global private investment firm with over $7 billion in assets under management and offices in New York, London and Toronto. The firm manages capital through varied investment funds and special purpose partnerships. For additional information regarding Searchlight’s ownership in us after this offering, see “—Summary of the Transactions” and “Principal and Selling Stockholders.”

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:

•	substantial and increasingly intense competition worldwide in the financial services, payments and payment technology industries may adversely affect our overall business and operations;

•	potential changes in the competitive landscape, including disintermediation from other participants in the payments chain, could harm our business;

•

our ability to anticipate and respond to changing industry trends and the needs and preferences of our merchants and consumers may adversely affect our competitiveness or the demand for our products and services;

•	because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations;

•	acquisitions create certain risks and may adversely affect our business, financial condition or results of operations;

•	we may not be able to continue to expand our share of the existing payment processing markets or expand into new markets which would inhibit our ability to grow and increase our profitability; and

•	the Continuing Equity Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Summary of the Transactions

Shift4 Payments, Inc., a Delaware corporation, was formed on November 5, 2019 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Shift4 Payments, LLC and its subsidiaries. We will consummate the following organizational transactions in connection with this offering:

•

we will amend and restate the existing limited liability company agreement of Shift4 Payments, LLC to, among other things, (1) convert all existing ownership interests in Shift4 Payments, LLC into                LLC Interests and (2) appoint Shift4 Payments, Inc. as the sole managing member of Shift4 Payments, LLC upon its acquisition of LLC Interests in connection with this offering;

•

we will amend and restate Shift4 Payments, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (2) for Class B common stock, with each share of our Class B common stock entitling its holder to             votes per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by Searchlight, our Founder and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock;”

•	the Former Equity Owners will exchange their ownership interests in LLC Interests for shares of Class A common stock on a one-to-one basis;

•

Searchlight will sell              shares of our Class A common stock (or              shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in this offering as the selling stockholders;

•	we will issue shares of our Class A common stock to the purchasers in this offering (or shares if the underwriters exercise in full their option to purchase additional shares of Class A

common stock) in exchange for net proceeds of approximately $            million (or approximately $            million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

•

we will use all of the net proceeds from this offering to purchase            newly issued LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Shift4 Payments, LLC and certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

Shift4 Payments, LLC intends to use the net proceeds from the sale of LLC Interests to Shift4 Payments, Inc. to             and, if any remain, for general corporate purposes as described under “Use of Proceeds;” and

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Shift4 Payments, Inc. will enter into (1) a stockholders agreement, which we refer to as the Stockholders Agreement, with Searchlight and our Founder, (2) a registration rights agreement, which we refer to as the Registration Rights Agreement, with Searchlight and our Founder and (3) a tax receivable agreement, which we refer to as the Tax Receivable Agreement, or TRA, with Shift4 Payments, LLC, the Continuing Equity Owners and the Blocker Shareholders. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

We collectively refer to the foregoing organizational transactions and this offering as the Transactions.

Immediately following the consummation of the Transactions (including this offering):

•

Shift4 Payments, Inc. will be a holding company and its principal asset will consist of LLC Interests it purchases from Shift4 Payments, LLC and certain of the Continuing Equity Owners and LLC Interests it acquires from the Former Equity Owners;

•	Shift4 Payments, Inc. will be the sole managing member of Shift4 Payments, LLC and will control the business and affairs of Shift4 Payments, LLC and its subsidiaries;

•

Shift4 Payments, Inc. will own, directly or indirectly,                LLC Interests of Shift4 Payments, LLC, representing approximately     % of the economic interest in Shift4 Payments, LLC (or                 LLC Interests, representing approximately     % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing Equity Owners will own (1)            LLC Interests of Shift4 Payments, LLC, representing approximately     % of the economic interest in Shift4 Payments, LLC (or                LLC Interests, representing approximately     % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)            shares of Class B common stock of Shift4 Payments, Inc., representing approximately     % of the combined voting power of all of Shift4 Payments, Inc.’s common stock (or                  shares of Class B common stock of Shift4 Payments, Inc., representing approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the purchasers in this offering will own (1)              shares of Class A common stock of Shift4 Payments, Inc. (or                  shares of Class A common stock of Shift4 Payments, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately     % of the combined voting power of all of Shift4 Payments, Inc.’s common stock and approximately     % of the economic interest in Shift4 Payments, Inc. (or approximately     % of the combined voting power and approximately     % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Shift4 Payments, Inc.’s ownership of LLC

Interests, indirectly will hold approximately     % of the economic interest in Shift4 Payments, LLC (or approximately     % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

As the sole managing member of Shift4 Payments, LLC, we will operate and control all of the business and affairs of Shift4 Payments, LLC and, through Shift4 Payments, LLC and its subsidiaries, conduct the business. Following the Transactions, including this offering, Shift4 Payments, Inc. will have the majority economic interest in Shift4 Payments, LLC, and will control the management of Shift4 Payments, LLC as the sole managing member. As a result, Shift4 Payments, Inc. will consolidate Shift4 Payments, LLC and record a significant noncontrolling interest in consolidated entity for the economic interest in Shift4 Payments, LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $             per share (the midpoint of the price range set forth on the cover page of this prospectus). Although the combined number of LLC Interests outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, pursuant to the terms of the existing limited liability company agreement among the Original Equity Owners and Shift4 Payments, LLC the split between the number of LLC Interests will vary depending on the initial public offering price in this offering. The initial public offering price will also impact the relative allocation of LLC Interests issued in the Transactions among the Original Equity Owners and, in turn, the shares of Class A common stock and Class B common stock issued to the Original Equity Owners in the Transactions. Additionally, while the number of shares of Class A common stock being offered hereby to the public will not change, the initial public offering price will impact the split of the number of shares of Class A common stock sold by the selling stockholders in this offering and the number of shares of Class A common stock sold by Shift4 Payments, Inc. in this offering. Additionally, any increase or decrease in the number of shares of Class A common stock sold by Shift4 Payments, Inc. in this offering due to a change in the initial public offering price will result in a corresponding increase or decrease in the number of LLC Interests purchased by Shift4 Payments, Inc. directly from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering. Therefore, the indirect economic interest in Shift4 Payments, LLC represented by the shares of Class A common stock sold in this offering will be largely unaffected by the initial public offering price. For more information regarding the impact of the initial offering price on the share information included throughout this prospectus, see “—The Offering.”

For more information regarding the Transactions and our structure, see “Our Organizational Structure.”

Ownership Structure

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)	Investors in this offering will hold approximately % of the voting interest.

(2)	Jared Isaacman will hold % of his economic interest in Shift4 Payments, LLC through a wholly owned corporation, Rook Holdings, Inc., for which he is the sole stockholder.

Our Corporate Information

Shift4 Payments, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on November 5, 2019. Our corporate headquarters are located at 2202 N. Irving St., Allentown, PA 18109. Our telephone number is (888) 276-2108. Our principal website address is www.shift4.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

After giving effect to the Transactions, including this offering, Shift4 Payments, Inc. will be a holding company whose principal asset will consist of     % of the outstanding LLC Interests of Shift4 Payments, LLC, a Delaware limited liability company (or     % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

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we are required to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•

we are not required to comply with the requirement of the Public Company Accounting Oversight Board, or PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering, or such earlier time that we are no longer an emerging growth company. However, if certain events occur prior to the end of such period, including if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period, we will cease to be an emerging growth company prior to the end of such period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected financial data and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, including in this prospectus.

In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period.

As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

The Offering

Issuer	Shift4 Payments, Inc.

Shares of Class A common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Shares of Class A common stock offered by the selling stockholders	shares.

Underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders	shares ( shares offered by us and shares offered by the selling stockholders).

Shares of Class A common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of Shift4 Payments, Inc.’s common stock (or shares, representing approximately % of the combined voting power of all of Shift4 Payments, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), % of the economic interest in Shift4 Payments, Inc. and % of the indirect economic interest in Shift4 Payments, LLC.

Shares of Class B common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of Shift4 Payments, Inc.’s common stock (or shares, representing approximately % of the combined voting power of all of Shift4 Payments, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Shift4 Payments, Inc.

LLC Interests to be held by us immediately after this offering	LLC Interests, representing approximately % of the economic interest in Shift4 Payments, LLC (or LLC Interests, representing approximately % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be held by the Continuing Equity Owners immediately after this offering	LLC Interests, representing approximately % of the economic interest in Shift4 Payments, LLC (or LLC Interests, representing approximately % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Ratio of shares of Class A common stock to LLC Interests	Our amended and restated certificate of incorporation and the Shift4 Payments LLC Agreement will require that we and Shift4 Payments, LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.

Ratio of shares of Class B common stock to LLC Interests	Our amended and restated certificate of incorporation and the Shift4 Payments LLC Agreement will require that we and Shift4 Payments, LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by Searchlight, our Founder and their respective permitted transferees and the number of LLC Interests owned by Searchlight, our Founder and their respective permitted transferees, except as otherwise determined by us. Immediately after this offering, Searchlight and our Founder will together own 100% of the outstanding shares of our Class B common stock.

Permitted holders of shares of Class B common stock	Only Searchlight, our Founder and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement—Agreement in Effect Upon Consummation of this Offering.”

Voting rights	Holders of shares of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share and each share of our Class B common stock entitles its holders to votes per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”

Redemption rights of holders of LLC Interests

The Continuing Equity Owners may from time to time at each of their options require Shift4 Payments, LLC to redeem all or a portion of their LLC Interests (                 LLC Interests held by Continuing Equity Owners in the aggregate immediately after this offering (or                  LLC Interests held by Continuing Equity Owners in the aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the Shift4 Payments LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange by Shift4 Payments, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement—Agreement in Effect Upon

Consummation of this Offering.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Shift4 Payments LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions. We intend to use the net proceeds from this offering to purchase LLC Interests (or LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Shift4 Payments, LLC and certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions. Shift4 Payments, LLC intends to use $ million of the net proceeds from the sale of LLC Interests to Shift4 Payments, Inc. to and the remainder, if any, for general corporate purposes. Shift4 Payments, LLC will not receive any proceeds that Shift4 Payments, Inc. uses to purchase LLC Interests from certain of the Continuing Equity Owners, and we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. Shift4 Payments, LLC will bear or reimburse Shift4 Payments, Inc. and the selling stockholders for all of the expenses of this offering. See “Use of Proceeds.”

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Additionally, our ability to pay any cash dividends on our Class A common stock is limited by restrictions on the ability of Shift4 Payments, LLC and our other subsidiaries to pay dividends or make distributions under the terms of our Credit Facilities. Additionally, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Shift4 Payments, LLC and, through Shift4 Payments, LLC, cash distributions and dividends from our other direct and indirect wholly owned subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Controlled company exception	After the consummation of this offering, we will be considered a “controlled company” for the purposes of the NYSE rules as will have more than 50% of the voting power for the election of directors. See “Principal and Selling Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the NYSE rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.

Tax receivable agreement	We will enter into a Tax Receivable Agreement with Shift4 Payments, LLC, the Continuing Equity Owners and the Blocker Shareholders that will provide for the payment by Shift4 Payments, Inc. to the Continuing Equity Owners and the Blocker Shareholders of 85% of the amount of tax benefits, if any, that Shift4 Payments, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in tax basis resulting from Shift4 Payments, Inc.’s purchase of LLC Interests directly from certain of the Continuing Equity Owners in connection with this offering, as described under “Use of Proceeds,” and future redemptions funded by Shift4 Payments, Inc. or exchanges (or deemed exchanges in certain circumstances) of LLC Interests for Class A common stock or cash as described above under “—Redemption rights of holders of LLC Interests,” (2) our utilization of certain tax attributes of the Blocker Companies and (3) certain additional tax benefits attributable to payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

Registration rights agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to certain of the Continuing Equity Owners (including each of our executive officers) upon redemption or exchange of their LLC Interests and the shares of our Class A common stock that are issued to the Former Equity Owners in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a discussion of the Registration Rights Agreement.

Risk factors	See “Risk Factors” beginning on page 22 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Trading symbol	We have applied to list our Class A common stock on the NYSE under the symbol “ FOUR.”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•

gives effect to the amendment and restatement of the Shift4 Payments LLC Agreement that converts all existing ownership interests in Shift4 Payments, LLC into                 LLC Interests, as well as the filing of our amended and restated certificate of incorporation;

•	gives effect to the other Transactions, including the consummation of this offering;

•

excludes                  shares of Class A common stock reserved for issuance under our 2020 Equity Plan, or 2020 Plan, including approximately                  shares of Class A common stock issuable pursuant to stock options we intend to grant to certain of our directors, executive officers and other employees in connection with this offering as described under the captions “Executive Compensation—                    ” and “Executive Compensation—                    ;”

•	assumes an initial public offering price of $ per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us and the selling stockholders.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $             per share (the midpoint of the price range set forth on the cover page of this prospectus). Although the combined number of LLC Interests outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, pursuant to the terms of the existing LLC Agreement among the Original Equity Owners, the split between the number of LLC Interests will vary depending on the initial public offering price in this offering. The initial public offering price will also impact the relative allocation of LLC Interests issued in the Transactions among the Original Equity Owners and, in turn, the shares of Class A common stock and Class B common stock issued to the Original Equity Owners in the Transactions. Additionally, while the number of shares of Class A common stock being offered hereby to the public will not change, the initial public offering price will impact the split of the number of shares of Class A common stock sold by the selling stockholders in this offering and the number of shares of Class A common stock sold by Shift4 Payments, Inc. in this offering. However, any increase or decrease in the number of shares of Class A common stock sold by Shift4 Payments, Inc. in this offering due to a change in the initial public offering price will result in a corresponding increase or decrease in the number of LLC Interests purchased by Shift4 Payments, Inc. directly from certain of the

Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering. Therefore, the indirect economic interest in Shift4 Payments, LLC represented by the shares of Class A common stock sold in this offering will be largely unaffected by the initial public offering price.

For illustrative purposes only, the table below shows the number of shares of Class A common stock we and the selling stockholders are selling in this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders), along with the number of newly issued LLC Interests that Shift4 Payments, Inc. will purchase directly from Shift4 Payments, LLC and the number of LLC Interests that Shift4 Payments, Inc. will purchase from certain of the Continuing Equity Owners at various initial public offering prices:

	Class A Common Stock offered by Shift4 Payments, Inc.	Class A Common Stock offered by the Selling Stockholders	Newly issued LLC Interests purchased by Shift4 Payments, Inc.	LLC Interests held by Continuing Equity Owners purchased by Shift4 Payments, Inc.
$
$
$
$

For illustrative purposes only, the table below shows the number of LLC Interests, shares of Class A common stock and Class B common stock outstanding after giving effect to the Transactions and this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders) at various initial public offering prices:

	LLC Interests held by Continuing Equity Owners	LLC Interests held by Shift4 Payments, Inc.	Class A Common Stock	Class B Common Stock
$
$
$
$

For illustrative purposes only, the table below shows the combined voting power in Shift4 Payments, Inc. and the combined direct or indirect (in the case of the Continuing Equity Owners, through Shift4 Payments, Inc.’s ownership of LLC Interests) economic interest in Shift4 Payments, LLC of certain holders of shares of Class A common stock and Class B common stock after giving effect to the Transactions and this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders) at various initial public offering prices:

	Continuing Equity Owners		Investors in this Offering
	Voting Power	Economic Interest	Voting Power	Economic Interest
$
$
$
$

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data

The following tables present the summary historical consolidated financial and other data for Shift4 Payments, LLC and its subsidiaries and the summary pro forma condensed consolidated financial and other data for Shift4 Payments, Inc. Shift4 Payments, LLC is the predecessor of the issuer, Shift4 Payments, Inc., for financial reporting purposes. The summary consolidated statement of operations data and statements of cash flows data for the years ended December 31, 2018 and 2019, and the summary consolidated balance sheet data as of December 31, 2019 are derived from the consolidated financial statements of Shift4 Payments, LLC included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Selected Historical Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

As a result of the adoption of Accounting Standards Codification 606: Revenue from Contracts with Customers, or ASC 606, in 2019, the summary historical financial data for the year ended December 31, 2019 is not comparable to the summary historical financial data for the year ended December 31, 2018. See Notes 2 and 4 to our consolidated financial statements included elsewhere in this prospectus for more information about the adoption of ASC 606.

The summary unaudited pro forma condensed consolidated financial data of Shift4 Payments, Inc. presented below have been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial information as of and for the year ended December 31, 2019 gives effect to the Transactions, including the consummation of this offering and the use of proceeds therefrom, as described in “Our Organizational Structure” and “Use of Proceeds,” as if all such transactions had occurred on January 1, 2019. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.

The summary historical consolidated financial and other data of Shift4 Payments, Inc. has not been presented because Shift4 Payments, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Shift4 Payments, LLC Historical		Shift4 Payments, Inc. Pro Forma
(in millions, except share and per share amounts)	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2019

Consolidated Statement of Operations:
Gross revenue	$560.6	$731.4	$
Cost of sales	410.2	552.4

Gross profit	150.4	179.0

General and administrative expenses	83.7	124.4
Depreciation and amortization expense	40.4	40.2
Professional fees	7.4	10.4
Advertising and marketing expenses	6.1	6.3
Restructuring expenses	20.1	3.8

Total operating expenses	157.7	185.1

Loss from operations	(7.3)	(6.1)

Other income, net	0.6	1.0
Interest expense	(47.0)	(51.5)

Loss before income taxes	(53.7)	(56.6)
Income tax benefit (provision)	3.8	(1.5)

Net loss	$(49.9)	$(58.1)

Net loss attributable to redeemable noncontrolling interests
Net loss attributable to Shift4 Payments, Inc.			$

Pro Forma Net Loss per Share Data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net loss available to Class A common stock per share:
Basic			$
Diluted			$

	Shift4 Payments, LLC Historical
	Year Ended December 31, 2018	Year Ended December 31, 2019
(in millions)
Consolidated Statement of Cash Flows:
Net cash provided by operating activities	$25.5	$26.7
Net cash used in investing activities	(41.4)	(98.8)
Net cash provided by financing activities	11.3	71.0

	Shift4 Payments, LLC Historical	Shift4 Payments, Inc. Pro Forma
(in millions)	As of December 31, 2019

Consolidated Balance Sheet:
Cash	$3.7	$
Total assets	788.0
Total liabilities	773.9
Redeemable preferred units	43.0
Retained deficit	(178.4)
Total members’ (deficit)/stockholders’ equity	(28.9)

	Shift4 Payments, LLC Historical

(in millions)	Year Ended December 31, 2018	Year Ended December 31, 2019
Selected Other Data:
End-to-end payment volume(1)	$16,145.1	$22,125.2
Net revenue(2)	252.7	305.5
EBITDA(2)	59.5	58.1
Adjusted EBITDA(2)	89.9	103.8

(1)

End-to-end payment volume is defined as the face value of payments successfully completed through our authorization and settlement processing ecosystem. For a description of end-to-end payment volume, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key performance indicators and non-GAAP measures” and “Basis of Presentation—Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures.”

(2)

We use supplemental measures of our performance which are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures include net revenue, which represents gross revenue less network fees, which includes interchange and assessment fees; earnings before interest expense, income taxes, depreciation, and amortization, or EBITDA; and adjusted EBITDA. Adjusted EBITDA is the primary financial performance measure used by management to evaluate its business and monitor results of operations.

Adjusted EBITDA represents EBITDA further adjusted for certain non-cash and other non-recurring items that management believes are not indicative of ongoing operations. These adjustments include acquisition, restructuring and integration costs, management fees and other non-recurring items.

We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of each of net revenue, EBITDA and adjusted EBITDA to its most directly comparable GAAP financial measure are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items.

The tables below provide reconciliations of net revenue to gross revenue and EBITDA and adjusted EBITDA to net loss on a consolidated basis for the years ended December 31, 2018 and 2019.

Net revenue:

	Shift4 Payments, LLC Historical
(in millions)	Year Ended December 31, 2018	Year Ended December 31, 2019
Payments-based revenue	$485.2	$643.6
Subscription and other revenues	75.4	87.8

Total gross revenue	560.6	731.4
Less: network fees	307.9	425.9

Net revenue	$252.7	$305.5

EBITDA and adjusted EBITDA:

	Shift4 Payments, LLC Historical
	Year Ended December 31, 2018	Year Ended December 31, 2019
(in millions)
Net loss	$(49.9)	$(58.1)
Interest expense	47.0	51.5
Income tax (benefit) provision	(3.8)	1.5
Depreciation and amortization expense	66.2	63.2

EBITDA	59.5	58.1
Acquisition, restructuring and integration costs(a)	24.8	28.3
Impact of adoption of ASC 606(b)	—	14.0
Management fees(c)	2.0	2.0
Other nonrecurring items(d)	3.6	1.4

Adjusted EBITDA	$89.9	$103.8

(a)

For the year ended December 31, 2018, consists primarily of restructuring expenses of $20.1 million. For the year ended December 31, 2019, consists primarily of adjustments to contingent liabilities of $15.5 million, one-time professional fees of $6.7 million, restructuring expenses of $3.8 million, and deferred compensation arrangements of $1.9 million. See Notes 5 and 14 to our consolidated financial statements included elsewhere in this prospectus for more information on these restructuring expenses and contingent liability adjustments, respectively.

(b)

Effective January 1, 2019, we adopted ASC 606: Revenue from Contracts with Customers. As a result of the adoption of ASC 606, the cost of equipment deployed to new merchants in 2019 is expensed when shipped within “Cost of Sales” in our consolidated statements of operations. Previously, the cost of equipment deployed to new merchants was capitalized as an acquisition cost and amortized over the estimated life of a customer and the amortization was included in the depreciation and amortization expense used to calculate EBITDA. The impact on EBITDA as a result of the ASC 606 adoption was $14.0 million. In order to provide comparability to our 2018 adjusted EBITDA, the impact of $14.0 million is included as a component of adjusted EBITDA for 2019.

(c)

Represents fees to the equityholders for consulting and managing services that we will not be required to pay after closing of this offering. See Note 18 to our consolidated financial statements included elsewhere in this prospectus for more information about these related party transactions.

(d)	For the year ended December 31, 2018, primarily consists of a one-time accrual of $2.3 million for cumulative unremitted sales and use tax related to years 2017 and prior.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our Class A common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations, liquidity or prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Business risks

Substantial and increasingly intense competition worldwide in the financial services, payments and payment technology industries may adversely affect our overall business and operations.

The financial services, payments and payment technology industries are highly competitive, and our payment services and solutions compete against all forms of financial services and payment systems, including cash and checks and electronic, mobile, e-commerce and integrated payment platforms. Many of the areas in which we compete are evolving rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new products and services. We compete against a wide range of businesses with varying roles within the payments value chain. If we are unable to differentiate ourselves from our competitors and drive value for our customers, we may not be able to compete effectively. Our competitors may introduce their own value-added or other innovative services or solutions more effectively than we do, which could adversely impact our current competitive position and prospects for growth. Our competitors also may be able to offer and provide services that we do not offer. We also compete against new entrants that have developed alternative payment systems, e-commerce payment systems, payment systems for mobile devices and customized integrated software payment solutions. Failure to compete effectively against any of these competitive threats could adversely affect our business, financial condition or results of operations. In addition, some of our competitors are larger and/or have greater financial resources than us, enabling them to maintain a wider range of product offerings, mount extensive promotional campaigns and be more aggressive in offering products and services at lower rates, which may adversely affect our business, financial condition or results of operations.

Potential changes in competitive landscape, including disintermediation from other participants in the payments chain, could harm our business.

We expect the competitive landscape will continue to change in a variety of ways, including:

•

rapid and significant changes in technology, resulting in new and innovative payment methods and programs, that could place us at a competitive disadvantage and reduce the use of our products and services;

•

competitors, including third-party processors (such as Chase Paymentech, Elavon, Fiserv, Global Payments and Worldpay) and integrated payment providers (such as Adyen, Lightspeed POS, Shopify and Square), merchants, governments and/or other industry participants may develop products and services that compete with or replace our value-added products and services, including products and services that enable payment networks and banks to transact with consumers directly;

•

participants in the financial services, payments and payment technology industries may merge, create joint ventures, or form other business combinations that may strengthen their existing business services or create new payment services that compete with our services; and

•

new services and technologies that we develop may be impacted by industry-wide solutions and standards related to migration to Europay, Mastercard and Visa, or EMV, standards, including chip technology, tokenization and other safety and security technologies.

Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to our platform more difficult. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in the market or our prices in an effort to increase their market share. Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition or results of operations.

Our ability to anticipate and respond to changing industry trends and the needs and preferences of our merchants and consumers may adversely affect our competitiveness or the demand for our products and services.

The financial services, payments and payments technology industries are subject to rapid technological advancements, resulting in new products and services, including mobile payment applications and customized integrated software payment solutions, and an evolving competitive landscape, as well as changing industry standards and merchant and consumer needs and preferences. We expect that new services and technologies applicable to the financial services, payments and payment technology industries will continue to emerge. These changes may limit the competitiveness of and demand for our services. Also, our merchants continue to adopt new technology for business. We must anticipate and respond to these changes in order to remain competitive within our relative markets. In addition, failure to develop value-added services that meet the needs and preferences of our merchants could adversely affect our ability to compete effectively in our industry. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. In addition, these solutions could become subject to legal or regulatory requirements, which could prohibit or slow the development and provision of such new solutions and/or our adoption thereof. Furthermore, our merchants’ potential negative reaction to our products and services can spread quickly through social media and damage our reputation before we have the opportunity to respond. Improving and enhancing the functionality, performance, reliability, design, security and scalability of our platform is expensive, time-consuming and complex, and to the extent we are not able to do so in a manner that responds to our merchants’ evolving needs, our business, financial condition and results of operations will be adversely affected. If we are unable to anticipate or respond to technological or industry standard changes on a timely basis, our ability to remain competitive could be adversely affected.

Because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations.

We depend on third-party vendors for certain products and services, including components of our computer systems, software, data centers and telecommunications networks, to conduct our business. Any changes in these systems that degrade the functionality of our products and services, impose additional costs or requirements on it, or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services. For example, we are dependent on our relationship with a single third-party processor for services such as merchant authorization, processing, risk and chargeback monitoring accounting and clearing and settlement for the transactions we service. In the event our agreement with our third-party processor is terminated, or if upon its expiration we are unable to renew the contract on terms favorable to us, or at all, it may be difficult for us to replace these services which may adversely affect our operations and profitability.

We also rely on third parties for specific software and devices used in providing our products and services. Some of these organizations and service providers provide similar services and technology to our competitors, and we do not have long-term or exclusive contracts with them.

Our systems and operations or those of our merchants and software partners could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events. For example, in December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In addition, we may be unable to renew our existing contracts with our most significant merchants and software and partners or our merchants and software partners may stop providing or otherwise supporting the products and services we obtain from them, and we may not be able to obtain these or similar products or services on the same or similar terms as our existing arrangements, if at all. The failure of our third-party vendors to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason could adversely affect our operations and profitability due to, among other consequences:

•	loss of revenues;

•	loss of merchants and software partners;

•	loss of merchant and cardholder data;

•	fines imposed by payment networks;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; or

•	diversion of management, technical and other resources.

Acquisitions create certain risks and may adversely affect our business, financial condition or results of operations.

We have acquired businesses and may continue to make acquisitions of businesses or assets in the future. The acquisition and integration of businesses or assets involve a number of risks. These risks include valuation (determining a fair price for the business or assets), integration (managing the process of integrating the acquired business’ people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining regulatory or other government approvals that may be necessary to complete the acquisition) and due diligence (including identifying risks to the prospects of the business, including undisclosed or unknown liabilities or restrictions to be assumed in the acquisition). In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, and other intangible assets. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on an annual basis, or more frequently when circumstances indicate that impairment may have occurred. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. See “—Financial risks—Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition or results of operations.”

In addition, to the extent we pursue acquisitions outside of the United States, these potential acquisitions often involve additional or increased risks including:

•	managing geographically separated organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	complying with non-U.S. regulatory and other legal requirements;

•	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates and unit economics across multiple jurisdictions;

•	enforcing intellectual property rights outside of the United States;

•	difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these markets; and

•

general economic and political conditions. See “—Business risks—Global economic, political and other conditions may adversely affect trends in consumer, business and government spending, which may adversely impact the demand for our services and our revenue and profitability.”

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and their integration could adversely affect our business, financial condition or results of operations.

We may not be able to continue to expand our share of the existing payment processing markets or expand into new markets which would inhibit our ability to grow and increase our profitability.

Our future growth and profitability depend upon the growth of the markets in which we currently operate and our ability to increase our penetration and service offerings within these markets, as well as the emergence of new markets for our services and our ability to successfully expand into these new markets. It is difficult to attract new merchants because of potential disadvantages associated with switching payment processing vendors, such as transition costs, business disruption and loss of accustomed functionality. There can be no assurance that our efforts to overcome these factors will be successful, and this resistance may adversely affect our growth. A merchant’s payment processing activity with us may also decrease for a variety of reasons, including the merchant’s level of satisfaction with our products and services, the effectiveness of our support services, pricing of our products and services, the pricing and quality of competing products or services, the effects of global economic conditions, or reductions in the consumer spending levels.

Our expansion into new markets is also dependent upon our ability to adapt our existing technology and offerings or to develop new or innovative applications to meet the particular service needs of each new market. In order to do so, we will need to anticipate and react to market changes and devote appropriate financial and technical resources to our development efforts, and there can be no assurance that we will be successful in these efforts.

Furthermore, we may expand into new geographical markets, including foreign countries, in which we do not currently have any operating experience. We cannot assure you that we will be able to successfully continue such expansion efforts due to our lack of experience in such markets and the multitude of risks associated with global operations, including the possibility of needing to obtain appropriate regulatory approval.

Our services and products must integrate with a variety of operating systems, software, device and web browsers, and our business may be materially and adversely affected if we are unable to ensure that our services interoperate with such operating systems, device, software and web browsers.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software and devices, such as the POS terminals we provide to merchants, as well as web browsers that we do not control. Any changes in these systems that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, could materially and adversely affect usage of our products and services. In addition, system integrators may show insufficient appetite to enable our products and services to integrate with a variety of operating systems, software and devices. In the event that it is difficult for our merchants to access and use our products and services, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We depend, in part, on our merchant and software partner relationships and strategic partnerships with various institutions to operate and grow our business. If we are unable to maintain these relationships and partnerships, our business may be adversely affected.

We depend, in part, on our merchant and software partner relationships and partnerships with various institutions to operate and grow our business. We rely on the growth of our merchant and other strategic relationships, and our ability to maintain these relationships and other distribution channels, to support and grow our business. If we fail to maintain these relationships, or if our software partners or other strategic partners fail to maintain their brands or decrease the size of their branded networks, our business may be adversely affected. In addition, our contractual arrangements with our merchants and other strategic partners vary in length, and may also allow for early termination upon the occurrence of certain events. There can be no assurance that we will be able to renew these contractual arrangements on similar terms or at all. The loss of merchant or software partner relationships could adversely affect our business, financial condition or results of operations.

We rely on our sponsor bank to provide sponsorship to card and other payment networks and treasury services. If our sponsor bank stops providing sponsorship and treasury services, we would need to find one or more other financial institutions to provide those services. If we are unable to find a replacement institution, we may no longer be able to provide processing services to certain merchants, which could adversely affect our business, financial condition or results of operations. In the event of a chargeback, merchant bankruptcy or other failure to fund, or other intervening failure in the payment network system, we may be unable to recoup certain payments, which could adversely affect our business, financial condition or results of operations.

A significant number of our merchants are small- and medium-sized businesses and small affiliates of large companies, which can be more difficult and costly to retain than larger enterprises and may increase the impact of economic fluctuations on us.

We market and sell our products and services to, among others, SMBs. To continue to grow our revenue, we must add merchants, sell additional services to existing merchants and encourage existing merchants to continue doing business with us. However, retaining SMBs can be more difficult than retaining large enterprises, as SMB merchants:

•	often have higher rates of business failure and more limited resources;

•	may have decisions related to the choice of payment processor dictated by their affiliated parent entity; and

•	are more able to change their payment processors than larger organizations dependent on our services.

SMBs are typically more susceptible to the adverse effects of economic fluctuations. Adverse changes in the economic environment or business failures of our SMB merchants may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do. As a result, we may need to attract and retain new merchants at an accelerated rate or decrease our expenses to reduce negative impacts on our business, financial condition and results of operations.

Global economic, political and other conditions may adversely affect trends in consumer, business and government spending, which may adversely impact the demand for our services and our revenue and profitability.

The financial services, payments and payment technology industries in which we operate depend heavily upon the overall level of consumer, business and government spending. A sustained deterioration in general economic conditions (including distress in financial markets and turmoil in specific economies around the world) may adversely affect our financial performance by reducing the number or average purchase amount of transactions we process. A reduction in the amount of consumer spending or credit card transactions could result in a decrease of our revenue and profits.

Adverse economic trends may accelerate the timing, or increase the impact of, risks to our financial performance. These trends could include:

•	declining economies and the pace of economic recovery can change consumer spending behaviors, on which the majority of our revenue is dependent;

•

low levels of consumer and business confidence typically associated with recessionary environments, and those markets experiencing relatively high unemployment, may result in decreased spending by cardholders;

•	budgetary concerns in the United States and other countries around the world could affect the United States and other sovereign credit ratings, which could impact consumer confidence and spending;

•	financial institutions may restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns;

•	uncertainty and volatility in the performance of our merchants’ businesses, particularly SMBs, may make estimates of our revenues and financial performance less predictable;

•	cardholders or merchants may decrease spending for value-added services we market and sell; and

•

government intervention, including the effect of laws, regulations and government investments in our merchants, may have potential negative effects on our business and our relationships with our merchants or otherwise alter their strategic direction away from our products and services.

In addition, the banking industry remains subject to consolidation regardless of overall economic conditions. In times of economic distress, various financial institutions in the markets we serve have been acquired or merged with and into other financial institutions, including those with which we partner. If a current referral partner of ours is acquired by another bank, the acquiring bank may seek to terminate our agreement and impose its own merchant services program on the acquired bank. We may be unable to retain our banking relationships post-acquisition, or may have to offer financial concessions to do so, which could adversely affect our results of operations or growth.

We may in the future offer merchant acquiring and processing services in geographies outside of the United States, including potentially in the European Union or the United Kingdom. In such circumstances, we may become subject to additional European Union and United Kingdom financial regulatory requirements and we could become subject to risks associated with the ongoing uncertainty surrounding the future relationship between the United Kingdom and the European Union (including any resulting economic downturn) following the United Kingdom’s exit from the European Union (Brexit) on January 31, 2020. We are subject to risks associated with operations in international markets, including changes in foreign governmental policies and requirements applicable to our business, including the presence of more established competitors and our lack of experience in such non-U.S. markets. In addition, any future partners in non-U.S. jurisdictions, may also be acquired, reorganized or otherwise disposed of in the event of further market turmoil or losses in their loan portfolio that result in such financial institutions becoming less than adequately capitalized. Our revenue derived from these and other non-U.S. operations will be subject to additional risks, including those resulting from social and geopolitical instability and unfavorable political or diplomatic developments, all of which could adversely affect our business, financial condition or results of operations.

In the event we expand internationally, we may face challenges due to the presence of more established competitors and our lack of experience in such non-U.S. markets. If we are unable to successfully manage these risks relating to the international expansion of our business, it could adversely affect our business, financial condition or results of operations.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

In the United States and other jurisdictions in which our services are used, we are subject to various consumer protection laws (including laws on disputed transactions) and related regulations. If we are found to have breached any consumer protection laws or regulations in any such market, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenue, as well as expose ourselves to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

As part of our business, we collect personally identifiable information, also referred to as personal data, and other potentially sensitive and/or regulated data from our consumers and the merchants we work with. Laws and regulations in the United States and around the world restrict how personal information is collected, processed, stored, used and disclosed, as well as set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information. Several foreign jurisdictions, including the EU and the United Kingdom, have laws and regulations which are more restrictive in certain respects than those in the United States. For example, the EU General Data Protection Regulation, or GDPR, which came into force on May 25, 2018, implemented stringent operational requirements for the use of personal data. The European regime also includes directives which, among other things, require EU member states to regulate marketing by electronic means and the use of web cookies and other tracking technology. Each EU member state has transposed the requirements of these directives into its own national data privacy regime, and therefore the laws may differ between jurisdictions. These are also under reform and are expected to be replaced by a regulation which should provide consistent requirements across the EU.

The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and require organizations to erase an individual’s information upon request, implement mandatory data breach notification requirements and additional new obligations on service providers. A UK version of the GDPR is expected to take effect on January 1, 2021 after the end of the Brexit transition period (during which the EU GDPR continues to apply). If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices. For example, under the GDPR we may be subject to fines of up to €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, as well as negative publicity and a potential loss of business.

In the United States, both the federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California enacted the California Consumer Privacy Act, or CCPA, which became effective January 1, 2020, requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new abilities to opt out of certain disclosures of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The effects of the CCPA, forthcoming implementing regulations, and uncertainties about the scope and applicability of exemptions that may apply to our business, are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Restrictions on the collection, use, sharing or disclosure of personally identifiable information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new services and features and could subject us to increased compliance obligations and regulatory scrutiny.

Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our merchants and consumers and may expose us to liability.

We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy and any failure to comply with these requirements, obligations or standards could have an adverse effect on our reputation, business, financial condition and operating results.

In conducting our business, we process, transmit and store sensitive business information and personally identifiable information about our merchants, consumers, sales and financial institution partners, vendors, and other parties. This information may include account access credentials, credit and debit card numbers, bank account numbers, social security numbers, driver’s license numbers, names and addresses and other types of sensitive business or personal information. Some of this information is also processed and stored by our merchants, software and financial institution partners, third-party service providers to whom we outsource certain functions and other agents, which we refer to collectively as our associated third parties. We have certain responsibilities to payment networks and their member financial institutions for any failure, including the failure of our associated third parties, to protect this information.

In addition, as a provider of security-related solutions to merchants and other business customers, our products and services may themselves be targets of cyber-attacks that attempt to sabotage or otherwise disable them, or the defensive and preventative measures we take ultimately may not be able to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyber-attacks. Despite significant efforts to create security barriers against such threats, it is virtually impossible for us to eliminate these risks entirely. Any such breach could compromise our networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products. Additionally, the information stored on our networks could be accessed, publicly disclosed, lost, or stolen, which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity, loss of key partners, merchants and sales, increased costs to remedy any problem, and costly litigation, and may therefore adversely impact market acceptance of our products and seriously affect our business, financial condition or results of operations.

We have previously been the target of malicious third-party attempts to identify and exploit system vulnerabilities, and/or penetrate or bypass our security measures, in order to gain unauthorized access to our networks and systems or those of third parties associated with us. If these attempts are successful it could lead to the compromise of sensitive, business, personal or confidential information. While we proactively employ multiple methods at different layers of our systems to defend against intrusion and attack and to protect our data, we cannot be certain that these measures or sufficient to counter all current and emerging technology threats.

Our computer systems and the computer systems of our merchants and software partners have been, and could be in the future, subject to breaches, and our data protection measures may not prevent unauthorized access. While we believe the procedures and processes we have implemented to handle an attack are adequate, the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and associated third party systems can originate from human error, fraud or malice on the part of employees or third parties, or simply from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent unplanned downtime, unauthorized access or unauthorized use of sensitive data. While we maintain cyber errors and omissions insurance coverage that covers certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we select our associated third parties carefully, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our merchants or otherwise conduct our business.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes and violation of consumer protection or data privacy laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our service providers who have access to merchant and consumer data will be followed or will be adequate to prevent the unauthorized use or disclosure of data. In addition, we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of merchant and consumer data. The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of personal information of our merchants and consumers, lost revenue and reputational harm.

Any type of security breach, attack or misuse of data, whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective merchants from using our services, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by payment networks and adversely affect our continued payment network registration and financial institution sponsorship. As set out above, fines under the GDPR, including for inadequate security, can reach €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year, whichever is higher. Further, if we were to be removed from networks’ lists of Payment Card Industry Data Security Standard, compliant service providers, our existing merchants, sales and financial institution partners or other third parties may cease using or referring our services. Also, prospective merchants, sales partners, financial institution partners or other third parties may choose to terminate their relationship with us, or delay or choose not to consider us for their processing needs, and the payment networks on which we rely could refuse to allow us to continue processing through their networks.

We may experience failures in our processing systems due to software defects, computer viruses and development delays, which could damage customer relations and expose us to liability.

Our core business depends heavily on the reliability of our processing systems, including the security of the applications and systems we develop and license to our customers, in addition to the security of the processing system of our sponsor bank. Software defects or vulnerabilities, a system outage, or other failures could adversely affect our business, financial condition or results of operations, including by damaging our reputation or exposing us to third-party liability. Payment network rules and certain governmental regulations allow for possible penalties if our products and services do not meet certain operating standards. To successfully operate our business, we must be able to protect our systems from interruption, including from events that may be beyond our control. Events that could cause system interruptions include fire, natural disaster, unauthorized entry, power loss, telecommunications failure, computer viruses, terrorist acts and war. Although we have taken steps to protect against data loss and system failures, we still face the risk that we may lose critical data or experience system failures. To help protect against these events, we perform a portion of disaster recovery operations ourselves, as well as utilize select third parties for certain operations. To the extent we outsource any disaster recovery functions, we are at risk of the merchant’s unresponsiveness or other failures in the event of breakdowns in our systems. In addition, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

Our products and services are based on sophisticated software and computing systems that are constantly evolving. We often encounter delays and cost overruns in developing changes implemented to our systems. In addition, the underlying software may contain undetected errors, viruses or defects. Defects in our software products and errors or delays in our processing of electronic transactions could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential merchants, harm to our reputation or exposure to liability claims. In addition, we rely on technologies supplied to us by third parties that may also contain undetected errors, viruses or defects that could adversely affect our business, financial condition or results of operations. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation of liability provisions in our licenses and other agreements with our merchants and software partners, we cannot assure that these measures will be successful in limiting our liability. Additionally, we and our merchants and software partners are subject to payment network rules. If we do not comply with payment network requirements or standards, we may be subject to fines or sanctions, including suspension or termination of our registrations and licenses necessary to conduct business. We have experienced high growth rates in payment transaction volumes over the past years and expect growth to continue for the coming years; however, despite the implementation of architectural changes to safeguard sufficient future processing capacity on our payments platform, in the future the payments platform could potentially reach the limits of the number of transactions it is able to process, resulting in longer processing time or even downtime. Our efforts to safeguard sufficient future processing capacity are time-consuming, involve significant technical risk and may divert our resources from new features and products, and there can be no guarantee that these efforts will succeed. Furthermore, any efforts to further scale the platform or increase its complexity to handle a larger number or more complicated transactions could result in performance issues, including downtime. A failure to adequately scale our payments platform could therefore materially and adversely affect our business, financial condition or results of operations.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and software partners.

Our merchants and software partners expect a consistent level of quality in the provision of our products and services. The support services we provide are a key element of the value proposition to our merchants and software partners. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing merchants and software partners and find it harder to attract new merchants and software partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and software partners.

A significant natural disaster could have a material and adverse effect on our business. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our headquarters or data centers could result in lengthy interruptions in access to or functionality of our platform or could result in related liabilities.

Increased customer attrition could cause our financial results to decline.

We experience attrition in customer credit and debit card processing volume resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors, unsuccessful contract renewal negotiations and account closures that we initiate for various reasons, such as heightened credit risks, unacceptable card types or businesses, or contract breaches by customers. In addition, if a software partner switches to another payment processor, terminates our services, internalizes payment processing functions that we perform, merges with or is acquired by one of our competitors, or shuts down or becomes insolvent, we may no longer receive new merchant referrals from the software partner, and we risk losing existing merchants that were originally enrolled by the software partner. We cannot predict the level of attrition in the future and it could increase. Our software partners, most of which are not exclusive, are an important source of new business. Higher than expected attrition could adversely affect our business, financial condition or results of operations. If we are unable to renew our customer contracts on favorable terms, or at all, our business, financial condition or results of operations could be adversely affected.

Fraud by merchants or others could adversely affect our business, financial condition or results of operations.

We may be liable for certain fraudulent transactions or credits initiated by merchants or others. Examples of merchant fraud include merchants or other parties knowingly using a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales or credit transaction, processing an invalid card or intentionally failing to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud could increase our chargeback liability or cause us to incur other liabilities. It is possible that incidents of fraud could increase in the future. Increases in chargebacks or other liabilities could adversely affect our business, financial condition or results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor and manage all risks our business encounters. In addition, when we introduce new services, focus on new business types, or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. If our policies and procedures are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could adversely affect our business, financial condition or results of operations.

Our business depends on strong and trusted brands, and damage to our reputation, or the reputation of our partners, could adversely affect our business, financial condition or results of operations.

We market our products and services under our brands and we must protect and grow the value of our brands to continue to be successful in the future. If an incident were to occur that damages our reputation, the value of our brands could be adversely affected and our business could be damaged.

Our ability to recruit, retain and develop qualified personnel is critical to our success and growth.

All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain and develop personnel who can provide the necessary expertise across a broad spectrum of intellectual capital needs. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to assure we have the necessary human resources capable of maintaining continuity in our business. For instance, we are highly dependent on the expertise of our Founder and Chief Executive Officer, Jared Isaacman. The market for qualified personnel is competitive and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to recruit, retain or develop qualified personnel could adversely affect our business, financial condition or results of operations.

We incur chargeback liability when our merchants refuse to or cannot reimburse chargebacks resolved in favor of their customers. Any increase in chargebacks not paid by our merchants may adversely affect our business, financial condition or results of operations.

In the event a dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally charged back to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect such amounts from the merchant’s account or reserve account, if applicable, or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we are responsible for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment (for example in the hospitality and auto rental industries, both of which we support), as well as “card not present” transactions in which consumers do not physically present cards to merchants in connection with the purchase of goods and services, such as e-commerce, telephonic and mobile transactions. We may experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition or results of operations. We have policies and procedures to monitor and manage merchant-related credit risks and often mitigate such risks by requiring collateral, such as cash reserves, and monitoring transaction activity. Notwithstanding our policies and procedures for managing credit risk, it is possible that a default on such obligations by one or more of our merchants could adversely affect our business, financial condition or results of operations.

We expend significant resources pursuing sales opportunities, and if we fail to close sales after expending significant time and resources to do so, our business, financial condition and results of operations could be adversely affected.

The initial installation and set-up of many of our services often involve significant resource commitments by our merchants, particularly those with larger operational scale. Potential merchants generally commit significant resources to an evaluation of available services and may require us to expend substantial time, effort and money educating them as to the value of our services. We incur substantial costs in order to obtain each new customer. We may expend significant funds and management resources during a sales cycle and ultimately fail to close the sale. Our sales cycle may be extended due to our merchants’ budgetary constraints or for other reasons. If we are unsuccessful in closing sales after expending significant funds and management resources or we experience delays or experience greater than anticipated costs, it could have a material adverse effect on our business, financial condition and results of operations.

There may be a decline in the use of cards as a payment mechanism for consumers or adverse developments with respect to the card industry in general.

If consumers do not continue to use credit or debit cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit cards and debit cards and other emerging means of payment our business could be adversely affected. Consumer credit risk may make it more difficult or expensive for consumers to gain access to credit facilities such as credit cards. Regulatory changes may result in financial institutions seeking to charge their customers additional fees for use of credit or debit cards. Such fees may result in decreased use of credit or debit cards by cardholders. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods that we process, including credit and debit cards. If consumers and businesses do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, alternative currencies and technologies, credit, debit and prepaid cards, or the corresponding methodologies used for each, which is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.

Increases in card network fees and other changes to fee arrangements may result in the loss of merchants or a reduction in our earnings.

From time to time, card networks, including Visa and Mastercard, increase the fees that they charge processors. We could attempt to pass these increases along to our merchants, but this strategy might result in the loss of merchants to our competitors who do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our merchants in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings. In addition, regulators are subjecting interchange and other fees to increased scrutiny, and new regulations could require greater pricing transparency of the breakdown in fees or fee limitations, which could lead to increased price-based competition, lower margins and higher rates of merchant attrition and affect our business, financial condition or results of operations.

In addition, in certain of our markets, card issuers pay merchant acquirers such as us fees based on debit card usage in an effort to encourage debit card use. If these card issuers discontinue this practice, our revenue and margins in these jurisdictions could be adversely affected.

If we fail to comply with the applicable requirements of payment networks, they could seek to fine us, suspend us or terminate our registrations. If our merchants or sales partners incur fines or penalties that we cannot collect from them, we may have to bear the cost of such fines or penalties.

In order to provide our transaction processing services, several of our subsidiaries are registered with Visa and Mastercard and other payment networks as members or as service providers for members. Visa, Mastercard, and other payment networks, set the rules and standards with which we must comply. The termination of our member registration or our status as a certified service provider, or any changes in network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to or through our merchants or partners, could adversely affect our business, financial condition or results of operations.

As such, we and our merchants are subject to payment network rules that could subject us or our merchants to a variety of fines or penalties that may be levied by such networks for certain acts or omissions by us or our merchants. The rules of card networks are set by their boards, which may be influenced by card issuers, and some of those issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their influence on the networks, to alter the networks’ rules or policies to the detriment of non-members including certain of our businesses. The termination of our registrations or our status as a service provider or a merchant processor, or any changes in network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to our merchants, could adversely affect our business, financial condition or results of operations. If a merchant fails to comply with the applicable requirements of card networks, it could be subject to a variety of fines or penalties that may be levied by card networks. If we cannot collect the amounts from the applicable merchant, we may have to bear the cost of the fines or penalties, resulting in lower earnings for us. The termination of our registration, or any changes in card network rules that would impair our registration, could require us to stop providing payment processing services relating to the affected card network, which would adversely affect our ability to conduct our business.

Many of our key components are procured from a single or limited number of suppliers. Thus, we are at risk of shortage, price increases, tariffs, changes, delay, or discontinuation of key components, which could disrupt and materially and adversely affect our business.

Many of the key components used to manufacture our products, such as our POS systems, come from limited or single sources of supply. In addition, in some cases, we rely only on one manufacturer to fabricate, test, and assemble our products. In general, our contract manufacturers fabricate or procure components on our behalf, subject to certain approved procedures or supplier lists, and we do not have firm commitments from all of these manufacturers to provide all components, or to provide them in quantities and on timelines that we may require.

Due to our reliance on the components and products produced by suppliers such as these, we are subject to the risk of shortages and long lead times in the supply of certain components or products. We are still in the process of identifying alternative manufacturers for the assembly of our products and for many of the single-sourced components used in our products. In the case of off-the-shelf components, we are subject to the risk that our suppliers may discontinue or modify them, or that the components may cease to be available on commercially reasonable terms, or at all. We have in the past experienced, and may in the future experience, component shortages or delays or other problems in product assembly, and the availability of these components or products may be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports or loss of or damage to our products while they are in transit or storage, intellectual property theft, losses due to tampering, issues with quality or sourcing control, failure by our suppliers to comply with applicable laws and regulation, potential tariffs or other trade restrictions, or other similar problems could limit or delay the supply of our products or harm our reputation. In the event of a shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources quickly, cost-effectively, or at all. Any interruption or delay in manufacturing or component supply, any increases in component costs, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide our products to sellers on a timely basis. This could harm our relationships with our sellers, prevent us from acquiring new sellers, and materially and adversely affect our business.

Cost savings initiatives may not produce the savings expected and may negatively impact our other initiatives and efforts to grow our business.

We are consistently exploring measures aimed at improving our profitability and maintaining flexibility in our capital resources, including the introduction of cost savings initiatives. We expect to continue to take measures to improve our profitability and cash flows from operating activities. However, there can be no assurance that the cost control measures will be successful. In addition, these and any future spending reductions, if any, may negatively impact our other initiatives or our efforts to grow our business, which may negatively impact our future results of operations and increase the burden on existing management, systems, and resources.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenue, which can vary by region. For instance, our revenue has historically been strongest in our second and third quarters and weakest in our first quarter. Some variability results from seasonal retail events and the number of business days in a month or quarter. We also experience volatility in certain other metrics, such as number of transactions processed and payment processing volumes. Volatility in our key operating metrics or their rates of growth could result in fluctuations in financial condition or results of operations and may lead to adverse inferences about our prospects, which could result in declines in our stock price.

Financial risks

Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition or results of operations.

As a result of our prior acquisitions, a significant portion of our total assets consists of intangible assets (including goodwill). Goodwill and intangible assets, net of amortization, together accounted for approximately 81% of the total assets on our balance sheet as of December 31, 2019. To the extent we engage in additional acquisitions we may recognize additional intangible assets and goodwill. We evaluate goodwill for impairment annually at October 1 and whenever events or circumstances make it more likely than not that impairment may have occurred. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would adversely affect our earnings. An impairment of a significant portion of goodwill or intangible assets could adversely affect our business, financial condition or results of operations.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

We have substantial indebtedness. As of December 31, 2019, we had approximately $662.1 million of total debt outstanding. Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants and borrowing conditions, which could result in an event of default under the agreements governing such indebtedness;

•	restricting us from making strategic acquisitions or causing us to make nonstrategic divestitures;

•	making it more difficult for us to obtain network sponsorship and clearing services from financial institutions or to obtain or retain other business with financial institutions;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Successful execution of our business strategy is dependent in part upon our ability to manage our capital structure to reduce interest expense and enhance free cash flow generation. As of December 31, 2019, we had $511.1 million, $130.0 million, and $21.0 million outstanding under the first lien term loan facility, second lien term loan facility, and the revolving credit facility, respectively. The revolving credit facility had remaining capacity of $68.5 million as of December 31, 2019. We may not be able to refinance our Credit Facilities or our other existing indebtedness at or prior to their maturity at attractive rates of interest because of our high levels of debt, debt incurrence restrictions under our debt agreements or because of adverse conditions in credit markets generally. See “Description of Indebtedness” for additional information.

In addition, our total debt outstanding at December 31, 2019 of $662.1 million, including borrowings under our Credit Facilities, are at variable rates of interest and none of these borrowings are subject to an interest rate hedge. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. As a result, as of December 31, 2019, the impact of a 100 basis point increase in interest rates would increase our annual interest expense by approximately $6.6 million.

Any such fluctuation in the financial and credit markets, or in the rating of us or our subsidiaries, may impact our ability to access debt markets in the future or increase our cost of current or future debt, which could adversely affect our business, financial condition or results of operations.

Restrictions imposed by our Credit Facilities and our other outstanding indebtedness may materially limit our ability to operate our business and finance our future operations or capital needs.

The terms of our Credit Facilities restrict us and our restricted subsidiaries, which currently includes all of our operating subsidiaries, from engaging in specified types of transactions. These covenants restrict our ability, and that of our restricted subsidiaries, to, among other things:

•	incur indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	make investments, loans and advances;

•	pay dividends and distributions and repurchase capital stock;

•	sell assets;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions;

•	make certain accounting changes; and

•	make prepayments on junior indebtedness.

In addition, the credit agreements governing our Credit Facilities contain a springing maximum total leverage ratio financial covenant and customary financial covenants based on various leverage and interest coverage ratios. See “Description of Indebtedness.” A breach of any of these covenants, or any other covenant in the documents governing our Credit Facilities, could result in a default or event of default under our Credit Facilities. In the event of any event of default under our Credit Facilities, the applicable lenders or agents could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents entered into in connection with our Credit Facilities. We have pledged substantially all of our assets as collateral securing our Credit Facilities and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our business, financial condition or results of operations.

If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under our Credit Facilities or other outstanding indebtedness would also likely have a material adverse effect on us.

Accelerated funding programs increase our working capital requirements and expose us to incremental credit risk, and if we are unable to access or raise sufficient liquidity to address these funding programs we may be exposed to additional competitive risk.

In response to demand from our merchants and competitive offerings, we offer certain of our merchants various accelerated funding programs, which are designed to enable qualified participating merchants to receive their deposits from credit card transactions in an expedited manner. These programs increase our working capital requirements and expose us to incremental credit risk related to our merchants, which could constrain our ability to raise additional capital to fund our operations and adversely affect our growth, financial condition and results of operations. Our inability to access or raise sufficient liquidity to address our needs in connection with the anticipated expansion of such advance funding programs could put us at a competitive disadvantage by restricting our ability to offer programs to all of our merchants similar to those made available by various of our competitors.

Our results of operations may be adversely affected by changes in foreign currency exchange rates.

Revenue and profit generated by our non-U.S. operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. In addition, we may become subject to exchange control regulations that restrict or prohibit the conversion of our other revenue currencies into U.S. dollars. Any of these factors could decrease the value of revenues and earnings we derive from our non-U.S. operations and adversely affect our business.

While we currently have limited diversification in foreign currency, we may seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of hedging arrangements. To the extent that we hedge our foreign currency exchange rate exposure, we forgo the benefits we would otherwise experience if foreign currency exchange rates changed in our favor. No strategy can completely insulate us from risks associated with such fluctuations and our currency exchange rate risk management activities could expose us to substantial losses if such rates move materially differently from our expectations.

New or revised tax regulations or their interpretations, or becoming subject to additional foreign or U.S. federal, state or local taxes that cannot be passed through to our merchants or partners, could reduce our net income.

We are subject to tax laws in each jurisdiction where we do business. Changes in tax laws or their interpretations could decrease the amount of revenues we receive, the value of any tax loss carry-forwards and tax credits recorded on our balance sheet and the amount of our cash flow, and adversely affect our business, financial condition or results of operations.

Additionally, companies in the electronic payments industry, including us, may become subject to incremental taxation in various tax jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced.

If we cannot pass along increases in interchange and other fees from payment networks to our merchants, our operating margins would be reduced.

We pay interchange, assessment, transaction and other fees set by the payment networks to such networks and, in some cases, to the card issuing financial institutions for each transaction we process. From time to time, the payment networks increase the interchange fees and other fees that they charge payment processors and the financial institution sponsors. At their sole discretion, our financial institution sponsors have the right to pass any increases in interchange and other fees on to us and they have consistently done so in the past. We are generally permitted under the contracts into which we enter, and in the past we have been able to, pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future, it could have a material adverse effect on our business, financial condition and results of operations.

Legal and regulatory risks

Failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

We may operate our business in foreign countries where companies often engage in business practices that are prohibited by U.S. and other regulations applicable to us. We are subject to anti-corruption laws and regulations, including the FCPA and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. These laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations; however, there can be no assurance that all of our employees, consultants and agents, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible.

In addition, we are contractually required to comply with anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, or the BSA. Among other things, the BSA requires subject entities to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records.

We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury’s Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Other entities may be subject to additional foreign or local sanctions requirements in other relevant jurisdictions.

Similar anti-money laundering and counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified in lists maintained by the country equivalents to OFAC lists in several other countries and require specific data retention obligations to be observed by intermediaries in the payment process. Our businesses in those jurisdictions are subject to those data retention obligations.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties, reputational harm or change the manner in which we currently conduct some aspects of our business, which could adversely affect our business, financial condition or results of operations.

Failure to protect, enforce and defend our intellectual property rights may diminish our competitive advantages or interfere with our ability to market and promote our products and services.

Our trademarks, trade names, trade secrets, patents, know-how, proprietary technology and other intellectual property are important to our future success. We believe our trademarks and trade names are widely recognized and associated with quality and reliable service. While it is our policy to protect and defend our intellectual property rights vigorously, we cannot predict whether the steps we take to protect our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other potential violations of our intellectually property rights. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may also attempt to copy or obtain and use our technology to develop applications with the same functionality as our solutions, and policing unauthorized use of our technology and intellectual property rights is difficult and may not be effective. Furthermore, we may face claims of infringement of third-party intellectual property rights that could interfere with our ability to market and promote our brands, products and services. Any litigation to enforce our intellectual property rights or defend ourselves against claims of infringement of third-party intellectual property rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, if we are unable to successfully defend against claims that we have infringed the intellectual property rights of others, we may be prevented from using certain intellectual property or may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations.

While software and other of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered with the United States Copyright Office. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

We attempt to protect our intellectual property and proprietary information by requiring all of our employees, consultants and certain of our contractors to execute confidentiality and invention assignment agreements.

However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property rights under these agreements may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective.

In addition, we use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Some open-source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs.

Our existing patents may not be valid, and we may not be able to obtain and enforce additional patents to protect our proprietary rights from use by potential competitors. Companies with other patents could require us to stop using or pay to use required technology.

We have applied for, and intend to continue to apply for, patents relating to our proprietary software and technology. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide adequate protection from competition. Furthermore, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, it is possible that patents issued or licensed to us may be challenged successfully and found to be invalid or unenforceable. In that event, any competitive advantage that such patents might provide would be lost. If we are unable to secure or to continue to maintain patent coverage, our technology could become subject to competition from the sale of similar competing products.

Competitors may also be able to design around our patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. If these developments were to occur, we could face increased competition. In addition, filing, prosecuting, maintaining, defending and enforcing patents on our software and technology in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States.

Failure to comply with, or changes in, laws, regulations and enforcement activities may adversely affect the products, services and markets in which we operate.

We, our merchants and certain third party partners are subject to laws, regulations and industry standards that affect the electronic payments industry in the many countries in which our services are used. In particular, certain merchants and software partners and our sponsor bank are subject to numerous laws and regulations applicable to banks, financial institutions, and card issuers in the United States and abroad, and, consequently, we are at times affected by these foreign, federal, state, and local laws and regulations. There may be changes to the laws, regulation and standards that affect our operations in substantial and unpredictable ways at the federal and state level in the United States and in other countries in which our services are used. Changes to laws, regulations and standards, including interpretation and enforcement of such laws, regulations and standards could increase the cost of doing business or otherwise change how or where we want to do business. In addition, changes to laws, regulations and standards could affect our merchants and software partners and could result in material effects on the way we operate or the cost to operate our business.

In addition, the U.S. government has increased its scrutiny of a number of credit card practices, from which some of our merchants derive significant revenue. Regulation of the payments industry, including regulations applicable to us, our merchants and software partners, has increased significantly in recent years. Failure to comply with laws and regulations applicable to our business may result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of services or the imposition of consent orders or civil and criminal penalties, including fines which could adversely affect our business, financial condition or results of operations.

We are also subject to U.S. financial services regulations, a myriad of consumer protection laws, including economic sanctions, laws and regulations, anticorruption laws, escheat regulations and privacy and information security regulations. Changes to legal rules and regulations, or interpretation or enforcement of them, could have a negative financial effect on us. Any lack of legal certainty exposes our operations to increased risks, including increased difficulty in enforcing our agreements in those jurisdictions and increased risks of adverse actions by local government authorities, such as expropriations. In addition, certain of our alliance partners are subject to regulation by federal and state authorities and, as a result, could pass through some of those compliance obligations to us, which could adversely affect our business, financial condition or results of operations.

In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, significantly changed the U.S. financial regulatory system. Among other things, Title X of the Dodd-Frank Act established the Consumer Financial Protection Bureau, or CFPB, which regulates consumer financial products and services, including some offered by certain of our merchants. Regulation, examination and enforcement actions from the CFPB may require us to adjust our activities and may increase our compliance costs.

Separately, under the Dodd-Frank Act, debit interchange fees that a card issuer receives and which are established by a payment network for an electronic debit transaction are regulated by the Board of Governors of the Federal Reserve System, or the Federal Reserve, and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing, and settling the transaction. The Federal Reserve has capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more at the sum of $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the card issuer’s fraud losses plus, for qualifying card issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. Regulations such as these could result in the need for us to make capital investments to modify our services to facilitate our existing merchants’ and potential merchants’ compliance and reduce the fees we are able to charge our merchants. These regulations also could result in greater pricing transparency and increased price-based competition leading to lower margins and higher rates of merchant attrition. Furthermore, the requirements of the regulations could result in changes in our merchants’ business practices, which could change the demand for our services and alter the type or volume of transactions that we process on behalf of our merchants.

From time to time we are subject to various legal proceedings which could adversely affect our business, financial condition or results of operations.

We are involved in various litigation matters from time to time. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations.

Risks related to our organizational structure

Our principal asset after the completion of this offering will be our interest in Shift4 Payments, LLC, and, as a result, we will depend on distributions from Shift4 Payments, LLC to pay our taxes and expenses, including payments under the TRA. Shift4 Payments, LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Shift4 Payments, LLC and its subsidiaries and distributions we receive from Shift4 Payments, LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions. Although Shift4 Payments, LLC is not currently subject to any debt instruments or other agreements that would restrict its ability to make distributions to Shift4 Payments, Inc., the terms of our Credit Facilities and other outstanding indebtedness restrict the ability of our subsidiaries to pay dividends to Shift4 Payments, LLC.

Shift4 Payments, LLC will continue to report as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Shift4 Payments, LLC will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Shift4 Payments, LLC. Under the terms of the Shift4 Payments LLC Agreement, Shift4 Payments, LLC will be obligated to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the TRA, which we expect could be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Shift4 Payments, LLC to make cash distributions to the owners of LLC Interests in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the TRA. However, Shift4 Payments, LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Shift4 Payments, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Shift4 Payments, LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (including as a result of an acceleration of our obligations under the TRA), we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make timely payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions— Shift4 LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Distributions.” In addition, if Shift4 Payments, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks related to the offering and ownership of our Class A common stock” and “Dividend Policy.”

Under the Shift4 Payments LLC Agreement, we expect Shift4 Payments, LLC, from time to time, to make distributions in cash to its equityholders, in amounts sufficient to cover the taxes on their allocable share of taxable income of Shift4 Payments, LLC. As a result of (i) potential differences in the amount of net taxable income indirectly allocable to us and to Shift4 Payments, LLC’s other equityholders, (ii) the lower tax rate applicable to corporations as opposed to individuals and (iii) the favorable tax benefits that we anticipate from (a) future purchases or redemptions of LLC Interests from the Continuing Equity Owners, (b) payments under the Tax Receivable Agreement and (c) the acquisition of interests in Shift4 Payments, LLC from its equityholders, we expect that these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for LLC Interests and corresponding shares of Class A common stock will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such excess cash as dividends on our Class A common stock or otherwise take ameliorative actions between LLC Interests and shares of Class A common stock and instead, for example, hold such cash balances, or lend them to Shift4 Payments, LLC, this may result in shares of our Class A common stock increasing in value relative to the value of LLC Interests. The holders of LLC Interests may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may previously have participated as holders of LLC Interests in distributions that resulted in such excess cash balances.

The TRA with the Continuing Equity Owners and the Blocker Shareholders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Under the TRA, we will be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) the increases in our share of the tax basis of assets of Shift4 Payments, LLC resulting from any redemptions of LLC Interests from the Continuing Equity Owners as described under “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right,” (2) our utilization of certain tax attributes of the Blocker Companies and (3) certain other tax benefits related to our making payments under the TRA. The payment obligations under the TRA are obligations of Shift4 Payments, Inc. and we expect that the amount of the cash payments that we will be required to make under the TRA will be significant. Any payments made by us to the Continuing Equity Owners and the Blocker Shareholders under the TRA will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. The payments under the TRA are not conditioned upon continued ownership of us by the exchanging Continuing Equity Owners. Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the TRA. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” The actual increase in tax basis, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of redemptions by the Continuing Equity Owners, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of gain recognized by such holders of LLC Interests, the amount and timing of the taxable income allocated to us or otherwise generated by us in the future, the portion of our payments under the Tax Receivable Agreement constituting imputed interest and the federal and state tax rates then applicable.

Our organizational structure, including the TRA, confers certain benefits upon the Continuing Equity Owners and the Blocker Shareholders that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners and the Blocker Shareholders.

Our organizational structure, including the TRA, confers certain benefits upon the Continuing Equity Owners and the Blocker Shareholders that will not benefit the holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners and the Blocker Shareholders. We will enter into the TRA with Shift4 Payments, LLC, the Continuing Equity Owners and the Blocker Shareholders in connection with the completion of this offering, which will provide for the payment by Shift4 Payments, Inc. to the Continuing Equity Owners and the Blocker Shareholders of 85% of the amount of tax benefits, if any, that Shift4 Payments, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (1) the increases in the tax basis of assets of Shift4 Payments, LLC resulting from any redemptions of LLC Interests from the Continuing Equity Owners as described under “Certain Relationships and Related Party Transactions—Shift4 LLC

Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right” (2) our utilization of certain tax attributes of the Blocker Companies and (3) certain other tax benefits related to our making payments under the TRA. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Although Shift4 Payments, Inc. will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

In certain cases, payments under the TRA to the Continuing Equity Owners and the Blocker Shareholders may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the TRA, then our obligations, or our successor’s obligations, under the TRA to make payments would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA.

As a result of the foregoing, (1) we could be required to make payments under the TRA that are greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA and (2) if we elect to terminate the TRA early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the TRA.

We will not be reimbursed for any payments made to the Continuing Equity Owners or the Blocker Shareholders under the TRA in the event that any tax benefits are disallowed.

Payments under the TRA will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service, or the IRS, or another tax authority may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the TRA, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of Searchlight and the Founder. The interests of the Continuing Equity Owners and the Blocker Shareholders in any such challenge may differ from or conflict with our interests and your interests, and Searchlight and the Founder may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners or the Blocker Shareholder under the TRA in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Owner or the Blocker Shareholder are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner or the Blocker Shareholder will be netted against any future cash payments that we might otherwise be required to make to such Continuing Equity Owner or such Blocker Shareholder, as applicable, under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Owner or the Blocker Shareholder for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the TRA until any such challenge is finally settled or determined. Moreover, the excess cash payments we previously made under the TRA could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. As a result, payments could be made under the TRA significantly in excess of any tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Owner or the Blocker Shareholder that are the subject of the TRA.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state, local and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, tax treaties, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state, and local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, including as a result of our ownership of Shift4 Payments, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We and Shift4 Payments, LLC intend to conduct our operations so that we will not be deemed an investment company. As the sole managing member of Shift4 Payments, LLC, we will control and operate Shift4 Payments, LLC. On that basis, we believe that our interest in Shift4 Payments, LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Shift4 Payments, LLC, or if Shift4 Payments, LLC itself becomes an investment company, our interest in Shift4 Payments, LLC could be deemed an “investment security” for purposes of the 1940 Act.

We and Shift4 Payments, LLC intend to conduct our operations so that we will not be deemed an investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks related to the offering and ownership of our Class A common stock

The Continuing Equity Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.

Upon consummation of this offering, the Continuing Equity Owners will control, in the aggregate, approximately         % of the voting power represented by all our outstanding classes of stock. As a result, the Continuing Equity Owners will continue to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and the size of our board, any amendment of our amended and restated certificate of incorporation or bylaws and any approval of significant corporate transactions (including a sale of substantially all of our assets), and will continue to have significant control over our management and policies.

We expect that members of our board of directors will be Continuing Equity Owners and/or will be affiliated with our Continuing Equity Owners. The Continuing Equity Owners can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the Continuing Equity Owners may have an adverse effect on the price of our Class A common stock. The interests of the Continuing Equity Owners may not be consistent with your interests as a stockholder.

Searchlight and their respective affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, Searchlight and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Searchlight may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Searchlight may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

The dual class structure of our common stock has the effect of concentrating voting power with our Founder and Searchlight, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has                votes per share, and our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share. Upon the closing of this offering, Jared Isaacman, our Founder, Chief Executive Officer and a member of our board of directors will hold approximately         % of the voting power of our outstanding capital stock; and Searchlight will hold approximately         % of the voting power of our outstanding capital stock. Accordingly, upon the closing of this offering, our Founder and Searchlight will together hold all of the issued and outstanding shares of our Class B common stock and therefore, individually or together, will be able to significantly influence matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Founder and Searchlight, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. Future transfers by the holders of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions. For information about our dual class structure, see the section titled “Description of Capital Stock.”

We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

After the consummation of this offering,                will have more than 50% of the voting power for the election of directors, and, as a result, we will be considered a “controlled company” for the purposes of the NYSE. As such, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirements to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or to perform annual performance evaluations of the nominating and corporate governance and compensation committees.

The corporate governance requirements and specifically the independence standards are intended to ensure that directors who are considered independent are free of any conflicting interest that could influence their actions as directors. Following this offering, we intend to utilize certain exemptions afforded to a “controlled company.” As a result, we will not be subject to certain corporate governance requirements, including that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE. In addition, we will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	a multi-class common stock structure;

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	prohibit cumulative voting in the election of directors;

•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the voting power represented by our then-outstanding common stock; and

•	that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of the voting power represented by our then-outstanding common stock.

These antitakeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with     % or more of our voting stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions. See “Description of Capital Stock.”

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011 and whose annual gross revenues are less than $1.07 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.07 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.07 billion in nonconvertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•

be exempt from the requirement of the Public Company Accounting Oversight Board, or PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and such other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Facilities. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A common stock that you purchase at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our Company to the Company or the Company’s stockholders, creditors or other constituents, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply against Searchlight, any of our directors who are employees of or affiliated with Searchlight, or any director or stockholder who is not employed by us or our subsidiaries.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, which will be in effect upon the consummation of this offering, will provide that the doctrine of “corporate opportunity” will not apply against Searchlight, any of our directors who are employees of or affiliated with Searchlight, or any director or stockholder who is not employed by us or our subsidiaries. Searchlight, any of our directors who are employees of or affiliated with Searchlight, or any director or stockholder who is not employed by us or our subsidiaries will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries.

As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and the NYSE regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, and we become an accelerated or large accelerated filer although, as described above, we could potentially qualify as an “emerging growth company” until as late as the fifth anniversary of the completion of this offering.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the

SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

We will incur significant costs as a result of operating as a public company.

Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have outstanding a total of                  shares of Class A common stock. Of the outstanding shares, the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. In addition, the shares of Class A common stock issued to the Former Equity Owners in the Transactions will be eligible for resale pursuant to Rule 144 without restriction or further registration under the Securities Act, other than any shares held by our affiliates. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                                          (1) offer, pledge, loan, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. See “Underwriting.”

In addition, we have reserved shares of Class A common stock equal to     % of the total number of outstanding LLC Interests following this offering for issuance under the 2020 Plan. Any Class A common stock that we issue under the 2020 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.

Our stock price may change significantly following the offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein, including the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	technology changes, changes in consumer behavior or changes in merchant relationships in our industry;

•	security breaches related to our systems or those of our merchants, affiliates or strategic partners;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of global payment companies;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;

•	changes in business or regulatory conditions;

•	future sales of our Class A common stock or other securities;

•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of $        per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, investors who purchase Class A common stock from us and the selling stockholders in this offering will have contributed     % of the aggregate price paid by all purchasers of our outstanding equity but will own only approximately     % of our outstanding equity after this offering. See “Dilution” for more detail, including the calculation of the pro forma net tangible book value per share of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to statements about:

•	our ability to differentiate ourselves from our competitors and compete effectively;

•	our ability to anticipate and respond to changing industry trends and merchant and consumer needs;

•	our ability to continue making acquisitions of businesses or assets;

•	our ability to continue to expand our market share or expand into new markets;

•	our reliance on third-party vendors to provide products and services;

•	our ability to integrate our services and products with operating systems, devices, software and web browsers;

•	our ability to maintain merchant and software partner relationships and strategic partnerships;

•	the effects of global economic, political and other conditions on consumer, business and government spending;

•	our compliance with governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws;

•	our ability to establish, maintain and enforce effective risk management policies and procedures;

•	our ability to protect our systems and data from continually evolving cybersecurity risks, security breaches and other technological risks;

•	potential harm caused by software defects, computer viruses and development delays;

•	the effect of degradation of the quality of the products and services we offer;

•	potential harm caused by increased customer attrition;

•	potential harm caused by fraud by merchants or others;

•	potential harm caused by damage to our reputation or brands;

•	our ability to recruit, retain and develop qualified personnel;

•	our reliance on a single or limited number of suppliers;

•	the effects of seasonality and volatility on our operating results;

•	the effect of various legal proceedings;

•	our ability to raise additional capital to fund our operations;

•	our ability to protect, enforce and defend our intellectual property rights;

•	our ability to establish and maintain effective internal control over financial reporting and disclosure controls and procedures;

•	our compliance with laws, regulations and enforcement activities that affect our industry;

•	our dependence on distributions from Shift4 Payments, LLC to pay our taxes and expenses, including payments under the TRA; and

•	the significant influence the Continuing Equity Owners will continue to have over us after this offering, including control over decisions that require the approval of stockholders.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to the factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

OUR ORGANIZATIONAL STRUCTURE

Shift4 Payments, Inc., a Delaware corporation, was formed on November 5, 2019 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Shift4 Payments, LLC and its subsidiaries. We will consummate the Transactions, excluding this offering, on or prior to the consummation of this offering.

Existing Organization

Shift4 Payments, LLC is treated as a partnership for U.S. federal income tax purposes and, as such is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Shift4 Payments, LLC is included in the U.S. federal income tax returns of Shift4 Payments, LLC’s members. Prior to the consummation of this offering, the Original Equity Owners were the only members of Shift4 Payments, LLC, and included three owners of membership units: Searchlight, our Founder and FPOS Holding Co., Inc.

Transactions

We will consummate the following organizational transactions in connection with this offering:

•

we will amend and restate the existing limited liability company agreement of Shift4 Payments, LLC to, among other things, (1) convert all existing ownership interests in Shift4 Payments, LLC into                LLC Interests and (2) appoint Shift4 Payments, Inc. as the sole managing member of Shift4 Payments, LLC upon its acquisition of LLC Interests in connection with this offering;

•

we will amend and restate Shift4 Payments, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (2) for Class B common stock, with each share of our Class B common stock entitling its holder to             votes per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by Searchlight, our Founder and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock;”

•	the Former Equity Owners will exchange their ownership interests in LLC Interests for shares of Class A common stock on a one-to-one basis;

•

Searchlight will sell             shares of our Class A common stock (or             shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in this offering as the selling stockholders;

•

we will issue                  shares of our Class A common stock to the purchasers in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $        million (or approximately $        million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $        per share (which is the midpoint of the price range set forth on the cover page of this prospectus) less the underwriting discounts and commissions;

•

we will use all of the net proceeds from this offering to purchase             newly issued LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Shift4 Payments, LLC and certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

Shift4 Payments, LLC intends to use the net proceeds from the sale of LLC Interests to Shift4 Payments, Inc. to             and, if any remain, for general corporate purposes as described under “Use of Proceeds;” and

•

Shift4 Payments, Inc. will enter into (1) the Stockholders Agreement with Searchlight and our Founder, (2) the Registration Rights Agreement with Searchlight and our Founder and (3) the TRA with Shift4 Payments, LLC, the Continuing Equity Owners and the Blocker Shareholders. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following this Offering

•

Shift4 Payments, Inc. will be a holding company and its principal asset will consist of LLC Interests it purchases from Shift4 Payments, LLC and certain of the Continuing Equity Owners and LLC Interests it acquires from the Former Equity Owners;

•	Prior to the consummation of this offering, we expect there will be three holders of common stock of Shift4 Payments, Inc.

•	Shift4 Payments, Inc. will be the sole managing member of Shift4 Payments, LLC and will control the business and affairs of Shift4 Payments, LLC and its subsidiaries;

•

Shift4 Payments, Inc. will own, directly or indirectly,                 LLC Interests of Shift4 Payments, LLC, representing approximately     % of the economic interest in Shift4 Payments, LLC (or                LLC Interests, representing approximately     % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing Equity Owners will own (1)            LLC Interests of Shift4 Payments, LLC, representing approximately     % of the economic interest in Shift4 Payments, LLC (or                LLC Interests, representing approximately     % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)            shares of Class B common stock of Shift4 Payments, Inc., representing approximately     % of the combined voting power of all of Shift4 Payments, Inc.’s common stock (or                  shares of Class B common stock of Shift4 Payments, Inc., representing approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the purchasers in this offering will own (1)            shares of Class A common stock of Shift4 Payments, Inc. (or                  shares of Class A common stock of Shift4 Payments, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately     % of the combined voting power of all of Shift4 Payments, Inc.’s common stock and approximately     % of the economic interest in Shift4 Payments, Inc. (or approximately     % of the combined voting power and approximately     % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Shift4 Payments, Inc.’s ownership of LLC Interests, indirectly will hold approximately     % of the economic interest in Shift4 Payments, LLC (or approximately     % of the economic interest in Shift4 Payments, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)	Investors in this offering will hold approximately % of the voting interest.

(2)	Jared Isaacman will hold % of his economic interest in Shift4 Payments, LLC through a wholly owned corporation, Rook Holdings, Inc., for which he is the sole stockholder.

As the sole managing member of Shift4 Payments, LLC, we will operate and control all of the business and affairs of Shift4 Payments, LLC and, through Shift4 Payments, LLC and its subsidiaries, conduct the business. Following the Transactions, including this offering, Shift4 Payments, Inc. will have the majority economic interest in Shift4 Payments, LLC, and will control the management of Shift4 Payments, LLC as the sole managing member. As a result, Shift4 Payments, Inc. will consolidate Shift4 Payments, LLC and record a significant noncontrolling interest in consolidated entity for the economic interest in Shift4 Payments, LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $        per share (the midpoint of the price range set forth on the cover page of this prospectus). Although the combined number of LLC Interests to purchase LLC Interests outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, pursuant to the terms of the existing LLC Agreement among the Original Equity Owners the split between the number of LLC Interests among the Original Equity Owners will vary depending on the initial public offering price in this offering. The initial public offering price will also impact the relative allocation of LLC Interests issued in the Transactions among the Original Equity Owners and, in turn, the shares of Class A common stock and Class B common stock issued to the Original Equity Owners in the Transactions. Additionally, while the number of shares of Class A common stock being offered hereby to the public will not change, any increase or decrease in the number of shares of Class A common stock sold by the selling stockholders in this offering and the number of shares of Class A common stock sold by Shift4 Payments, Inc. in this offering due to a change in the initial public offering price will result in a corresponding increase or decrease in the number of LLC Interests purchased by Shift4 Payments, Inc. directly from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering. Therefore, the indirect economic interest in Shift4 Payments, LLC represented by the shares of Class A common stock sold in this offering will be largely unaffected by the initial public offering price.

Incorporation of Shift4 Payments, Inc.

Shift4 Payments, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on November 5, 2019. Shift4 Payments, Inc. has not engaged in any material business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Shift4 Payments, Inc. that will become effective immediately prior to the consummation of this offering will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of the Shift4 Payments LLC Agreement

Prior to or substantially concurrently with the consummation of this offering, the existing limited liability company agreement of Shift4 Payments, LLC will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “common units” and providing for a right of redemption of common units in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE), who are disinterested), shares of our Class A common stock or cash. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement.”

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $                 (or $            if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase             LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Shift4 Payments, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.

Shift4 Payments, LLC intends to use the $            million in net proceeds it receives from the sale of LLC Interests to Shift4 Payments, Inc. (together with any additional proceeds it may receive if the underwriters exercise their option to purchase additional shares of Class A common stock), after deducting estimated offering expenses, as follows:

•	; and

•	the remainder, if any, for general corporate purposes.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $            million and, in turn, the net proceeds received by Shift4 Payments, LLC from the sale of LLC Interests to Shift4 Payments, Inc. by $            million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $            million and, in turn, the net proceeds received by Shift4 Payments, LLC from the sale of LLC Interests to Shift4 Payments, Inc. by $            million, assuming that the price per share for the offering remains at $            (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Searchlight, who will exchange a portion of their ownership interests in LLC Interests for shares of Class A common stock as part of the Transactions, will sell                 of those shares of Class A common stock in this offering as selling stockholders (or                 if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We will not receive any proceeds from the sale of shares by the selling stockholders. After deducting estimated underwriting discounts and commissions, the selling stockholders will receive approximately $                 million of net proceeds from this offering.

Shift4 Payments, LLC will bear or reimburse Shift4 Payments, Inc. and the selling stockholders for all of the expenses incurred in connection with this offering.

CAPITALIZATION

The following table sets forth the cash and capitalization as of December 31, 2019, as follows:

•	of Shift4 Payments, LLC and its subsidiaries on a historical basis;

•	of Shift4 Payments, Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, excluding this offering; and

•

of Shift4 Payments, Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to the Transactions, including our sale of                      shares of Class A common stock in this offering at an assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds,” and use of proceeds therefrom, and the sale of              shares of our Class A common stock in this offering by the selling stockholders.

For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2019
(in millions, except per share and share amounts)	Shift4 Payments, LLC Historical	Shift4 Payments, Inc. Pro Forma	Shift4 Payments, Inc. Pro Forma As Adjusted
		(unaudited)
Cash(1)	$3.7	$	$

Long-term debt (including current portion)(2):
First Lien Term Loan Facility	$511.1	$	$
Second Lien Term Loan Facility	130.0
Revolving Credit Facility	21.0
Other financing arrangements	—

Total debt	$662.1	$	$
Redeemable preferred units	43.0
Members’/stockholders’ equity (deficit):
Member’s equity:
Class A common units	—
Class B common units	0.3
Members’ equity	149.2
Retained deficit	(178.4)
Stockholders’ equity:
Class A common stock, par value $ per share; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $ per share; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Nonredeemable noncontrolling interests	—

Total members’ (deficit)/stockholders’ equity	(28.9)

Total capitalization	$679.9	$	$

(1)	The “Pro Forma As Adjusted” column includes cash payments totaling $ million to be paid as transaction bonuses upon the completion of this offering to .
(2)	See “Description of Indebtedness” for a description of our currently outstanding indebtedness.

Each $1.00 increase (decrease) in the assumed public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of total indebtedness, additional paid-in capital and total members’ / stockholders’ equity on a pro forma as adjusted basis by approximately $            million, assuming that the price per share for the offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering by us would increase or decrease each of total indebtedness, additional paid-in capital and total members’ / stockholders’ equity on a pro forma as adjusted basis by approximately $            million, assuming that the price per share for the offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Shift4 Payments, LLC and, through Shift4 Payments, LLC, cash distributions and dividends from our other direct and indirect wholly owned subsidiaries. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of Capital Stock,” “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and capital resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”

Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from Shift4 Payments, LLC. If we decide to pay a dividend in the future, we would need to cause Shift4 Payments, LLC to make distributions to us in an amount sufficient to cover such dividend. If Shift4 Payments, LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See “Risk Factors—Risks related to our organizational structure—Our principal asset after the completion of this offering will be our interest in Shift4 Payments, LLC, and, as a result, we will depend on distributions from Shift4 Payments, LLC to pay our taxes and expenses, including payments under the TRA. Shift4 Payments, LLC’s ability to make such distributions may be subject to various limitations and restrictions.”

DILUTION

The Continuing Equity Owners will own LLC Interests after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions from Shift4 Payments, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Shift4 Payments, Inc.) had their LLC Interests redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Shift4 Payments, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the Assumed Redemption.

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Shift4 Payments, LLC’s pro forma net tangible book value as of December 31, 2019 prior to this offering and after giving effect to the other Transactions and the Assumed Redemption was a deficit of $        million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of December 31, 2019, after this offering would have been approximately a deficit of $        million, or $        per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $        per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of December 31, 2019 before this offering(1)	$
Increase per share attributable to new investors in this offering	$

Pro forma net tangible book value (deficit) per share after this offering(2)
Dilution per share to new Class A common stock investors in this offering		$

(1)	The computation of pro forma net tangible book value per share as of December 31, 2019 before this offering is set forth below (in thousands except for share data):

Numerator
Book value of tangible assets	$
Less: total liabilities

Pro forma net tangible book value(a)	$

Denominator
Shares of Class A common stock to be outstanding immediately prior to this offering, the Assumed Redemption and vested restricted stock units(b)

Total

Pro forma net tangible book value per share	$

(a)	Gives pro forma effect to the Transactions (excluding this offering) and the Assumed Redemption.
(b)

Reflects                outstanding shares of Class A common stock, consisting of (i)                outstanding shares of Class A common stock issued in exchange for certain of the Former Equity Owners’ indirect ownership interests in LLC Interests on a one-to-one basis and (ii)                outstanding shares of Class A common stock issuable upon the exchange of LLC Interests to be held by the Continuing Equity Owners prior to this offering.

(2)	The computation of pro forma net tangible book value per share as of December 31, 2019, after giving effect to this offering is set forth below:

Numerator
Book value of tangible assets	$
Less: total liabilities

Pro forma net tangible book value (deficit)(a)	$

Denominator
Shares of Class A common stock to be outstanding immediately after this offering and the Assumed Redemption(b)

Total

Pro forma net tangible book value (deficit) per share	$

(a)

Gives pro forma effect to the Transactions (including this offering) and the Assumed Redemption. Pro forma net tangible book value reflects a net increase from stockholders’ equity of $        million, comprised of an increase of $        million as a result of the issuance of our Class A common stock, offset by a reduction of $        million related to our purchase of LLC Interests directly from certain of the Continuing Equity Owners with a portion of the net proceeds from this offering, as described under “Use of Proceeds.”

(b)

Reflects                outstanding shares of Class A common stock, consisting of (i)                shares of Class A common stock to be issued in this offering, and (ii) the                shares described in note (1)(b) above, including                 shares of Class A common stock sold by the Former Equity owners in this offering, less the                  shares of Class A common stock issuable upon the exchange of LLC Interests to be purchased directly from certain of the Continuing Equity Owners with a portion of the net proceeds from this offering, as described under “Use of Proceeds.” Does not reflect stock options covering a total of approximately                shares of our Class A common stock to be granted to certain of our directors, executive officers and other employees in connection with this offering as described under the captions “Executive Compensation—                                                         ” and “Executive Compensation—                                                         .”

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $        , and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $        assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value (deficit) after the offering would be $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        per share and the dilution in pro forma net tangible book value to new investors would be $        per share, in each case assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of December 31, 2019, after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Original Equity Owners			%	$		%	$
New investors

Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $        million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Shift4 Payments, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of December 31, 2019, after giving effect to the Transactions and the Assumed Redemption, and excludes                  shares of Class A common stock reserved for issuance under our 2020 Plan (as described in “Executive Compensation—                                                         ”), including approximately                  shares of Class A common stock issuable pursuant to stock options we intend to grant to certain of our directors, executive officers and other employees, including certain of our named executive officers, in connection with this offering as described in “Executive Compensation—                                                         ” and “Executive Compensation—                                                         .”

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of December 31, 2019, the pro forma net tangible book value (deficit) per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise in full their option to purchase additional shares of Class A common stock:

•

the percentage of shares of Class A common stock held by the Original Equity Owners will decrease to approximately     % of the total number of shares of our Class A common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our Class A common stock outstanding after this offering.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical condensed consolidated financial data for Shift4 Payments, LLC and its subsidiaries. Shift4 Payments, LLC is the predecessor of the issuer, Shift4 Payments, Inc., for financial reporting purposes. The selected consolidated statement of operations data for the years ended December 31, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from the consolidated financial statements of Shift4 Payments, LLC included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The selected historical financial data of Shift4 Payments, Inc. has not been presented because Shift4 Payments, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

As a result of the adoption of ASC 606 in 2019, the selected historical financial data for the year ended December 31, 2019 is not comparable to the selected historical financial data for the year ended December 31, 2018. See Notes 2 and 4 our consolidated financial statements included elsewhere in this prospectus for more information about the adoption of ASC 606.

	Year Ended December 31,
(in millions)	2018	2019
Consolidated Statement of Operations:
Gross revenue	$560.6	$731.4
Cost of sales	410.2	552.4

Gross profit	150.4	179.0

General and administrative expenses	83.7	124.4
Depreciation and amortization expense	40.4	40.2
Professional fees	7.4	10.4
Advertising and marketing expenses	6.1	6.3
Restructuring expenses	20.1	3.8

Total operating expenses	157.7	185.1

Loss from operations	(7.3)	(6.1)

Other income, net	0.6	1.0
Interest expense	(47.0)	(51.5)

Loss before income taxes	(53.7)	(56.6)
Income tax benefit (provision)	3.8	(1.5)

Net loss	$(49.9)	$(58.1)

	As of December 31,
(in millions)	2018	2019
Consolidated Balance Sheet:
Cash	$4.8	$3.7
Total assets	738.7	788.0
Total liabilities	654.3	773.9
Redeemable preferred units	43.0	43.0
Retained deficit	(113.3)	(178.4)
Total members’ equity (deficit)	41.4	(28.9)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information reflects the impact of this offering, after giving effect to the Transactions discussed in “Our Organizational Structure.” Following the completion of the Transactions, Shift4 Payments, Inc. will be a holding company whose principal asset will be the                LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) that we purchase from Shift4 Payments, LLC and certain of the Continuing Equity Owners in connection with this offering. The remaining LLC Interests will be held by the Continuing Equity Owners. Shift4 Payments, Inc. will act as the sole managing member of Shift4 Payments, LLC, will operate and control all of the business and affairs of Shift4 Payments, LLC and, through Shift4 Payments, LLC and its subsidiaries, conduct its business.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2019 gives effect to the Transactions, including this offering, as if the same had occurred on January 1, 2019. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2019 presents our unaudited pro forma balance sheet giving effect to the Transactions, including this offering, as if they had occurred as of December 31, 2019.

We have derived the unaudited pro forma condensed consolidated statement of operations and unaudited pro forma condensed consolidated balance sheet from the audited consolidated financial statements of Shift4 Payments, LLC and its subsidiaries as of and for the year ended December 31, 2019 included elsewhere in this prospectus. The historical consolidated financial information of Shift4 Payments, LLC has been adjusted in this unaudited pro forma condensed consolidated financial information to give effect to events that are directly attributable to the Transactions, are factually supportable and, with respect to the condensed consolidated statement of operations, are expected to have a continuing impact on Shift4 Payments, Inc. The unaudited pro forma condensed consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change.

The adjustments related to the Transactions, which we refer to as the Pro Forma Transaction Adjustments, include the impact of all the Transactions described in “Our Organizational Structure,” other than the adjustments related to this offering described below.

The adjustments related to this offering, which we refer to as the Pro Forma Offering Adjustments, are described in the notes to the unaudited pro forma condensed consolidated financial information, and principally include the following:

•

the amendment and restatement of the limited liability company agreement of Shift4 Payments, LLC to, among other things, appoint Shift4 Payments, Inc. as the sole managing member of Shift4 Payments, LLC and provide certain redemption rights to the Continuing Equity Owners;

•

the issuance of                  shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $            (based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase LLC Interests directly from Shift4 Payments, LLC, at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less the underwriting discount, with such LLC Interests representing     % of the outstanding LLC Interests; and

•	the use by Shift4 Payments, LLC of the proceeds from the sale of LLC Interests to us to , as described under “Use of Proceeds.”

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma condensed consolidated statement of operations and balance sheet should be read in conjunction with the “Risk factors,” “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” “Selected Historical Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Shift4 Payments, Inc. and subsidiaries

Unaudited pro forma condensed consolidated balance sheet as of December 31, 2019

(in millions, except share and per share amounts)	Shift4 Payments, LLC Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Shift4 Payments, Inc. Pro Forma
Assets
Current assets
Cash	$3.7		$		(1),(5)	$
Accounts receivable, net	78.6
Contract assets, net	6.8
Inventory	8.5
Prepaid expenses and other current assets	8.8				(3)

Total current assets	106.4

Noncurrent assets
Goodwill	421.3
Other intangible assets, net	213.2
Capitalized acquisition costs, net	26.4
Property, plant and equipment, net	15.4
Contract assets, net	3.9
Deferred tax assets	—				(2)
Other noncurrent assets	1.4

Total noncurrent assets	681.6

Total assets	$788.0	$	$	$		$

(in millions, except share and per share amounts)	Shift4 Payments, LLC Historical	Pro Forma Transactions Adjustments		As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Shift4 Payments, Inc. Pro Forma
Liabilities and Members’ Equity
Current liabilities
Current portion of long-term debt	$5.3			$			$
Accounts payable	58.1
Accrued expenses and other current liabilities	60.9					(7)
Deferred revenue	5.6

Total current liabilities	129.9

Noncurrent liabilities
Long-term debt	635.1
Deferred tax liability	4.1
Amounts payable pursuant to Tax Receivable Agreement						(2)
Other non-current liabilities	4.8

Total noncurrent liabilities	644.0

Total liabilities	773.9

Commitments and contingencies
Redeemable preferred units	43.0		(4)

Members’/Stockholders’ Equity
Class A common units, $0 par value; 100,000 shares authorized, issued and outstanding.	—
Class B common units, $323 par value; 1,010 shares authorized, issued and outstanding	0.3		(4)
Members’ Equity	149.2		(4)
Class A common stock, $ par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis			(6)			(1)
Class B common stock, $ par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis			(6)
Additional paid-in capital			(4)			(1),(3),(7)
Retained deficit	(178.4)		(4)			(5)

Total members’/stockholders’ deficit attributable to Shift4 Payments, LLC/Shift4 Payments, Inc.(a)	(28.9)		(4)
Noncontrolling interest			(4)			(4)

Total members’/stockholders’ deficit	(28.9)

Total liabilities and deficit	$788.0	$		$	$		$

(a)

For Historical amounts, represents total members’ deficit attributable to Shift4 Payments, LLC. For Pro Forma amounts, represents total members’/stockholders’ deficit attributable to Shift4 Payments, Inc.

Shift4 Payments, Inc. and subsidiaries

Notes to unaudited pro forma condensed consolidated balance sheet

(1)

Reflects the net effect on cash of the receipt of offering proceeds to us of $                million, based on the assumed sale of                shares of Class A common stock at an assumed initial public offering of $                per share, which is the midpoint of the estimated offering price set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. These amounts, as described in “Use of Proceeds” above, relate to:

(a)

Payment of $                million to purchase                 common units (or                 common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from certain of the Continuing Equity Owners; and

(b)	Payment of approximately $ million of underwriting discounts and commissions and estimated offering expenses.

(2)

As described in greater detail under “Our Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into a Tax Receivable Agreement, or TRA, with Shift4 Payments, LLC, each of the Continuing Equity Owners and each of the Blocker Shareholders that will provide for the payment by Shift4 Payments, Inc. to the Continuing Equity Owners of 85% of the amount of certain tax benefits, if any, that Shift4 Payments, Inc. actually realizes, or in some circumstances is deemed to realize in its tax reporting, as a result of (1) the increases in our share of the tax basis of assets of Shift4 Payments, LLC resulting from any redemptions of LLC Interests from the Continuing Equity Owners, and (2) certain other tax benefits related to making our payments under the TRA.

Due to the uncertainty in the amount and timing of future exchanges of LLC Units by the Continuing Equity Owners, and the uncertainty of when those exchanges will ultimately result in tax savings as we currently do not generate taxable income, the unaudited pro forma consolidated financial information assumes that no exchanges of LLC Units have occurred and therefore no increases in tax basis in Shift4 Payments, Inc.’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Continuing Equity Owners were to exchange their LLC Units, we would recognize a deferred tax asset of approximately $                million and a liability of approximately $                million, assuming (i) that the Continuing Equity Members redeemed or exchanged all of their LLC Units immediately after the completion of this offering at the assumed initial public offering price of $                 per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of                 %, and (iv) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the TRA. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

(3)

Reflects deferred costs associated with this offering, including certain legal, accounting and other related costs, which have been recorded in prepaid expenses and other current assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)

Upon completion of the Transactions, we will become the sole managing member of Shift4 Payments, LLC. Although we will have a minority economic interest in Shift4 Payments, LLC, we will have the sole voting interest in, and control of the management of, Shift4 Payments, LLC. As a result, we will consolidate the financial results of Shift4 Payments, LLC and will report a non-controlling interest related to the interests in Shift4 Payments, LLC held by the Continuing Equity Holders on our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the noncontrolling interest will be approximately                 %. If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the noncontrolling interest would be approximately                 %.

(5)

Upon consummation of this offering, certain key employees will be entitled to cash bonuses pursuant to terms prescribed in the respective employment agreements. The value of these bonuses of $             million is based on the fair value of the Company at the offering date. As this adjustment is nonrecurring in nature, it has not been included as an adjustment in the unaudited pro forma consolidated statement of operations.

(6)

Reflects the exchange of                 Shift4 Payments, LLC common units held by Searchlight and our Founder for                 shares of our Class A common stock, and the issuance of a number of shares of our Class B common stock to Searchlight and our Founder, equal to the number of Shift4 Payments, LLC common units retained by each, for nominal consideration.

(7)

Upon consummation of this offering, we expect to issue $                million in the form of                 restricted stock units (“RSUs”) to satisfy a contingent liability arising from a past acquisition, based on the midpoint of the estimated offering price set forth on the cover page of this prospectus. These RSUs vest over three years but are not subject to continued service. This adjustment reflects the issuance of the RSUs and extinguishment of the contingent liability. As this adjustment of the $                 million contingent liability is nonrecurring in nature, it has not been included as an adjustment in the unaudited pro forma consolidated statement of operations.

Shift4 Payments, Inc. and subsidiaries

Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2019

(in millions, except share and per share amounts)	Shift4 Payments, LLC Historical	Pro Forma Transactions Adjustments		As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Shift4 Payments, Inc. Pro Forma
Gross revenue	$731.4			$			$
Cost of sales	552.4

Gross profit	179.0

General and administrative expenses	124.4					(4), (5)
Depreciation and amortization expense	40.2
Professional fees	10.4
Advertising and marketing expenses	6.3
Restructuring expenses	3.8

Total operating expenses	185.1

Loss from operations	(6.1)
Other income, net	1.0
Interest expense	(51.5)

Loss before income taxes
Income tax provision	(1.5)		(1)

Net loss	$(58.1)

Net loss attributable to noncontrolling interests			(2)			(2)

Net loss attributable to Shift4 Payments, Inc.		$		$	$		$

Per Share Data:
Net loss per share(3)
Basic	$(629.50)
Diluted	$(629.50)
Weighted-average shares used to compute net loss per share(3)
Basic	100,000
Diluted	100,000

Shift4 Payments, Inc. and subsidiaries

Notes to unaudited pro forma condensed consolidated statement of operations

(1)

Following the Transactions we will be subject to United States federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Shift4 Payments, LLC. As Shift4 Payments, LLC has historically generated losses, and on a pro forma basis, we anticipate incurring losses following this offering and the Transactions, the unaudited pro forma consolidated statements of operations do not reflect adjustments to our provision for federal income taxes.

(2)

After the Transactions we will become the managing member of Shift4 Payments, LLC. We will own                 % of the economic interest in Shift4 Payments, LLC, but will have                 % of the voting power and control the management of Shift4 Payments, LLC. The Continuing Equity Holders will own the remaining                 % of the economic interest in Shift4 Payments, LLC, which will be accounted for as a noncontrolling interest in our future consolidated financial results.

(3)

Historical net loss per share reflects the impact of a $5.0 million deemed dividend on our redeemable preferred units. See Note 13 to our consolidated financial statements included elsewhere in this prospectus. Pro forma basic earnings per share is computed by dividing the net income attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. Shares of Class B common stock do not participate in earnings of Shift4 Payments, Inc. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of computing pro forma net loss per share. The weighted-average shares of Class A common stock outstanding include                 RSUs that we expect to grant in connection with this offering that vest evenly over three years but are not subject to ongoing service requirements. As we have incurred losses for all periods presented, pro forma diluted loss per share is equal to pro forma basic loss per share because the effect of potentially dilutive securities would be anti-dilutive.

(4)

We intend to grant                 RSUs to certain employees in connection with this offering, based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price set forth on the cover page of this prospectus. The RSUs will vest ratably over a three-year period, subject to continued employment. The grant date fair value of the RSUs will be equal to the initial public offering price.

(5)

Upon consummation of this offering, we expect to issue $             million in the form of restricted stock units (“RSUs”) to satisfy a contingent liability arising from a past acquisition, based on the midpoint of the estimated offering price set forth on the cover page of this prospectus. These RSUs vest over three years but are not subject to continued service. This adjustment reflects the difference between the issuance of the RSUs and extinguishment of the contingent liability.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Condensed Consolidated Financial Data” and our historical condensed consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Unaudited Pro Forma Condensed Consolidated Financial Information.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a leading independent provider of integrated payment processing and technology solutions in the United States based on total volume of payments processed. We have achieved our leadership position through decades of solving complex business and operational challenges facing our customers: software partners and merchants. For our software partners, we offer a single integration to an end-to-end payments offering, a proprietary gateway and a robust suite of technology solutions to enhance the value of their software and simplify payment acceptance. For our merchants, we provide a seamless, unified consumer experience as an alternative to relying on multiple providers to accept payments and utilize technology in their businesses.

At the heart of our business is our payments platform. Our payments platform is a full suite of integrated payment products and services that can be used across multiple channels (in-store, online, mobile and tablet- based) and industry verticals, including:

•	end-to-end payment processing for a broad range of payment types;

•	merchant acquiring;

•	proprietary omni-channel gateway;

•	complementary software integrations;

•	integrated and mobile POS solutions;

•	security and risk management solutions; and

•	reporting and analytical tools.

In addition, we offer innovative technology solutions that go beyond payment processing. Some of our solutions are developed in-house, such as business intelligence and POS software, while others are powered by our network of complementary third-party applications. Our focus on innovation combined with our product-driven culture enables us to create scalable technology solutions that benefit from an extensive library of intellectual property.

We have a partner-centric distribution approach. We market and sell our solutions through a diversified network of over 7,000 software partners, which consists of ISVs and VARs. ISVs are technology providers that develop commerce-enabling software suites with which they can bundle our payments platform. VARs are organizations that provide distribution support for ISVs and act as trusted and localized service providers to merchants by providing them with software and services. Together, our ISVs and VARs provide us immense distribution scale and provide our merchants with front-line service and support.

Our end-to-end payments offering combines our payments platform, including our proprietary gateway and breadth of software integrations, and our suite of technology solutions to create a compelling value proposition for our merchants. For the year ended December 31, 2019, we served over 64,000 merchants who subscribe to our end-to-end payments offering, representing over $22.0 billion in end-to-end payment volume. This end-to-end payment volume contributed approximately 57% of net revenue in 2019. Additionally, in 2019 we served over 66,000 merchants representing over $185.0 billion in payment volume that relied on Shift4’s gateway or technology solutions but did not utilize our end-to-end payments offering.

Our merchants range from SMBs to large enterprises across numerous verticals in which we have deep industry expertise, including food and beverage, lodging and leisure. In addition, our merchant base is highly diversified with no single merchant representing more than 1% of end-to-end payment volume for the year ended December 31, 2019.

Recent acquisitions

Merchant Link

In August 2019, we completed the acquisition of Merchant-Link, LLC, or Merchant Link, a leading provider of payment gateway and data security solutions, and which primarily services hotels and restaurants in the United States, or the Merchant Link Acquisition. The Merchant Link Acquisition brings to us a highly complementary customer base, with a significant portion of the customers using software already integrated on our gateway. This overlap presents us with a substantial opportunity for improved share of wallet and cost efficiencies.

Reorganization transactions

The historical results of operations discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are those of Shift4 Payments, LLC prior to the completion of the Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial condition after giving effect to the Transactions and the use of proceeds from this offering.

Following the completion of the Transactions, Shift4 Payments, Inc. will become the sole managing member of Shift4 Payments, LLC. Although we will have a minority economic interest in Shift4 Payments, LLC, we will have the sole voting interest in, and control the management of, Shift4 Payments, LLC. As a result, we will consolidate the financial results of Shift4 Payments, LLC and will report a noncontrolling interest related to the LLC Interests held by the Continuing Equity Owners on our consolidated statements of operations and comprehensive income (loss). Immediately after the Transactions, investors in this offering will collectively own     % of our outstanding Class A common stock, consisting of                 shares (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), Shift4 Payments, Inc. will own                LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing     % of the LLC Interests (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Continuing Equity Owners will collectively own                LLC Interests, representing     % of the LLC Interests (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net income (loss) attributable to noncontrolling interests will represent     % of the income (loss) before income tax benefit (expense) of Shift4 Payments, Inc. (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Shift4 Payments, Inc. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Interests we purchase from Shift4 Payments, LLC.

After consummation of this offering, Shift4 Payments, Inc. will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Shift4 Payments, LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur public company expenses related to our operations, plus payment obligations under the TRA, which we expect to be significant. We intend to cause Shift4 Payments, LLC to make distributions to us in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any payments due under the TRA. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Distributions.”

Factors impacting our business and results of operations

In general, our results of operations are impacted by factors such as adoption of software integrated payment solutions, continued investment in core capabilities, on-going pursuit of strategic acquisitions, and macro-level economic trends.

Increased adoption of software-integrated payments. We primarily generate revenue through volume-based payments and transaction fees and subscription fees for software and technology solutions. We expect to grow this volume by attracting new software partners through our market-leading and innovative solutions. These software partners have proven to be an effective and efficient way of acquiring new merchants and servicing these relationships.

Continued focus on the sale of our end-to-end payments offering and resulting revenue mix shift. Our customers utilize our comprehensive solutions to solve a variety of business challenges. Currently, a large percentage of our merchant base uses only our proprietary gateway. As these merchants adopt our end-to-end payment solutions, our revenue per merchant and merchant retention are expected to increase.

Mix of our merchant base. The revenue contribution of our merchant portfolio is affected by several factors, including the amount of payment volume processed per merchant, the industry vertical in which the merchant operates, and the number of solutions implemented by the merchant. As the size and sophistication of our merchants change, we may experience shifts in the average revenue per merchant and the weighted average pricing of the portfolio.

Ability to attract and retain software partners. A key pillar of our Shift4 Model is our partner-centric distribution approach. We work with over 7,000 software partners who are essential to helping us grow and serve our merchant base. Maintaining our product leadership and continued investment in innovative technology solutions is critical to attracting and retaining software partners.

Investment in product, distribution and operations. We make significant investments in both new product development and existing product enhancement, such as mobile point-of-sale and cloud enablement for our software partners’ existing systems. New product features and functionality are brought to market through varied distribution and promotional activities including collaborative efforts with industry leading software providers, trade shows, and customer conferences. Further, we will continue to invest in operational support in order to maintain service levels expected by our merchant customers. We believe these investments in product development and software integrations will lead to long-term growth and profitability.

Pursuit of strategic acquisitions. From time to time, we may pursue acquisitions as part of our ongoing growth strategy. While these acquisitions are intended to add long-term value, in the short term they may add redundant operating expenses or additional carrying costs until the underlying value is unlocked.

Economic conditions and resulting consumer spending trends. Changes in macro-level consumer spending trends could affect the amount of volumes processed on our platform, thus resulting in fluctuations to our revenue streams. Further, consumer spending habits are subject to seasonal fluctuations that could cause varied revenue results across the quarters.

Key performance indicators and non-GAAP measures

The following table sets forth our key performance indicators and non-GAAP measures for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
(in millions)	2018	2019
End-to-end payment volume	$16,145.1	$22,125.2
Net revenue	252.7	305.5
EBITDA	59.5	58.1
Adjusted EBITDA	89.9	103.8

End-to-end payment volume

End-to-end payment volume is defined as the total dollar amount of card payments that we authorize and settle on behalf of our merchants. This volume does not include volume processed through our gateway-only merchants.

Net revenue, EBITDA and adjusted EBITDA

We use supplemental measures of our performance which are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures include: net revenue, which represents gross revenue less network fees, which includes interchange and assessment fees; earnings before interest expense, income taxes, depreciation, and amortization, or EBITDA; and adjusted EBITDA. Adjusted EBITDA is the primary financial performance measure used by management to evaluate its business and monitor results of operations. Adjusted EBITDA represents EBITDA further adjusted for certain non-cash and other non-recurring items that management believes are not indicative of ongoing operations. These adjustments include acquisition, restructuring and integration costs, management fees and other nonrecurring items.

We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this report. Our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of EBITDA and adjusted EBITDA to its most directly comparable GAAP financial measure are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items.

Reconciliations of net revenue, EBITDA and adjusted EBITDA

The tables below provide reconciliations of net revenue to gross revenue and EBITDA and adjusted EBITDA to net loss on a consolidated basis for the years ended December 31, 2018 and 2019.

Net revenue:

	Year Ended December 31,
(in millions)	2018	2019
Payments-based revenue	$485.2	$643.6
Subscription and other revenues	75.4	87.8

Total gross revenue	560.6	731.4
Less: network fees	307.9	425.9

Net revenue	$252.7	$305.5

EBITDA and adjusted EBITDA:

	Year Ended December 31,
(in millions)	2018	2019
Net loss	$(49.9)	$(58.1)
Interest expense	47.0	51.5
Income tax (benefit) provision	(3.8)	1.5
Depreciation and amortization expense	66.2	63.2

EBITDA	59.5	58.1
Acquisition, restructuring and integration costs(a)	24.8	28.3
Impact of adoption of ASC 606(b)	—	14.0
Management fees(c)	2.0	2.0
Other nonrecurring items(d)	3.6	1.4

Adjusted EBITDA	$89.9	$103.8

(a)

For the year ended December 31, 2018, consists primarily of restructuring expenses of $20.1 million. For the year ended December 31, 2019, consists primarily of fair value adjustments to contingent liabilities of $15.5 million, one-time professional fees of $6.7 million, restructuring expenses of $3.8 million and deferred compensation arrangements of $1.9 million. See Notes 5 and 14 to our consolidated financial statements included elsewhere in this prospectus for more information on these restructuring expenses and contingent liability adjustments, respectively.

(b)

Effective January 1, 2019, we adopted ASC 606. As a result of the adoption of ASC 606, the cost of equipment deployed to new merchants in 2019 is expensed when shipped within “Cost of Sales” in our Consolidated Statements of Operations. Previously, the cost of equipment deployed to new merchants was capitalized as an acquisition cost and amortized over the estimated life of a customer and the amortization was included in the depreciation and amortization expense used to calculate EBITDA. The impact on EBITDA as a result of the ASC 606 adoption was $14.0 million. In order to provide comparability to our 2018 adjusted EBITDA, the impact of $14.0 million is included as a component of adjusted EBITDA for 2019.

(c)

Represents fees to the equityholders for consulting and managing services that we will not be required to pay after closing of this offering. See Note 18 to our consolidated financial statements included elsewhere in this prospectus for more information about these related party transactions.

(d)	For the year ended December 31, 2018, consists primarily of a one-time accrual of $2.3 million for cumulative unremitted sales and use tax related to years 2017 and prior.

Key financial definitions

The following briefly describes the components of revenue and expenses as presented in the consolidated statements of operations.

Gross revenue consists primarily of payment-based revenue and subscriptions and other revenues:

Payment-based revenue includes fees for payment processing services, gateway services, data encryption and tokenization. Payment processing fees are primarily driven as a percentage of payment volume and a per transaction fee. They may also be based on minimum monthly usage fees.

Subscription and other revenues include software as a service, or SaaS, fees for point-of-sale systems provided to merchants. Point-of-sale SaaS fees are assessed based on the type and quantity of point-of-sale systems deployed to the merchant. This includes monthly minimums, statement fees, fees for our proprietary business intelligence software, annual fees, regulatory compliance fees and other miscellaneous services such as help desk support and warranties on equipment. This also includes revenue derived from third party residuals, automated teller machine services, and fees charged for technology support.

Cost of sales consists of interchange and processing fees, residual commissions, equipment and other costs of sales:

Interchange and processing fees represent payments to card issuing banks and assessments paid to card associations based on transaction processing volume. These also include fees incurred by third-parties for data transmission and settlement of funds, such as processors and sponsor banks.

Residual commissions represent monthly payments to software partners. These costs are typically based on a percentage of payment-based revenue.

Equipment represents our costs of devices that are purchased by the merchant.

Other costs of sales includes amortization of capitalized software development costs, capitalized software acquired technology and capitalized customer acquisition costs. It also includes incentives, shipping and handling costs related to the delivery of devices and other contract fulfillment costs. Capitalized software development costs are amortized using the straight-lined method on a product-by-product basis over the estimated useful life of the software. Capitalized software, acquired technology and capitalized acquisition costs are amortized on a straight-line basis in accordance with our accounting policies.

General and administrative expenses consist primarily of compensation, benefits and other expenses associated with corporate management, finance, human resources, shared services, information technology and other activities. General and administrative expenses also include the cost of equipment deployed that does not have a corresponding revenue stream, such as demonstration equipment and certain customer upgrades. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we grow our business, as well as to cover the additional costs and expenses associated with becoming a publicly listed company. We expect to incur additional costs in the amount of $            million as a result of transaction bonuses, including cash bonuses and issuances of RSUs to certain employees, due upon the successful completion of this offering.

Depreciation and amortization expense consists of depreciation and amortization expenses related to merchant relationships, trademarks and trade names, residual commission buyouts, equipment, leasehold improvements, and other intangible assets and property, plant and equipment. We depreciate and amortize our assets on a straight-line basis in accordance with our accounting policies. Leasehold improvements are depreciated over the lesser of the estimated life of the leasehold improvement or the remaining lease term. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred. Intangible assets are amortized on a straight-line basis over their estimated useful lives which range from two years to 15 years.

Professional fees consists of costs incurred for accounting, tax, legal, and consulting services.

Advertising and marketing expenses relate to costs incurred to participate in industry tradeshows and dealer conferences, advertising initiatives to build brand awareness, and expenses to fulfill loyalty program rewards earned by software partners.

Restructuring expenses relate to strategic initiatives we have taken that include, but are not limited to, severance or separation costs and other exit and disposal costs. These expenses are typically not reflective of our ongoing operations.

Other income, net primarily consists of other non-operating items.

Interest expense consists of interest costs incurred on our borrowings and amortization of capitalized financing costs.

Income tax benefit (provision) represents federal, state and local taxes based on income in multiple domestic jurisdictions.

Comparison of results for the years 2018 and 2019

The following table sets forth the consolidated statements of operations for the periods presented.

	Year Ended December 31,
(in millions)	2018	2019	$ change	% change
Payments-based revenue	$485.2	$643.6	$158.4	32.6%
Subscription and other revenues	75.4	87.8	12.4	16.4%

Total gross revenue	560.6	731.4	170.8	30.5%
Less: network fees	307.9	425.9	118.0	38.3%

Net revenue	252.7	305.5	52.8	20.9%
Less: Other costs of sales	102.3	126.5	24.2	23.7%

Gross profit	150.4	179.0	28.6	19.0%
General and administrative expenses	83.7	124.4	40.7	48.6%
Depreciation and amortization expense	40.4	40.2	(0.2)	(0.5%)
Professional fees	7.4	10.4	3.0	40.5%
Advertising and marketing expenses	6.1	6.3	0.2	3.3%
Restructuring expenses	20.1	3.8	(16.3)	(81.1%)

Total operating expenses	157.7	185.1	27.4	17.4%

Loss from operations	(7.3)	(6.1)	1.2	(16.4%)

Other income, net	0.6	1.0	0.4	66.7%
Interest expense	(47.0)	(51.5)	(4.5)	9.6%

Loss before income taxes	(53.7)	(56.6)	(2.9)	5.4%
Income tax benefit (provision)	3.8	(1.5)	(5.3)	(139.5%)

Net loss	$(49.9)	$(58.1)	$(8.2)	16.4%

Net revenue

Net revenue was $305.5 million for the year ended December 31, 2019, compared to $252.7 million for the year ended December 31, 2018, an increase of $52.8 million or 20.9%. This increase was primarily driven by an increase in end-to-end payment volume of $6.0 billion, or 37.0%. In addition, the Merchant Link Acquisition contributed $14.3 million to net revenue in 2019.

Other costs of sales

Other costs of sales was $126.5 million for the year ended December 31, 2019, compared to $102.3 million for the year ended December 31, 2018, an increase of $24.2 million, or 23.7%. This increase was primarily due to the growth in net revenue driving higher residual commissions of $11.4 million and higher capitalized acquisition cost amortization for deal bonuses of $5.1 million. In addition, as a result of the 2019 adoption of ASC 606, equipment that was previously capitalized is now expensed under the current contract terms. In 2018, amortization of equipment capitalized as acquisition costs on the consolidated balance sheets was $9.4 million, while in 2019, the equipment expensed was $13.7 million, driving an increase in cost of sales of $4.3 million.

Operating expenses

General and administrative expenses. General and administrative expenses were $124.4 million for the year ended December 31, 2019, compared to $83.7 million for the year ended December 31, 2018, an increase of $40.7 million or 48.6%. The increase was primarily due to a $14.9 million increase in employee-related expenses in 2019 as a result of continued growth and expansion of the company and in anticipation of our initial public offering, as well as a change of $15.8 million in non-cash adjustments for contingent liability valuations. See Note 14 to our consolidated financial statements included elsewhere in this prospectus for more information on these contingent liabilities. In addition, general and administrative expenses increased $13.8 million in 2019 due to the Merchant Link Acquisition.

Professional fees. Professional fees were $10.4 million for the year ended December 31, 2019, compared to $7.4 million for the year ended December 31, 2018, an increase of $3.0 million or 40.5%. The increase was primarily due to higher professional fees resulting from nonrecurring costs associated with activities to prepare for our initial public offering.

Restructuring expenses. Restructuring expenses were $3.8 million for the year ended December 31, 2019, compared to $20.1 million for the year ended December 31, 2018, a decrease of $16.3 million, or 81.1%. The one-time restructuring expenses incurred in 2018 were separation costs primarily associated with a historical acquisition. The restructuring expenses incurred in 2019 are separation costs associated with the integration as a result of the Merchant Link Acquisition. See Note 5 to our consolidated financial statements included elsewhere in this prospectus for more information on restructuring expenses.

Interest expense

Interest expense was $51.5 million for the year ended December 31, 2019, compared to $47.0 million for the year ended December 31, 2018, an increase of $4.5 million or 9.6%. This increase in interest expense was primarily due to an increase of $90.0 million in borrowings under the First Lien Term Loan Facility and additional borrowings under the Revolving Credit Facility in 2019.

Income tax benefit (provision)

Income tax provision was $1.5 million for the year ended December 31, 2019, compared to an income tax benefit of $3.8 million for the year ended December 31, 2018, a change of $5.3 million. This change was primarily due to pretax book income from Shift4 Corporation of $5.7 million in 2019 compared to a pretax book loss from Shift4 Corporation of $17.7 million in 2018. The change in pretax book income of $23.4 million for Shift4 Corporation was primarily a result of restructuring charges of $18.3 million recorded in 2018.

Quarterly results of operations

The following tables present our unaudited quarterly results of operations. This information should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information for the quarters presented on the same basis as our consolidated financial statements. The historical quarterly results presented are not necessarily indicative of the results that may be expected for any future quarters or periods.

As an emerging growth company, we have elected to follow accounting transition applicable to non-issuers, and therefore, have not presented quarterly financial information reflective of the adoption of ASC 606. As a result, the quarterly results of operations for 2019 are not comparable to the statement of operations for the year ended December 31, 2019 presented in the consolidated financial statements included elsewhere in this prospectus.

	For the three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Payments-based revenue	$103.0	$120.6	$130.7	$130.9
Subscription and other revenues	17.8	19.0	18.2	20.4

Total gross revenue	120.8	139.6	148.9	151.3
Less: network fees	63.6	76.1	83.4	84.8

Net revenue	57.2	63.5	65.5	66.5
Less: Other costs of sales	23.1	25.3	26.6	27.3

Gross profit	34.1	38.2	38.9	39.2

General and administrative expenses	18.7	22.2	23.0	19.8
Depreciation and amortization expense	10.4	10.2	10.0	9.8
Professional fees	2.3	1.5	1.6	2.0
Advertising and marketing expenses	1.6	1.2	1.8	1.5
Restructuring expenses	6.1	12.6	0.9	0.5

Total operating expenses	39.1	47.7	37.3	33.6

(Loss) income from operations	(5.0)	(9.5)	1.6	5.6

Other income, net	0.3	—	—	0.3
Interest expense	(10.9)	(11.4)	(12.2)	(12.5)

Loss before income taxes	(15.6)	(20.9)	(10.6)	(6.6)
Income tax benefit (provision)	1.7	2.5	(0.2)	(0.2)

Net loss	$(13.9)	$(18.4)	$(10.8)	$(6.8)

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Payments-based revenue	$134.0	$159.5	$171.9	$178.2
Subscription and other revenues	20.4	20.2	21.7	23.0

Total gross revenue	154.4	179.7	193.6	201.2
Less: network fees	88.7	105.2	114.2	117.8

Net revenue	65.7	74.5	79.4	83.4
Less: Other costs of sales	27.5	31.0	31.5	33.5

Gross profit	38.2	43.5	47.9	49.9

General and administrative expenses	25.8	25.4	36.8	33.6
Depreciation and amortization expense	9.8	9.8	10.1	10.5
Professional fees	1.8	2.0	3.3	3.3
Advertising and marketing expenses	1.4	1.4	1.6	1.9
Restructuring expenses	0.2	0.1	3.4	0.1

Total operating expenses	39.0	38.7	55.2	49.4

(Loss) income from operations	(0.8)	4.8	(7.3)	0.5

Other income, net	0.2	0.7	0.1	—
Interest expense	(12.5)	(12.7)	(12.9)	(13.4)

Loss before income taxes	(13.1)	(7.2)	(20.1)	(12.9)
Income tax provision	(0.1)	(0.4)	(0.5)	(0.5)

Net loss	$(13.2)	$(7.6)	$(20.6)	$(13.4)

Quarterly trends

Revenue and gross profit may be impacted by seasonal fluctuations in our business. This variability largely results from events such as holidays and the number of weekends in a reporting period. These events create volatility in payment processing volumes and the number of transactions processed during a given reporting period. Historically, our revenue has been strongest in our second and third quarters and weakest in our first quarter.

General and administrative expenses primarily reflect the timing of additions of personnel and fair value adjustments to contingent liabilities.

Professional fees reflect fees incurred for accounting, tax, legal and consulting services as it relates to potential acquisitions as well as costs incurred directly related to this offering.

Advertising and marketing expenses are impacted by the timing of industry tradeshows and dealer conferences, as well as customer acquisition initiatives.

Interest expense is impacted by higher borrowings as a result of refinancing the First Lien Term Loan Facility in April 2019 and October 2019, timing of proceeds and payments to the Revolving Credit Facility and changes in LIBOR, which is a component of the interest rate on the First Lien Term Loan Facility and Second Lien Term Loan Facility.

Liquidity and capital resources

Overview

We have primarily sourced liquidity requirements with cash flow from operations and, when needed, with borrowings under our Credit Facilities. The principal uses for liquidity have been debt service, capital expenditures (including research and development) and funds required to finance acquisitions. We expect this source and use profile to continue into the future. Short-term liquidity needs will primarily be funded through the Revolving Credit Facility portion of our Credit Facilities. As of December 31, 2019, our capacity under the Revolving Credit Facility was $90.0 million, with $68.5 million available for additional borrowings. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for the next 12 months. To the extent that additional funds are necessary, we anticipate that they will be obtained through additional debt issuances, equity offerings, or both.

The following table sets forth summary cash flow information for the years ended December 31, 2018 and 2019.

	Year ended December 31,
(in millions)	2018	2019
Net cash provided by operating activities(a)	$25.5	$26.7
Net cash used in investing activities(a)	(41.4)	(98.8)
Net cash provided by financing activities	11.3	71.0

Change in cash	$(4.6)	$(1.1)

(a)

Effective January 1, 2019, we adopted ASC 606. As a result of the adoption of ASC 606, under the current contract terms, the cost of equipment deployed to new merchants in 2019 of $13.7 million is no longer included in investing activities; rather, it is expensed when shipped and included in operating activities. On a comparative basis, cash provided by operating activities for 2019 would have been $40.4 million and cash used in investing activities would have been $112.5 million without giving effect to the adoption of ASC 606. See Notes 2 and 4 to our consolidated financial statements included elsewhere in this prospectus for more information about the adoption of ASC 606.

Operating activities

Net cash provided by operating activities consists of net loss adjusted for certain non-cash items and changes in other assets and liabilities.

For the year ended December 31, 2019, cash provided by operating activities of $26.7 million is primarily a result of:

•

net loss of $58.1 million adjusted for non-cash expenses, including depreciation and amortization of $63.2 million, revaluation of contingent liabilities of $15.5 million and amortization of capitalized loan fees of $4.0 million; less,

•	changes in operating assets and liabilities of $(4.9) million.

For the year ended December 31, 2018, cash provided by operating activities of $25.5 million is primarily a result of:

•	net loss of $49.9 million adjusted for non-cash expenses, including depreciation and amortization of $66.2 million and amortization of capitalized loan fees of $3.7 million; plus,

•	changes in operating assets and liabilities of $7.8 million, which is a result of working capital fluctuations, primarily due to timing of interest payments for our long-term debt.

Investing activities

Cash flows from investing activities include cash paid for acquisitions, purchases of future commission streams of our software partners, purchases of property and equipment, and capitalized software development costs. As discussed above, in 2018, the cost of equipment deployed to new merchants was an investing activity.

Net cash used in investing activities was $98.8 million for 2019, an increase of $57.4 million compared to net cash used in investing activities of $41.4 million for 2018. This increase is primarily the result of:

•

acquisition of Merchant Link in 2019 for $64.0 million, net of cash acquired of $3.8 million see Note 3 to our consolidated financial statements included elsewhere in this prospectus for more information, plus,

•	an increase of $6.6 million in acquisition of property, plant and equipment driven by leasehold improvements in 2019 to our Las Vegas office; partially offset by,

•	the impact of adopting ASC 606 of $13.7 million for equipment deployed to new merchants that in 2019 is no longer capitalized and instead included within operating activities.

Financing activities

Net cash provided by financing activities was $71.0 million for 2019, an increase of $59.7 million, compared to net cash provided by financing activities of $11.3 million for 2018. This increase was primarily due to refinancings in April and October 2019 of the First Lien Term Loan Facility of approximately $90.0 million, and an increase in 2019 in Revolving Credit Facility borrowings of $71.0 million, offset by payments on the Revolving Credit Facility of $90.0 million. See “Description of Indebtedness” for more information.

Credit Facilities

As of December 31, 2019, we had $511.1 million, $130.0 million, and $21.0 million outstanding under the First Lien Term Loan Facility, Second Lien Term Loan Facility, and the Revolving Credit Facility, respectively. The Revolving Credit Facility had remaining capacity of $68.5 million as of December 31, 2019. See “Description of Indebtedness” for more information.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2019.

	Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$662.1	$5.3	$31.4	$495.4	$130.0
Interest on long-term debt(1)	223.0	47.9	91.0	76.5	7.6
Operating leases(2)	23.5	4.6	7.1	4.9	6.9

Total	$908.6	$57.8	$129.5	$576.8	$144.5

(1)	Assumes interest payment through stated maturity. Payments herein are subject to change, as payments for variable rate debt have been estimated.
(2)

As of December 31, 2019, we are obligated under non-cancelable operating leases for our premises, which expire through November 2028. Rent expense incurred under operating leases, which totaled $4.2 million for the year ended December 31, 2019, is included in “General and Administrative expenses” in our consolidated statements of operations.

Off-balance sheet arrangements

During the years ended December 31, 2018 and 2019, we did not engage in any off-balance sheet financing activities other than those reflected in Note 19 to our consolidated financial statements.

Critical accounting policies

Our discussion and analysis of our historical financial condition and results of operations for the periods described is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these historical financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have provided a summary of our significant accounting policies in Note 2 to our consolidated financial statements, which are included elsewhere in this prospectus. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments.

Revenue recognition

Application of the accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Specifically, the determination of whether we are a principal to a transaction or an agent can require considerable judgment. We have concluded that we are the principal in our payment processing arrangements as we control the service on our payments platform, which is transformative in nature and allows for front-end and back-end risk mitigation, merchant portability, third party software integrations, and enhanced reporting functionality. We also contract directly with our merchants and have complete pricing latitude on the processing fees charged to our merchants. As such, we bear the credit risk for network fees and transactions charged back to the merchant. In addition, our SaaS arrangements include multiple performance obligations with differing patterns of revenue recognition. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price, which is based on the fair value of each product and service. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized.

Business combinations

Upon acquisition of a company, we determine if the transaction is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. We use our best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by management. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date. We may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Additionally, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these estimates and assumptions periodically and record any adjustments to preliminary estimates to goodwill, provided we are within the measurement period. If outside of the measurement period, any subsequent adjustments are recorded to the consolidated statement of operations.

Goodwill and intangible assets

We perform a goodwill impairment test annually at October 1 and whenever events or circumstances make it more likely than not that impairment may have occurred. We have determined that our business comprises one reporting unit. We have the option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, in which case a quantitative impairment test is not required. Based on its qualitative evaluations, management concluded in both 2018 and 2019 that there was no impairment of goodwill.

Intangible assets with finite lives are amortized over their estimated useful life on a straight-line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever our management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The original estimate of an asset’s useful life and the impact of an event or circumstance on either an asset’s useful life or carrying value involve significant judgment regarding estimates of the future cash flows associated with each asset.

Income taxes

Shift4 Payments, LLC is considered a flow-through entity for U.S. federal and most applicable state and local income tax purposes. As a flow-through entity, taxable income or loss from Shift4 Payments, LLC is passed through to and included in the taxable income of its members. Accordingly, the consolidated financial statements included elsewhere in this prospectus do not include a provision for federal income taxes on the flow-through taxable income or loss from Shift4 Payments, LLC.

Shift4 Corporation, one of the operating subsidiaries of Shift4 Payments, LLC, is considered a C-Corporation for U.S. federal, state and local income tax purposes. Taxable income or loss from Shift4 Corporation is not passed through to Shift4 Payments, LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates. A provision for income taxes related to the taxable income of Shift4 Corporation is included in the consolidated financial statements. This provision for income taxes is determined by using management’s judgments, estimates and the interpretation and application of complex tax laws in each of the jurisdictions in which Shift4 Corporation operates. Judgement is also required in assessing the timing and amounts of deductible and taxable items. These differences result in deferred tax assets and liabilities in our consolidated balance sheets.

After the Transactions and the consummation of this offering, Shift4 Payments, LLC will continue to be treated as a pass-through entity. Shift4 Payments, Inc. will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Shift4 Payments, LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we will also make payments under the TRA, which we expect to be significant. We anticipate that we will account for the income tax effects and corresponding TRA’s effect resulting from future taxable purchases or redemptions of LLC Interests of the Continuing Equity Owners by us or Shift4 Payments, LLC by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the purchase or redemption. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the TRA will be estimated at the time of any purchase or redemption as a reduction to shareholders’ equity, and the effects of changes in any of our estimates after this date will be included in net income (loss). Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. We currently believe that all deferred tax assets will be recovered based upon the projected profitability of our operations. Judgement is required in assessing the future tax consequences of events that have been recognized in Shift4 Payments, Inc.’s financial statements. A change in the assessment of such consequences, such as realization of deferred tax assets, changes in tax laws or interpretations thereof could materially impact our results.

New accounting pronouncements

For information regarding new accounting pronouncements, and the impact of these pronouncements on our consolidated financial statements, if any, refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (3) comply with the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements, and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of our initial public offering, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period.

Quantitative and qualitative disclosures of market risks

Our future income, cash flows and fair values relevant to financial instruments are subject to risks relating to interest rates.

We are subject to interest rate risk in connection with our Credit Facilities, which have variable interest rates. The interest rates on these facilities are based on a fixed margin plus a market interest rate, which can fluctuate accordingly but is subject to a minimum rate. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant.

As of December 31, 2019, we had approximately $662.1 million of variable rate debt, none of which was subject to an interest rate hedge. In the future, the interest rate may increase, and we may be subject to interest rate risk. Based on the amount outstanding on our Credit Facilities on December 31, 2019, an increase of 100 basis points in the applicable interest rate would increase our annual interest expense by approximately $6.6 million. A decrease of 100 basis points in the applicable rate (assuming such reduction would not be below the minimum rate) would reduce our annual interest expense by approximately $6.6 million.

BUSINESS

Our Company

We are a leading independent provider of integrated payment processing and technology solutions in the United States based on total volume of payments processed. We have achieved our leadership position through decades of solving complex business and operational challenges facing our customers: software partners and merchants. For our software partners, we offer a single integration to an end-to-end payments offering, a proprietary gateway and a robust suite of technology solutions to enhance the value of their software and simplify payment acceptance. For our merchants, we provide a seamless, unified consumer experience as an alternative to relying on multiple providers to accept payments and utilize technology in their businesses.

Merchants are increasingly adopting disparate software solutions to operate their businesses more effectively. The complexity of integrating a seamless payment solution across these software suites has grown exponentially. For example, a restaurant in the United States may use over a dozen disparate software systems to operate its business, manage interactions with its customers and accept payments. A large resort may operate an even greater number of software systems to enable online reservations, check-ins, restaurants, salon and spa, golf, parking and more. The scale and complexity of managing these software systems that are sourced from different providers while seamlessly accepting payments is challenging for merchants of any size.

Software partners are increasingly required to ensure that their solutions are integrated with a variety of applications to service merchants. For example, any software partner seeking to be adopted in a resort, such as an online reservation system or restaurant POS, must be able to integrate into that resort’s property management systems. These software integrations need to enable secure payment acceptance and also support additional services to manage the guest’s experience. Facilitating these integrations is both costly and time-consuming for software partners.

We integrate disparate software systems through a single point of connectivity. By partnering with us, every software provider receives the benefit of both a state-of-the-art payments platform and our library of over 350 established integrations with market-leading software suites. In turn, our merchants are able to simplify payment acceptance and streamline their business operations by reducing the number of vendors on which they rely.

At the heart of our business is our payments platform. Our payments platform is a full suite of integrated payment products and services that can be used across multiple channels (in-store, online, mobile and tablet-based) and industry verticals, including:

•	end-to-end payment processing for a broad range of payment types;

•	merchant acquiring;

•	proprietary omni-channel gateway;

•	complementary software integrations;

•	integrated and mobile POS solutions;

•	security and risk management solutions; and

•	reporting and analytical tools.

In addition, we offer innovative technology solutions that go beyond payment processing. Some of our solutions are developed in-house, such as business intelligence and POS software, while others are powered by our network of complementary third-party applications. Our focus on innovation combined with our product-driven culture enables us to create scalable technology solutions that benefit from an extensive library of intellectual property.

We have a partner-centric distribution approach. We market and sell our solutions through a diversified network of over 7,000 software partners, which consists of ISVs and VARs. ISVs are technology providers that develop commerce-enabling software suites with which they can bundle our payments platform. VARs are organizations that provide distribution support for ISVs and act as trusted and localized service providers to merchants by providing them with software and services. Together, our ISVs and VARs provide us immense distribution scale and provide our merchants with front-line service and support.

Our end-to-end payments offering combines our payments platform, including our proprietary gateway and breadth of software integrations, and our suite of technology solutions to create a compelling value proposition for our merchants. For the year ended December 31, 2019, we served over 64,000 merchants who subscribe to our end-to-end payments offering, representing over $22.0 billion in end-to-end payment volume. This end-to-end payment volume contributed approximately 57% of net revenue in 2019. Additionally, in 2019 we served over 66,000 merchants representing over $185.0 billion in payment volume who relied on Shift4’s gateway or technology solutions but did not utilize our end-to-end payments offering.

Our merchants range from SMBs to large enterprises across numerous verticals in which we have deep industry expertise, including food and beverage, lodging and leisure. In addition, our merchant base is highly diversified with no single merchant representing more than 1% of end-to-end payment volume for the year ended December 31, 2019.

We derive the majority of our revenue from fees paid by our merchants, which principally include a processing fee that is charged as a percentage of end-to-end payment volume. In cases where merchants subscribe only to our gateway, we generate revenue from transaction fees charged in the form of a fixed fee per transaction. We also generate subscription revenue from licensing subscriptions to our POS software, business intelligence tools, payment device management and other technology solutions, for which we typically charge flat subscription fees on a monthly basis. Our revenue is recurring in nature because of the mission-critical and embedded nature of the solutions we provide, the high switching costs associated with these solutions and the multi-year contracts we have with our customers. We also benefit from a high degree of operating leverage given the combination of our highly scalable payments platform and strong customer unit economics.

Our total revenue increased to $731.4 million for fiscal year ended December 31, 2019 from $560.6 million for fiscal year ended December 31, 2018. We generated net loss of $58.1 million for fiscal year ended December 31, 2019 and net loss of $49.9 million for fiscal year ended December 31, 2018. Our net revenue increased to $305.5 million for fiscal year ended December 31, 2019 from $252.7 million for fiscal year ended December 31, 2018, representing year-over-year growth of 20.9%. Our adjusted EBITDA increased to $103.8 million for fiscal year ended December 31, 2019 from $89.9 million for fiscal year ended December 31, 2018, representing year-over-year growth of 15.5%. The percentage of our total net revenue derived from volume-based payments, subscription agreements and transaction fees was 56.7%, 26.5% and 14.6% for the fiscal year ended December 31, 2019, respectively, and 56.2%, 26.9% and 14.0% for the fiscal year ended December 31, 2018, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key performance indicators and non-GAAP measures” for a reconciliation of our non-GAAP measures to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Shift4 Model

Our mission is to power the convergence of integrated payments and commerce-enabling software. Solving the complexity inherent to our software partners and merchants requires a specialized approach that combines a seamless customer experience with a secure, reliable and robust suite of payments and technology offerings.

To achieve this mission, we strategically built our Shift4 Model on a three pillar foundation: (i) payments platform; (ii) technology solutions; and (iii) partner-centric distribution.

Payments Platform

Our payments platform provides omni-channel card acceptance and processing solutions. For the year ended December 31, 2019, we processed over 3.5 billion transactions representing over $200.0 billion in payment volume across multiple payment types, including credit, debit, contactless card, EMV and mobile wallets as well as alternative payment methods such as Apple Pay, Google Pay, Alipay and WeChat Pay. We continue to innovate and evolve our payments offering as new technology and payment methods are adopted by consumers.

Through our proprietary gateway, our payments platform is integrated with over 350 software suites including some of the largest and most recognized software providers in the world. In addition, we enable connectivity with the largest payment processors, alternative payment rails and over 100 payment devices. Our payments platform includes market-leading security features that help prevent consumer card data from entering the merchant’s environment.

We designed our payments platform to be:

•	Integrated – fully integrated and seamlessly connected, facilitating easy data capture and compatibility across all solutions;

•	Reliable – supports the most demanding payment environments in the United States 7 days a week, 24 hours a day, 365 days a year; and

•	Secure – PCI-validated P2PE tokenization and EMV-ready solutions.

Our merchants have the flexibility to subscribe to our payments platform in one of two ways: end-to-end payments or gateway. End-to-end payments merchants benefit from a single, unified vendor solution for payment acceptance (including our proprietary gateway), devices, POS software solutions and a full suite of business intelligence tools. By consolidating these functions through a single, unified vendor solution, these merchants are able to reduce total spend on payment acceptance solutions and access gateway and technology solutions as value-added features. Gateway merchants benefit from interoperability with third-party payment processors. The flexibility in our model helps us attract software partners and merchants.

Technology Solutions

Our suite of technology solutions is designed to streamline our customers’ business operations, drive growth through strong consumer engagement and improve their business using rich transaction-level data.

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Lighthouse 5 – Our cloud-based suite of business intelligence tools includes customer engagement, social media management, online reputation management, scheduling and product pricing, as well as extensive reporting and analytics.

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Integrated Point-of-Sale (iPOS) – We provide purpose-built POS workstations pre-loaded with powerful, mission-critical software suites and integrated payment functionality. Our iPOS offering helps our merchants scale their business and improve operational efficiency while reducing total cost of ownership.

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Mobile POS – Our mobile payments offering, Skytab, provides a complete feature set, including pay-at-the-table, order-at-the-table, delivery, customer feedback and email marketing, all of which are integrated with our proprietary gateway and Lighthouse 5. This unique solution is relevant for merchants ranging from SMBs to large enterprises and across numerous industry verticals.

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Marketplace – We enable seamless integrations into complementary third-party applications, which helps reduce the number of vendors on which our merchants rely. For example, a restaurant can enable DoorDash via Marketplace and accept orders from their existing POS, dramatically simplifying implementation and eliminating manual reconciliation of multiple systems. That same restaurant can also enable payroll, timekeeping and other human resource services, reducing the time spent on manual workflows and enhancing employee engagement. Marketplace also includes a variety of functional applications including loyalty and inventory management.

Partner-Centric Distribution

Our payments platform and technology solutions are delivered to our merchants through our partner-centric distribution network. Today, our network includes over 7,000 software partners, providing full coverage across the United States.

Our partner-centric distribution approach is designed to leverage the domain expertise and local relationships that our software partners have built with our merchants over years of doing business together. Our software partners are entrusted by merchants to guide software purchasing decisions and provide service and support. In turn, our software partners entrust us to provide innovative payment and technology solutions to help them continue to grow.

We have always been deeply committed to supporting the growth of our software partners with a robust suite of tools, dedicated personnel and strategic and economic alignment. Our partner tools include: lead management, sales and marketing support, real-time pipeline alerts, transaction level residual reporting and merchant life-cycle reporting. Our partner-centric distribution approach provides us with strong merchant growth and retention.

Our Key Differentiators

We believe that our Shift4 Model provides us with a competitive advantage and differentiated position in the market.

We are a pioneer in delivering innovative solutions

Since our founding, we have been at the forefront of developing and deploying new and innovative payments and technology solutions that are tailored to meet the demands of our customers as their business needs evolve, such as:

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Skytab – Recognizing the inefficiencies of the merchant experience, we developed Skytab, our mobile POS offering that includes pay-at-the-table and real-time ordering features, to improve operational efficiency and create a high-value consumer touchpoint.

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Integrated POS – We were one of the first to recognize and capitalize on the convergence of software and devices by delivering a purpose-built POS system pre-loaded with powerful, mission-critical software suites and integrated payment functionality. This offering helps our merchants scale their business and improve operational efficiency while reducing total cost of ownership.

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Tokenization – We introduced one of the world’s first payment tokenization solutions. We have further expanded our tokenization capabilities to include integration with merchants’ loyalty and analytics programs. As a pioneer in tokenization, we act as the exclusive tokenization provider and vault for many leading enterprise merchants.

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PCI-validated P2PE – We developed one of the first PCI-validated point-to-point encryption, or P2PE, solutions. Our solution ensures that sensitive cardholder data does not enter the merchant’s environment, thereby eliminating the risk of exposure of cardholder data in the event of a merchant software breach.

Many of our innovations are a direct result of the collaboration we have with our customers as we continue to find new ways to help them grow their businesses. Innovation is in our DNA and will be a key to our future success.

We have developed deep domain expertise and built specialized capabilities in the hospitality market

We believe that we have established a meaningful first-mover advantage in integrated payments and technology solutions for the hospitality market. With over 30 years of operating experience in the hospitality market, we have developed deep domain expertise, an extensive industry-specific portfolio of software integrations and a comprehensive view of our customers’ complex business challenges.

Over 21,000 hotels and 125,000 restaurants in the United States use at least one of our products. With our scale in this market, software partners inevitably rely on our support for industry-specific solutions and capabilities when serving their merchants.

Our portfolio of industry-specific integrations span hundreds of software versions, some of which are decades old but still in use today. We believe competitors would need to invest significant time and resources in order to replicate our software integration portfolio.

We leverage our expertise to develop proprietary payments and technology solutions that have specific features and functionality designed to meet various use-cases in the hospitality industry. For example, we offer customized integrations into varied and disparate hotel property management systems that enable our software partners to grow their merchant base to include merchants residing within hotels. In addition, restaurants using our Skytab product benefit from faster table turnover and enhanced customer engagement with powerful order/re-order and pay-at-the-table mobile functionality as well as robust email marketing and reputation management tools. Our in-depth understanding of the hospitality market allows us to continue to innovate and develop specialized solutions.

We maintain a privileged position as the last integration our software partners will ever need

We have over 350 integrations to market-leading software providers. In the hospitality market, we are integrated into the largest share of hotel property management systems in the United States, which enables us to serve both these hotels and the merchants that operate on their premises. The vast number of software integrations and touchpoints we have with these customers provides us with differentiated access that makes our Shift4 Model difficult to replicate.

We simplify the operational complexity that our merchants face. A hotel, for example, is focused on providing a frictionless customer experience. They must securely process high-velocity transactions that pass through multiple disconnected systems. Adding to this complexity are compatibility challenges with their enterprise software systems, which may be many years old and have limited support. However, many of our merchants are reluctant to change or upgrade their enterprise software systems due to the risk of business disruption. We solve these challenges by leveraging our gateway to easily integrate into and unify a broad universe of disconnected software systems.

Our Shift4 Model benefits from powerful and mutually reinforcing network effects, which we believe strengthens our leadership position. As the last integration our software partners require, we attract world-class ISVs. By augmenting their software suites with our payments platform, we empower our ISVs to deliver a compelling value proposition to new and existing merchants. In turn, we leverage the extensive reach of our ISVs and VARs who provide us with direct access to their broad and diversified base of merchants. As the number of merchants we serve increases, we are able to make informed technology investments that meet the diverse needs of our customers.

We control and integrate the most important parts of the payments value chain into a single point of access

We own and control many components of the payments and technology value chain, enabling us to eliminate customer pain points around payment processing and device management. Our Shift4 Model provides a full suite of integrated payment solutions that can be used across multiple channels and numerous industry verticals, including:

•	end-to-end processing for a broad range of payment types;

•	merchant acquiring;

•	proprietary omni-channel gateway;

•	complementary software integrations;

•	integrated and mobile POS solutions;

•	security and risk management solutions; and

•	reporting and analytical tools.

While our software partners are experts in developing commerce-enabling software suites, they lack the expertise to navigate the complexities and compliance requirements of the payments ecosystem. Integrating our payments platform into their software suites enables our partners to deliver a comprehensive solution to their merchants, with a single source of accountability and service.

For merchants, a typical payment solution can require the coordination of multiple vendors, such as an ISV, gateway provider, merchant acquirer, payment hardware original equipment manufacturer, on-site installation and support professionals. Managing these vendors often becomes the responsibility of a merchant and can result in unnecessary expense and delays in implementation. Further, as new commerce technologies arise, such as online delivery, new non-integrated systems must be added to adapt. We combine payments, technology solutions, operations and support into a bundled offering that provides better, faster and more convenient services to our merchants.

We have a vision-driven, founder-led culture

Since our founding, we have focused on building an entrepreneurial and innovative culture that is deeply rooted in our philosophy of aligning our success with that of our software partners and merchants. Every strategic decision we make embodies our belief that we must be champions of our customers and provide a differentiated partner and merchant experience. Our Shift4 Model demonstrates this culture by providing a simple, intuitive and superior product and service experience to all of our customers, from a small café to a large enterprise. Our founder-led team is able to draw on decades of experience in payments and software, which we believe is a key driver of our ability to innovate and disrupt our markets.

Customer Success Stories

Our story is best viewed through the lenses of our customers. We are proud of their success and strive to enable their future growth.

Pebble Beach Resorts

Pebble Beach Resorts is home to world-class golf, offers luxury accommodations, provides food and beverage experiences and operates a 5-star spa. With its extensive array of hospitality offerings, in addition to sixteen retail shops and an online shop, Pebble Beach Resorts requires a payments and technology partner to ensure that its guests have a frictionless and consistent payment experience across its many services and facilities.

We offer Pebble Beach Resorts the following solutions and benefits:

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Proprietary Gateway: Pebble Beach Resorts relies on Shift4’s technology to provide merchant payment gateway services throughout its properties. Shift4’s payment gateway platform serves as the unifying technology for the multitude of software suites that operate across the entire Pebble Beach Resorts organization, making certain that any credit card payment entering Pebble Beach’s ecosystem is secured by Shift4’s technology.

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Software Integrations: Whether it is Pebble Beach Resorts’ property management software handling nearly 500 guest rooms and luxury suites, or the e-commerce platform supporting the resort’s online retail shop, Shift4 is the single integration point to all of these systems, at any point of sale, in order to enable seamless and secure payment transactions.

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Payments Solutions: Shift4 also administers the resort’s gift card program, which makes selling, redeeming, and managing gift cards convenient for Pebble Beach Resorts and its customers. Gift card transactions at Pebble Beach Resorts are secured with the same industry-leading encryption and tokenization technologies that Shift4 uses to secure credit card transactions at each payment location throughout the property. In addition, Shift4’s gift card program enables Pebble Beach Resorts to take advantage of advanced back-office reporting capabilities.

Focus POS

Focus POS is a restaurant management system with over 15,000 installations across the United States supporting a variety of environments, from quick service and fast casual to bar and table service. Focus POS solutions are designed to turn restaurant workflows into simple, streamlined processes. These include tools and analytics that allow restaurateurs to control labor costs, efficiently manage inventory and gain deeper visibility into their businesses.

We offer Focus POS’ resellers and merchants the following solutions and benefits:

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Fully Customized Payments Offering: Together, Shift4 and Focus POS have developed a fully customized payment offering for Focus POS’ resellers and merchants. By integrating Shift4’s payment processing solutions into Focus POS restaurant management systems, Focus POS resellers are able to deliver a comprehensive restaurant solution. This includes POS and business management software with integrated payment processing, payment acceptance devices, PCI-validated point-to-point encryption and advanced tokenization.

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Single Vendor Relationship: Focus POS’ comprehensive restaurant solution enables merchants to consolidate their business, technology and IT service needs into a single vendor. Merchants can select software that addresses the unique complexities of their business (both front- and back-office) while receiving the benefits of a scaled payment provider, all at a disruptive price point. In addition, Focus POS merchants can rely on a single vendor to resolve any customer service requirements 24 hours a day, 7 days a week, 365 days a year.

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Rapid Deployment of New Product Features and Enhancements: Continuous collaboration between Focus POS and Shift4 allows us to deliver software and solution enhancements that augment Focus POS’ value proposition. These include our technology solutions such as Skytab (mobile POS), Lighthouse 5 (business intelligence) and Marketplace, all of which are seamlessly integrated into Focus POS software and act as a natural extension of the Focus POS offering.

In 2019, over 500 merchants adopted Focus POS’ restaurant management system with our integrated end-to-end payments offering. These merchants represent annualized payment volume of over $500 million as of the fourth quarter of 2019.

Our Growth Strategy

Our growth strategy will continue to be driven by our ability to leverage our Shift4 Model to solve the most complex business challenges facing our customers. The key elements of this strategy include:

Continue to win new customers

We plan to continue expanding relationships with our existing software partners to win new merchants through an enhanced value proposition. Furthermore, we are able to capitalize on the strength of our brand and our comprehensive service offerings, both of which have proven successful in winning new software partners and merchants. We also intend to expand our network of software partners across a variety of industry verticals in order to target new merchants.

Unlock substantial opportunity within existing merchant base

There are significant upsell and cross-sell opportunities within our existing base of merchants. We intend to leverage our large, active base of gateway merchants to drive the adoption of our end-to-end payments offering. As merchants convert to our end-to-end payments offering, we are able to increase our revenue per merchant and enhance merchant retention, resulting in stronger unit economics.

Continue enhancing our product portfolio with differentiated solutions

Our payments platform and technology solutions help us win new customers and strengthen our relationships with existing customers. As merchants embrace simplicity and consolidate vendor relationships, we will continue to innovate and add new value-added features and functionality. This enables our merchants to deliver a higher quality experience to their consumers and increase their transaction volumes, benefitting both us and our merchants.

Leverage domain expertise in hospitality market to expand into adjacent verticals

We continue to benefit from strong market conditions within the hospitality market, primarily driven by accelerating technology spend and evolving consumer preferences. Our access to leading hospitality businesses and industry thought leaders affords us an advantaged position of identifying emerging trends in adjacent areas and verticals that could result in attractive investment opportunities, such as specialty retail.

Leverage our relationships with global merchants to expand internationally

Our Shift4 Model is well-positioned to expand into new geographic regions. A host of multinational hospitality brands currently utilize our tokenization and POS software solutions internationally. We also have the opportunity to follow our customers as they expand into new geographic markets.

Monetize the robust data we capture through our Shift4 Model

We currently process billions of transactions. We believe we have an opportunity to leverage data from these transactions to develop unique insights that help identify trends in consumer behavior, as well as consumer and merchant preferences. We believe monetization of this data could represent a larger component of our business in the future.

Pursue strategic acquisitions

We have a proven track record of successfully unlocking value through identifying, pursuing and integrating numerous strategic acquisitions. We may selectively pursue acquisitions to improve our competitive positioning within existing and new verticals, expand our customer base and enhance our software and technology capabilities.

Our Market and Trends Impacting the Industry

The convergence of payments and software is transforming global commerce. Our software partners and merchants are seeking a bundled integrated payment and software solution to introduce operating efficiencies and enhance consumer experiences. The market opportunity is large and growing. According to the January 2019 issue of The Nilson Report, purchase volume on cards in the United States is expected to reach $10.4 trillion by 2027 from $5.5 trillion in 2017, representing a CAGR of approximately 7%. We leverage our Shift4 Model to capture a larger share of this market opportunity and to capitalize on the following trends defining our markets:

Trends Impacting Merchants

Merchants must leverage the power of software to compete

We believe software is catalyzing new growth opportunities and operating efficiencies, enabling merchants to adapt to a changing landscape. We have seen merchants heavily invest in software tools to boost productivity, access the latest technological innovations in the market and create a frictionless consumer experience. We provide a diverse suite of over 350 integrations with market-leading software providers that enable our merchants to remain agile and not be limited in the tools they choose to operate their businesses.

Merchants are increasingly adopting multiple software suites

Managing a business requires multiple software suites. We have observed a proliferation of solutions for both front-office (POS, loyalty, reservations, etc.) and back-office (employee scheduling, inventory management, accounting and reporting) functions. Merchants who adopt these tools are able to unlock new growth from improved accuracy, higher employee engagement and reduced administrative burden. Our extensive portfolio of software integrations means that merchants are supported across hundreds of suites and myriad versions so that they never have to compromise on the right choice for their business.

Increasing complexity of payments

Consumers transact everywhere: mobile, online and in-store, all in real-time. According to McKinsey, global mobile commerce, including in-app payments and mobile browser payments, is expected to grow from approximately $1.5 trillion in 2017 to approximately $4.6 trillion in 2022, implying a CAGR of approximately 25%. We have seen that existing multi-vendor solutions often fail to keep up with consumer payment innovation, such as NFC, digital wallet, e-cash and other alternative payment networks. Connecting these systems through a single infrastructure reduces costs, simplifies complexity and eases maintenance. Our ability to offer a single payments integration that supports over 350 software suites transforms the complexity our merchants face into growth opportunities for us.

Card-present verticals increasingly capture unique business insights

Card-present commerce historically lagged online commerce in terms of data capturing capabilities and the derivation of unique, actionable insights. We believe brick-and-mortar merchants are increasingly turning to the power of analytical tools to extract valuable information about consumer spending behavior in order to compete with online commerce providers. Capturing critical transaction-level data requires a privileged position at the point-of-sale and a fully integrated solutions suite that can process and route data securely from a variety of omni-channel sources. The ability to understand the consumer, including their behavior and preferences, provides merchants with a significant competitive advantage in the market. Our Lighthouse 5 offering is fully integrated throughout the Shift4 Model and can process data from numerous omni-channel sources, providing meaningful consumer insights for our merchants to act on.

Trends Impacting ISVs

ISVs are integrating payments into their business models to remain competitive

The ISV market is highly fragmented and competitive. We believe ISVs must differentiate their value proposition and find new growth areas in order to remain relevant to their merchants and to attract more developers to their community. Many are doing so by adding payments capabilities to their software suites, recognizing the importance of the capability. Integrated payments enable ISVs to deliver a superior product experience. Our ability to provide a leading integrated payments platform accelerates ISVs strategy to enhance their differentiated value proposition.

ISVs struggle to integrate their software suites with the growing universe of third-party software applications

Merchants require a dynamic and real-time ecosystem of software solutions that must collaborate and communicate with each other. However, we believe ISVs are struggling to keep pace with the volume of new software solutions being created. Building integrations into these third-party solutions is costly and time-consuming. Even if these integrations are built, a significant number of merchants continue to use legacy software that lacks cloud connectivity infrastructure. Our offerings, such as Marketplace, provide turn-key integrations into a variety of complementary third-party software applications that our ISVs can use to enhance their own solutions.

Our Ecosystem

The figure below illustrates how our Shift4 Model fits in the payments value chain:

The typical payment value chain involves several constituents, including:

Processors – financial technology vendors that perform a range of functions to facilitate the acceptance of electronic payments, including processing, clearing and settlement.

Payment Types – firms that create rules and standards and provide network infrastructure, such as Visa and Mastercard. They connect, secure and transmit transactions between payment processors and issuers to facilitate payment authorization, clearing and settlement. New technology developments are resulting in alternative payment types, such as Apple Pay, Google Pay, Alipay and WeChat Pay.

Issuers – banks and other licensed vendors of financial services that provide a range of services to consumers, merchants and other financial institutions. These firms provide financial accounts, such as checking and savings accounts, issue bank cards such as credit, debit, and prepaid cards and offer revolving credit lines and loans.

Point-of-Sale Technology – providers of devices and software systems that enable businesses to perform a range of front and back-office functions. Basic POS technologies, such as card terminals, help read credit and debit card information to initiate payment transactions. More advanced systems, such as integrated POS, enable business owners to operate more sophisticated software applications to perform functions that help them manage their enterprise from a PC, tablet, or mobile device that is integrated with transaction processing functionality.

Software Providers – software developers who create a range of software solutions that merchants use to run their businesses at the point-of-sale, in their daily operations and in their back-office functions. These include:

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Business Management Software – enables a merchant to manage its daily front-of-house operations, including scheduling appointments or reservations, loyalty, transaction ordering, fulfillment, customer relationship management, or CRM, and inventory management; and

•	Enterprise Software – enables a merchant to manage its back-office functions, such as data reconciliation, financial reporting, accounting, payroll and supply chain management.

Traditional Model

Merchants have historically relied on multiple vendors to effectively service their customers. Further complicating this challenge, a variety of commerce-enabling tools have been created to address various business challenges that merchants face. However, these systems lack the ability to communicate and share data, forcing merchants to inefficiently manage disconnected systems.

The following steps illustrate a typical transaction under the traditional model:

1.	Patrons place orders for goods that are manually keyed into the POS terminal. The POS terminal would be provided by Vendor 1.

2.	The POS terminal is pre-loaded with POS software that captures card data from a variety of methods, including chip, magnetic strip, NFC or QR code. POS software is provided by Vendor 2.

3.	Patrons pay for the goods using a card, mobile-phone or other form factor. Payment devices that accept these card or digital forms of payment are provided by Vendor 3.

4.	Transaction details and SKU sales data are typically exported from POS and payment providers systems and manually imported into data and analytics software, provided by Vendor 4.

5.	Patron provides their email address to the merchant, who manually enters the information into their CRM system. CRM software is provided by Vendor 5.

6.	Transaction data is routed through a gateway. The gateway is provided by Vendor 6.

7.	The processor, Vendor 7, routes the transaction to the payment types, including the card networks.

8.	The payment types/card networks obtain authorization for the transaction from the issuers and forward the authorization to the processor.

9.

The processor sends the authorization through the gateway to the POS terminal, enabling the merchant to proceed with the transaction and providing the patron with a confirmation, receipt and the items purchased.

10.	The merchant receives a separate bill from the processor.

Our Shift4 Model

We provide a bundled solution that consolidates several vendors into an integrated, single vendor solution. In the transaction described above, we consolidate seven different vendors into a single integration to our payments platform. Our end-to-end payments offering provides a comprehensive solution suite that enables our merchants to, among other things, securely accept payments, operate powerful POS software and build loyalty campaigns with their customers.

Our payments platform provides interconnectivity across all software and payment devices. This deep level of integration enables our merchants to capitalize on rapidly changing consumer preferences and technological advancements to provide a seamless experience to their customers. For example, we enable merchants to capture consumer email addresses at the time of checkout from mobile POS devices, and we automatically route this data to Lighthouse 5, our data and analytics platform. Furthermore, our gateway enables merchants to maintain their existing commercial software and payment relationships through a single, cost-effective integration.

Sales and Distribution

Our partner-centric distribution approach and commitment to our software partners are the foundation of our go-to-market strategy. We have built an extensive distribution network of over 7,000 software partners including both ISVs and VARs.

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Independent software vendors – Our solutions are connected into over 350 integrations with market-leading software providers, including some of the largest and most recognizable technology companies in the world. By integrating our payments platform into their software suites, our ISVs are able to sell a comprehensive solution to the merchant at an attractive price point.

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Value added resellers – We partner with VARs to sell our solutions to merchants. Our VARs include third-party resellers and organizations that provide distribution support for ISVs. VARs act as trusted and localized service providers to our merchants by providing them with software and services. This partnership enables us to expand our reach and scalability by allowing a VAR to bundle our full payments and technology product suite with other value-added services provided by the VAR.

In addition, we employ a team of approximately 100 employees dedicated to providing account support to our ISVs and VARs. This team is also responsible for finding new ISV and VAR partners in order to expand our partner network.

We are selective in identifying and choosing our software partners, and we seek to align our business objectives with those that have strong networks, local expertise, high-quality merchant portfolios and a trusted brand name. Our network of software partners provides a consistent and extensive source of new merchant acquisition, with no software partner accounting for more than     % of our volume. In addition, we leverage our Shift4 Model to create strategic and economic alignment with our partners to incentivize them to continue working with us.

Our compelling value proposition enables our software partners to extend attractive pricing arrangements to our merchants. For merchants that subscribe to our end-to-end payments offering, our software partners can offer gateway and technology solutions as value-added features included in the price of our payments offering. We believe that enabling our software partners to provide a cost-effective and comprehensive bundle of solutions best supports their ability to sell our solutions and grow their businesses.

Our Solutions

Our solutions are designed to help our customers grow their businesses and include, but are not limited to:

Payments Platform

Solution	Description
Merchant Acquiring	Omni-channel card acceptance and processing solutions across multiple payment types, including credit, debit, contactless card, mobile wallets as well as alternative payment methods

Gateway	Seamlessly connects merchant’s software to the payment processor of their choice enabling a wide range of payment options including traditional and alternative payments methods and provides integrations to hundreds of software suites

Security

Security features including PCI-validated P2PE and EMV-compliance

P2PE encrypts consumer card data from the moment a card is inserted, swiped, manually keyed or tapped, as with mobile wallets, at a secure payment device

Tokenization

Replaces cardholder data, which has universal value, with a random alphanumeric value (a token) that is only valuable within specific parameters and in a particular environment. Tokens enable a merchant to maintain transaction records without the risk of compromising consumer card data

Traditional tokens preclude a merchant from identifying their consumers, which undermines the efficacy of business intelligence solutions. Our MetaTokens provide 16-digit numeric values that remain constant for a particular consumer’s card number. MetaTokens enable a merchant to identify their consumers across multiple transactions, numerous transaction types and different revenue centers within a merchant

Risk Management / Underwriting	Risk management teams and underwriting systems assess, plan, and implement strategies to minimize risk associated with chargebacks

Payment Device Management	Device provisioning encryption and ongoing maintenance and support

Chargeback Management	Chargeback system provides an efficient support structure in which we work directly with the merchant, payment card networks and card issuing brands to determine liability and resolve open dispute claims

Fraud Prevention	Our Fraud Sentry solution is an automated solution that monitors transaction activity to identify instances of employee fraud. Fraud Sentry will monitor purchase and refund activity on the POS and will notify the merchant in the event these amounts are not aligned

Gift Card	Flexible, feature-rich gift card solution for card-present and card-not-present environments

Technology Solutions

Solution	Description
Point-of-Sale

Point-of-sale solutions combining powerful software with secure payments that serves merchants of any size or complexity

Mobile POS solution, Skytab, combines state-of-the-art devices with simple, intuitive software

Business Intelligence (Lighthouse 5)

Cloud-based suite of business management tools includes customer engagement, social media management, online reputation management, scheduling and product pricing as well as extensive reporting and analytics

Lighthouse 5 is integrated throughout our Shift4 Model

Marketplace	Developer marketplace that provides complementary third-party applications that help our merchants integrate best-of-breed systems and devices

Partner-Centric Distribution

Solution	Description
Merchant Management	Tools to access, organize and manage merchants

Training and Education	Trainings by industry experts as well as interactive videos and other customized training material for new and existing products and services

Marketing Management	Wide breadth of marketing and social media resources

Incentives Tracking	Reconciliation and tracking tools for partner bonuses and revenue share commissions

Operations and Support Services

Our operations infrastructure is designed to deliver high-quality experiences to our customers and to drive efficiencies throughout the entire payment ecosystem. We leverage our over 30 years of operating history in the hospitality sector and our domain expertise to ensure our obligations to our customers are maintained and fulfilled effectively. Our operations and support services include:

Merchant Operations and Support

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Merchant underwriting – Our merchant underwriting team manages applications and risk evaluation of new merchants. Our merchant base operates in end markets with high card-present volume and low levels of fraud and chargeback losses. In addition, our underwriting strategy offers merchants with a low risk profile expedited activation which enhances their customer experience.

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Merchant onboarding and activation – Our merchant onboarding and activation team works closely with our partners to ensure a high-touch transition from sales to implementation and activation. Our streamlined activation and automated approval process enables fast and frictionless merchant onboarding, providing us and our partners with enhanced speed-to-market. Our partners are typically able to board even the largest and most complex merchants within 24 hours of submitting an application.

•	Merchant training – We provide a full curriculum of training materials to our merchants via a dedicated training department and content delivery platform.

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Merchant risk management – Our risk management operations are designed to monitor merchant accounts on an on-going basis. This includes dedicated security and regulatory support such as PCI compliance support, vulnerability scanning, system monitoring and breach assistance. Once a merchant is activated, our systems are configured to automatically monitor any activity that may require additional diligence, which in turn helps minimize losses associated with fraud and default.

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Merchant support – Our merchant support team responds to inquiries from merchants 7 days a week, 24 hours a day, 365 days a year. The team provides customer support for systems integrations and other technical solutions. In addition, we have a dedicated team of merchant account specialists that guide merchants through the payment acceptance process from onboarding to settlement and reporting. With strong emphasis on first-call resolution, we seek to provide exceptional payment expertise and support for our merchants. We train our customer support team to quickly identify and resolve each matter in an empathetic and professional manner which reduces repeat calls and improves our operational efficiency.

Software Partner Operations and Support

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Software integrations and compliance management – We have a team of engineers and technical support staff dedicated to support software integrations and ensure compliance with all card brand, security and regulatory requirements, including PCI and Payment Application Data Security Standard compliance support and system integration and configuration guidance.

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Partner support – We have dedicated support teams who work with our software providers to address any questions or issues that may pertain to the integration of our products and solutions into their software suites. We seek to deliver end-to-end issue resolution by bringing all appropriate disciplines together in an integrated manner in order to optimize partner support. In addition, we help resolve issues that may pertain to our partners’ entire portfolio of merchants or incidents pertaining to a single merchant.

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Partner services – Through our partner-facing customer relationship management system, our partners are able to track each step of the activation process of their new merchant accounts real-time. Through this system, our partners can track their merchant portfolio, including commissions, residual payments and even support calls/recordings, in an accurate and real-time manner. We have added substantial automation to these processes, which is essential to ensure optimal experience as well as financial efficiency.

Competition

We compete with a range of providers, each of whom may provide a component of our offering, but do not provide an integrated offering capable of solving complex business challenges for software partners and merchants. For certain services and solutions, including end-to-end payments, we compete with third-party payment processors (such as Chase Paymentech, Elavon, Fiserv, Global Payments and Worldpay) and integrated payment providers (such as Adyen, Lightspeed POS, Shopify and Square).

While competitive factors and their relative importance can vary based on size, industry and geographic reach of software partners and merchants, we believe we compete primarily on the basis of reputation, domain expertise, scale of distribution channels, breadth of offerings, simplicity and ease-of-use of solutions, pace of innovation, price, data security and customer service. We believe we compete favorably with respect to all of these factors.

For information on risks relating to increased competition in our industry, see “Risk Factors—Business risks— Substantial and increasingly intense competition worldwide in the financial services, payments and payment technology industries may adversely affect our overall business and operations,” “Risk Factors—Business risks— Potential changes in competitive landscape, including disintermediation from other participants in the payments chain, could harm our business,” and “Risk Factors—Business risks— Our ability to anticipate and respond to changing industry trends and the needs and preferences of our merchants and consumers may adversely affect our competitiveness or the demand for our products and services.”

Patents, Trademarks and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secrets and contractual rights to protect our proprietary software and our brands. We have registered or applied to register certain of our trademarks in the United States and several other countries. In addition, we have obtained or applied for patents in the United States and certain foreign countries on certain material aspects of our proprietary software applications. We also license intellectual property from third parties, including software that is incorporated in our bundled with our proprietary software applications. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties.

We hold approximately 19 issued United States utility patents, four issued Canadian patents, one issued Mexican patent and one issued European patent related to our proprietary payments technologies. As of January 8, 2020, we also held three pending United States utility patent applications related to our payment technologies. If the United States and foreign patents currently issued to us are maintained until the end of their terms, they will expire between the year 2026 and the year 2032. The expiration of these patents is not reasonably likely to have a material adverse effect on our business, financial condition or results of operations. In addition, we own a portfolio of trademarks in multiple jurisdictions around the world and are in the process of registering for our primary mark, Shift4 Payments.

Government Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. Certain of our services also are subject to rules promulgated by various card networks and other authorities, as more fully described below. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.

The Dodd-Frank Act

In July 2010, the Dodd-Frank Act was signed into law in the United States. The Dodd-Frank Act has resulted in significant structural and other changes to the regulation of the financial services industry. Among other things, Title X of the Dodd-Frank Act established the CFPB to regulate consumer financial products and services (including some offered by our partners). The CFPB may also have authority over us as a provider of services to regulated financial institutions in connection with consumer financial products.

Separately, the Dodd-Frank Act directed the Federal Reserve to regulate debit interchange transaction fees that a card issuer or payment network receives or charges for an electronic debit transaction. Pursuant to the Dodd-Frank Act, debit interchange transaction fees must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing, and settling the transaction. Pursuant to the regulations promulgated by the Federal Reserve implementing this “reasonable and proportional” requirement, debit interchange rates for card issuers operating in the United States with assets of $10 billion or more are capped at the sum of $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the issuer’s fraud losses plus, for qualifying issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. In addition, the regulations contain non-exclusivity provisions that ban debit card networks from prohibiting an issuer from contracting with any other card network that may process an electronic debit transaction involving an issuer’s debit cards and prohibit card issuers and card networks from inhibiting the ability of merchants to direct the routing of debit card transactions over any network that can process the transaction.

Further, the ability of payment networks to impose certain restrictions are limited because the Dodd-Frank Act allows merchants to set minimum dollar amounts (not to exceed $10) for the acceptance of a credit card (while federal governmental entities and institutions of higher education may set maximum amounts for the acceptance of credit cards). Depending on the card network rules, merchants are now also allowed to provide discounts or other incentives to entice consumers to pay with an alternative payment method, such as cash, checks, or debit cards. However, merchants cannot impose any additional charges for the use of credit cards.

Association and network rules

We are subject to the rules of Mastercard, Visa, INTERAC and other payment networks. In order to provide our services, we must be registered either indirectly or directly as service providers with the payment networks that we utilize. Because we are not a “member bank” as defined in certain of the payment networks’ rules, we are not eligible for primary membership in certain payment networks and are therefore unable to directly access them. Instead, those payment networks require us to be sponsored by a member bank as a service provider, which we have accomplished through a sponsorship agreement with our sponsor bank. We are registered with Visa, Mastercard and other networks as service providers for member institutions. As such, we are subject to applicable card association and payment network rules, which impose various requirements and could subject us to a variety of fines or penalties that may be levied by such associations and/or networks for certain acts or omissions. Our failure to comply with the networks’ requirements, or to pay the fees or fines they may impose, could result in the suspension or termination of our sponsorship by our sponsor bank or our registration with the relevant payment network(s), and therefore require us to limit or cease providing the relevant payment processing services.

Card associations and payment networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of cardholder data and environments. We are also subject to network operating rules promulgated by the National Automated Clearing House Association relating to payment transactions processed by us using the Automated Clearing House Network and to various state federal and foreign laws regarding such operations, including laws pertaining to electronic benefits transactions.

Privacy and information security regulations

We provide services that may be subject to various state, federal, and foreign privacy laws and regulations, including, among others, the Financial Services Modernization Act of 1999, which we refer to as the Gramm-Leach-Bliley Act, the GDPR, and the Personal Information Protection and Electronic Documents Act in Canada. These laws and their implementing regulations restrict certain collection, processing, storage, use, and disclosure of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information. These laws also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Certain federal, state and foreign laws and regulations impose similar privacy obligations and, in certain circumstances, obligations to notify affected individuals, state officers or other governmental authorities, the media, and consumer reporting agencies, as well as businesses and governmental agencies, of security breaches affecting personal information. In addition, there are state and foreign laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers.

As a processor of personal data of EU data subjects, we are also subject to regulation and oversight in the applicable EU Member States with regard to data protection legislation. In May 2018, the GDPR, a new European wide Regulation on data privacy came into force. The GDPR contains additional obligations on data controllers and data processors that have an establishment in the EU or are offering goods or services to, or monitoring the behavior of, consumers within the EU. The GDPR includes significant enhancements with regard to the rights of data subjects (which include the right to be forgotten and the right of data portability), stricter regulation on obtaining consent to processing of personal data and sensitive personal data, stricter obligations with regard to the information to be included in privacy notices and significant enhanced requirements with regard to compliance, including a regime of “accountability” for processors and controllers and a requirement to embed compliance with GDPR into the fabric of an organization by developing appropriate policies and practices, to achieve a standard of data protection by “design and default.” The GDPR includes enhanced data security obligations, requiring data processors and controllers to take appropriate technical and organizational measures to protect the data they process and their systems. Organizations that process significant amounts of data may be required to appoint a Data Protection Officer responsible for reporting to highest level of management within the business. There are greatly enhanced sanctions under GDPR for failing to comply with the core principles of the GDPR or failing to secure data.

Unfair trade practice regulations

We, our partners and certain of our merchants are subject to various federal, state, and international laws prohibiting unfair or deceptive trade practices, such as Section 5 of the Federal Trade Commission Act and the prohibition against unfair, deceptive, or abusive acts or practices, or UDAAPs, under the Dodd-Frank Act. Various regulatory agencies, including the Federal Trade Commission, the CFPB, and state attorneys general, have authority to take action against parties that engage in unfair or deceptive trade practices or violate other laws, rules, and regulations, and to the extent we are processing payments for a client that may be in violation of laws, rules, and regulations, we may be subject to enforcement actions and incur losses and liabilities that may impact our business. For example, all persons offering or providing financial services or products to consumers, directly or indirectly, can be subject to the prohibition against UDAAPs. The CFPB has enforcement authority to prevent an entity that offers or provides consumer financial services or products or a service provider from committing or engaging in UDAAPs, including the ability to engage in joint investigations with other agencies, issue subpoenas and civil investigative demands, conduct hearings and adjudication proceedings, commence a civil action, grant relief (e.g., limit activities or functions; rescission of contracts), and refer matters for criminal proceedings.

Anti-money laundering, anti-bribery, sanctions, and counter-terrorist regulations

We are contractually required to comply with the anti-money laundering laws and regulations in certain countries. In the United States, we comply with certain provisions of the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and its implementing regulations, or collectively the BSA, which are enforced by the Financial Crimes Enforcement Network, or FinCEN, a bureau of the U.S. Department of the Treasury. We are also subject to anti-corruption laws and regulations, including the FCPA and other laws, that prohibit the making or offering of improper payments to foreign government officials and political figures and includes anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. The FCPA has a broad reach and requires maintenance of appropriate records and adequate internal controls to prevent and detect possible FCPA violations. Many other jurisdictions where we conduct business also have similar anticorruption laws and regulations. We have policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations.

We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury’s Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Other group entities may be subject to additional local sanctions requirements in other relevant jurisdictions.

Similar anti-money laundering and counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified in lists maintained by the country equivalents to OFAC lists in several other countries and require specific data retention obligations to be observed by intermediaries in the payment process. Our businesses in those jurisdictions are subject to those data retention obligations.

Employees

As of December 31, 2019, we employed 1,292 full-time employees. We also employed 17 part-time employees. We employed 1,170 people in the United States, 115 in Lithuania and 24 people in Canada. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Facilities

We are headquartered in Allentown, Pennsylvania. Our other principal operations are located in Las Vegas, Nevada. The table below sets forth certain information regarding these properties, all of which are leased.

Property	Location	Approximate Square Footage	Lease Expiration Date
Corporate Headquarters	Allentown, Pennsylvania	45,840	August 31, 2025
Las Vegas Office	Las Vegas, Nevada	60,200	December 31, 2027

For leases that are scheduled to expire during the next 12 months, we may negotiate new lease agreements, renew existing lease agreements or use alternate facilities. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure similar property without an adverse impact on our operations.

Legal Proceedings

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these existing claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and members of our board of directors (ages as of March 1, 2020):

Name	Age	Position(s)
Jared Isaacman	37	Founder, Chief Executive Officer and Director
Bradley Herring	49	Chief Financial Officer
Jordan Frankel	37	Secretary, General Counsel and Executive Vice President, Legal, Human Resources and Compliance
Taylor Lauber	36	Chief Strategy Officer
Donald Isaacman	73	Director
Christopher Cruz	35	Director
Nancy Disman	49	Director Nominee*
Andrew Frey	44	Director Nominee*
Jonathan Halkyard	55	Director Nominee*

*	To be elected to the board upon or before the consummation of this offering.

Executive Officers, Directors and Director Nominees

Jared Isaacman has served as Shift4 Payments, Inc.’s Chief Executive Officer and a member of the board of directors since its formation, and is the Founder of Shift4 Payments, LLC, as well as serving as the Chief Executive Officer and Chairman of Shift4 Payments, LLC’s board of managers since its founding in 1999. Mr. J. Isaacman is also the founder and a current member of the board of directors of Draken International, a provider of contract air services. From 2006 to 2008, Mr. J. Isaacman was named as a finalist for the Ernst & Young “Entrepreneur of the Year” award, was the youngest person to ever be named to the list of “Industry Leaders” by The Green Sheet, a leading publication in the credit card industry and has been recognized as one of “America’s Best Entrepreneurs” by BusinessWeek magazine and “30 Entrepreneurs Under 30” by Inc. Magazine. He holds a Bachelor’s degree from Embry-Riddle Aeronautical University. We believe Mr. J. Isaacman is qualified to serve on our board of directors due to his extensive experience in executive leadership positions in the payment processing industry and his knowledge of our business in particular, gained through his services as our Founder and Chief Executive Officer.

Bradley Herring has served as Shift4 Payments, Inc.’s Chief Financial Officer since its formation and as Chief Financial Officer of Shift4 Payments, LLC since October 2019. Prior to joining Shift4, from 2016 to 2019, Mr. Herring served as Chief Financial Officer of Elavon, Inc., a processor of credit card transactions. Mr. Herring also served as Chief Financial Officer of the digital banking group of Fiserv, a provider of online banking and online payment services, from 2012 to 2015. He was also the Vice President of Global Operations for Equifax for five years, from 2008 to 2013. Mr. Herring has passed the Series 7 General Securities Representative Exam, administered by the Financial Industry Regulatory Authority, Inc. He holds a Bachelor of Arts degree in Management and Economics and a Masters of Business Administration from Georgia Institute of Technology Scheller College of Business.

Jordan Frankel has served as Shift4 Payments, Inc.’s Secretary, General Counsel and Executive Vice President, Legal, Human Resources and Compliance since its formation, and as General Counsel and Executive Vice President, Legal, Human Resources and Compliance and a member of the board of managers of Shift4 Payments, LLC since 2014. From 2011 to 2019, Mr. Frankel also served as a member of the board of directors of Draken International, a provider of contract air services. He holds a Bachelor of Finance and Marketing from the Syracuse University Martin J Whitman School of Management and a Juris Doctor and Masters in Business Administration from the Quinnipiac University School of Law and Quinnipiac University Lender School of Business, respectively.

Taylor Lauber has served as Shift4 Payments, Inc.’s Chief Strategy Officer since its formation and as Senior Vice President, Strategic Projects of Shift4 Payments, LLC since 2018. Prior to joining Shift4, from 2010 to 2018, he served as a Principal at The Blackstone Group, L.P. Mr. Lauber also spent from 2005 to 2010 at Merrill Lynch as a Financial Advisor, where he advised numerous Fortune 500 companies and their executives on capital markets transactions. Mr. Lauber has passed the Series 7 General Securities Representative Exam, Series 66 Uniform Combined State Law Exam and Series 27 Financial and Operations Principal Exam, all administered by the Financial Industry Regulatory Authority, Inc. He holds a Bachelor of Economics and Finance from Bentley College.

Donald Isaacman has served as a member of the board of directors of Shift4 Payments, Inc. since its formation, and has served as the President and a member of the board of managers of Shift4 Payments, LLC since its founding in 1999. From February 1971 to September 2000, Mr. D. Isaacman also served as the Vice President of Supreme Security Systems, Inc., a home alarm and business security system company. He holds a Bachelor of Science in Marketing and Sales from Monmouth University. We believe Mr. D. Isaacman is qualified to serve on our board of directors due to his senior management experience and his knowledge of our business in particular, gained through his services as our President.

Christopher Cruz has served as a member of the board of directors of Shift4 Payments, Inc. since its formation, and as a member of the board of managers of Shift4 Payments, LLC since May 2016. Mr. Cruz is a Managing Director at Searchlight, which he joined in 2011. From 2008 to 2010, Mr. Cruz served on the investment team at Oaktree Capital Management, a global alternative investment management firm. Prior to that, Mr. Cruz was in the leveraged finance and restructuring group at UBS Investment Bank, from 2006 to 2008. Mr. Cruz has also served as a member of the board of directors of M&M Food Market, a frozen food retail chain, since 2014. He holds a Bachelor of Arts in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario. We believe Mr. Cruz is qualified to serve on our board of directors due to his extensive experience in finance and capital markets and his knowledge of our business in particular, gained through his services as a member of our board of managers.

Andrew Frey has been nominated to serve on our board of directors, and has served as a member of the board of managers of Shift4 Payments, LLC since May 2016. Mr. Frey is a Partner at Searchlight, which he joined in 2011. Prior to joining Searchlight, Mr. Frey served as Managing Principal at Quadrangle Group, a private investment firm focused on media, communications, technology and information services sectors. Mr. Frey has also served as a member of the board of directors of Hemisphere Media Group, a publicly-traded language media company, since October 2016, and Mitel Networks Corp, a telecommunications company, since April 2018. He holds a Bachelor of Science in Finance and a Bachelor of Applied Science in Systems Engineering from the University of Pennsylvania. We believe Mr. Frey is qualified to serve on our board of directors due to his public company board experience and his knowledge of finance and our business in particular, gained through his services as a member of our board of managers.

Nancy Disman has been nominated to serve on our board of directors. Ms. Disman is the Chief Financial Officer and Chief Administrative Officer of Intrado Corporation, a provider of cloud-based technology, which she joined in December 2017. From 2016 to 2017, Ms. Disman served as the Chief Financial Officer and Chief Administrative Officer of the Merchant Acquiring Segment of Total System Services, Inc., a global provider of payment solutions. Ms. Disman has also served as a member of the board of directors of Intrado Foundation since June 2019 and various subsidiaries of Intrado Corporation since December 2017. She holds a Bachelor of Science in Business Administration and Accounting from the State University of New York at Albany and is a Certified Public Accountant in the State of New York. We believe Ms. Disman is qualified to serve on our board of directors due to her experience in leading companies in the payments industry and her knowledge in finance and accounting.

Jonathan Halkyard has been nominated to serve on our board of directors. From 2013 to 2019, Mr. Halkyard held various senior management positions at Extended Stay America, Inc., an integrated hotel owner and operator, including Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Mr. Halkyard has also served as a member of the board of directors of Dave & Buster’s Entertainment, Inc. since September 2011, including as the chair of its nominating and governance committee and member of its finance committee since June 2016, and as a member of its audit committee since September 2013. He holds a Bachelor of Arts in Economics from Colgate University and a Masters in Business Administration from Harvard Business School. We believe Mr. Halkyard is qualified to serve on our board of directors due to his experience in leading companies in the finance and hospitality industries and his knowledge of the board and corporate governance practices of other organizations.

Family Relationships

Mr. D. Isaacman, one of our directors, is the father of Mr. J. Isaacman, our Founder, Chief Executive Officer and a member of our board of directors. Other than discussed above, there are no family relationships between or among any of our directors, executive officers or person nominated or chosen to become a director or executive officer.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our board of directors, which will consist of                members upon consummation of this offering. Our amended and restated certificate of incorporation will provide that the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors (provided that such number shall not be less than the aggregate number of directors that the parties to the Stockholders Agreement are entitled to designate from time to time). Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Prior to the consummation of this offering, we will enter into the Stockholders Agreement with Searchlight and our Founder, pursuant to which each party thereto will agree to vote, or cause to be voted, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of                . Immediately following the consummation of this offering, Searchlight will own                  shares of Class B common stock of Shift4 Payments, Inc., which represents approximately     % of the combined voting power of all of Shift4 Payments, Inc.’s common stock. Our Founder will own                  shares of Class B common stock of Shift4 Payments, Inc., which represents approximately     % of the combined voting power of all of Shift4 Payment, Inc.’s common stock. For a description of the terms of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in ;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in ; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in .

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Director Independence

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that                 ,                  and                  are each an “independent director,” as defined under the NYSE rules.

Controlled Company Exception

After the consummation of this offering,                will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE rules and intend to elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. We intend to rely on the foregoing exemptions provided to controlled companies under the NYSE rules. Therefore, immediately following the consummation of this offering, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks related to the offering and ownership of our Class A common stock—We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•

establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters, and for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.

Upon the consummation of this offering, our audit committee will consist of                 ,                  and                 , with                serving as chair. Rule 10A-3 of the Exchange Act and the NYSE rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that                 ,                  and                 each meet the definition of “independent director” under the NYSE rules and the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the NYSE rules. In addition, our board of directors has determined that                will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.shift4.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•

identifying individuals qualified to become members of our board of directors, consistent with criteria set forth in our corporate governance guidelines and in accordance with the terms of the Stockholders Agreement;

•	annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of                 ,                  and                 with                serving as chair. We intend to avail ourselves of the “controlled company” exception under the NYSE rules, which exempts us from the requirement that we have a nominating and corporate governance composed entirely of independent directors. Jared Isaacman,                  and                 do not qualify as “independent directors” under the NYSE rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.shift4.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

•	making recommendations to the board of directors regarding director compensation; and

•	reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of                 ,                  and                 with                serving as chair. We intend to avail ourselves of the “controlled company” exception under the NYSE rules, which exempts us from the requirement that we have a nominating and corporate governance composed entirely of independent directors. Jared Isaacman,                  and                 do not qualify as “independent directors” under the NYSE rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.shift4.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight

Our audit committee will be responsible for overseeing our risk management process. Our audit committee will focus on our general risk management policies and strategy, the most significant risks facing us, and oversee the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk Considerations in our Compensation Program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics and Code of Conduct

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.shift4.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE rules concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Director Compensation

None of our directors for our fiscal year ended December 31, 2019 or any prior fiscal years have received any compensation for their services.

At the time of the filing of the registration statement of which this prospectus forms a part, we are in the process of determining the philosophy and design of our director compensation plans and programs going forward. We will include the relevant disclosure relating to the go-forward compensation of our directors in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this transaction.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2019, our “named executive officers” and their positions were as follows:

•	Jared Isaacman, Chief Executive Officer;

•	Steven Sommers, Chief Application Architect; and

•	Kevin Cronic, Chief System Architect.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the initial public offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)		All Other Compensation ($)		Total ($)
Jared Isaacman Chief Executive Officer	2019	500,000	—		241,215	(2)	741,215
Steven Sommers Chief Application Architect	2019	450,000	13,192	(1)	14,000	(3)	477,192
Kevin Cronic Chief System Architect	2019	450,000	13,192	(1)	14,000	(4)	477,192

(1)	Amounts reflect annual discretionary bonuses in an aggregate amount equal to the amount set forth above.
(2)

Amounts reflect the following payments made by the Company with respect to Mr. J. Isaacman: (a) supplemental life insurance premium payments in an aggregate amount equal to $207,447, (b) automobile lease payments in an aggregate amount of $27,162 and (c) automobile insurance premium payments in an aggregate amount of $6,605.

(3)	Amount reflects a contribution of $14,000 by the Company to the 401(k) Plan.
(4)	Amount reflects a contribution of $14,000 by the Company to the 401(k) Plan.

Elements of the Company’s Executive Compensation Program

For the year ended December 31, 2019, the compensation for each named executive officer generally consisted of a base salary, annual cash bonus (other than for Mr. J. Isaacman), standard employee benefits and a retirement plan, as well as Company contributions to the retirement plan (other than for Mr. J. Isaacman). These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success. Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

2019 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Each named executive officer’s initial base salary was provided in his employment agreement. The actual base salaries paid to each names executive officer for 2019 are set forth above in the Summary Compensation Table in the column entitled “Salary.”

2019 Bonuses

The actual annual cash bonuses awarded to each named executive officer, other than for Mr. J. Isaacman who is not entitled to a cash bonus, for 2019 performance are set forth above in the Summary Compensation Table in the column entitled “Bonus” and described below under “—Employment Agreements.”

Interest Alignment Incentive Bonus

Mr. Sommers and Mr. Cronic are both eligible to receive an interest alignment incentive bonus in the amount of $1,280,000, payable on November 30, 2020, subject to continued employment with the Company. We expect to amend such interest alignment bonuses to change in control bonuses prior to this offering. The material terms of such amendments will be summarized in a subsequent filing.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan, or the 401(k) Plan, for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) Plan. Currently, we match contributions made by participants in the 401(k) Plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) Plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

In addition, the Company pays automobile leasing payments, and automobile insurance and supplemental life insurance premiums, for the benefit of Mr. J. Isaacman, as set forth in the Summary Compensation Table, above.

We believe the perquisites and other benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by the Company.

Executive Compensation Arrangements

Employment Agreements

Jared Isaacman

On March 28, 2014, the Company entered into an employment agreement with Mr. J. Isaacman, or the Isaacman Employment Agreement. The Isaacman Employment Agreement was subsequently amended on April 12, 2016, providing for his employment as Chief Executive Officer of the Company. The current term of the Isaacman Employment Agreement is five years from May 31, 2016, with subsequent automatic one-year renewal periods, unless Mr. J. Isaacman provides the Company with written notice of his intent not to renew the Isaacman Employment Agreement.

In 2019, Mr. J. Isaacman’s salary was $500,000. Mr. J. Isaacman is not entitled to any annual cash bonus. The Isaacman Employment Agreement also provides that Mr. J. Isaacman is eligible to participate in all employee benefit programs made available to active employees and for the Company to pay or reimburse certain business expenses, including automobile leases, automobile insurance and premiums for life insurance.

Pursuant to the Isaacman Employment Agreement, upon termination of Mr. J. Isaacman’s employment by the Company with or without Cause (as defined in the Isaacman Employment Agreement) or by Mr. J. Isaacman for any reason, the Company will have no liability to Mr. J. Isaacman except to pay Mr. J. Isaacman any unpaid base salary due and accrued vacation pay up to the date of his termination.

The Isaacman Employment Agreement includes confidentiality and assignment of intellectual property provisions, and certain restrictive covenants, including two-year post-employment non-competition and non-solicitation of employees and customer provisions.

In connection with this offering, we expect to enter into a new employment agreement with Mr. J. Isaacman, providing for his continued employment as our Chief Executive Officer. The material terms of such agreement will be summarized in a subsequent filing.

Steven Sommers and Kevin Cronic

Mr. Sommers currently serves as the Chief Application Architect. Mr. Cronic currently serves as the Chief Systems Architect. Pursuant to the most recent amendment to their employment agreements, the current term of employment ends on November 30, 2022 with the option to renew for an additional two years.

In 2019, Messrs. Sommers’ and Cronic’s annual base salaries were $450,000. Mr. Cronic’s annual base salary may not be decreased without his consent. Messrs. Sommers and Cronic are entitled to an annual increases of up to 10% of their annual base salaries, as determined by the Company’s compensation committee. In 2019, Messrs. Sommers and Cronic also received discretionary annual cash bonuses in the amount of $13,192.

Messrs. Sommers and Cronic are eligible to participate in employee benefit programs, including the Company’s 401(k) Plan, and entitled to reimbursement of reasonable and necessary business expenses.

The Sommers Employment Agreement and Cronic Employment Agreement provide that Messrs. Sommers and Cronic, respectively, are also entitled to a transaction bonus, in the amount of $1,280,000, or the Sommers Transaction Bonus or Cronic Transaction Bonus, respectively, and collectively, the Transaction Bonuses. The Transaction Bonuses are payable on the earliest of the following: (i) the date of a change of control of the Company, (ii) the date of an initial public offering, (iii) the expiration of Messrs. Sommers’ or Cronic’s term of employment and (iv) the date of death, disability or termination without Cause or, only for Mr. Sommers, upon his resignation upon a Company Default. The payment of the Transaction Bonuses are subject to Messrs.

Sommers’ and Cronic’s continuous employment with the Company through the applicable payment date (other than for events in clause (iv) above). The Transaction Bonuses are subject to upwards or downwards adjustment based on the difference between the value of the Company at the time of the applicable payment date and the Company’s current value. The percentage upwards or downwards adjustment in the Transaction Bonuses will match the percentage increase or decrease in value of the Company. If the Transaction Bonuses become payable upon the occurrence of an initial public offering, the Company has the right to elect, in its sole discretion, to pay any amount of the Transaction Bonuses that exceeds $1,280,000, due to upwards adjustment, with shares of Class A common stock.

In the event of Messrs. Sommers’ or Cronic’s termination of employment due to death or disability, Messrs. Sommers and Cronic are entitled to receive, in addition to any accrued amounts, their annual base salary for a period of 6 months and the Sommers or Cronic Transaction Bonus, as applicable, pro-rated for the number of full months worked by Messrs. Sommers or Cronic over the current five-year term, which commenced on November 30, 2017.

Pursuant to the Sommers Employment Agreement, upon termination of Mr. Sommers’ employment by the Company without Cause or a resignation by Mr. Sommers upon a Company Default on or before November 30, 2022, Mr. Sommers is entitled to receive, in addition to any accrued amounts, (i) his annual base salary through the end of the employment term and (ii) the Sommers Transaction Bonus. A Company Default is defined in the Sommers Employment Agreement as the Company’s breach of the Sommers Employment Agreement in any material respect and the Company fails to cure or remedy such breach within 30 days after written notice of such breach and request to cure or remedy from Mr. Sommers.

Pursuant to the Cronic Employment Agreement, upon termination of Mr. Cronic’s employment by the Company without Cause on or before November 30, 2022, Mr. Cronic is entitled to receive, in addition to any accrued amounts (a) his annual base salary at 50% of the rate in effect on the date of termination through the end of the employment term and (b) the Cronic Transaction Bonus. Upon Mr. Cronic’s voluntary resignation for any reason from November 30, 2018 through May 30, 2021, Mr. Cronic is entitled to receive, in addition to any accrued amounts, his annual base salary for a period of 6 months.

The Sommers Employment Agreement and Cronic Employment Agreement include confidentiality and assignment of intellectual property provisions, and certain restrictive covenants, including three-year post-employment non-competition and non-solicitation of employees and customer and perpetual mutual non-disparagement provisions.

2020 Incentive Award Plan

In connection with the offering, we plan to adopt the 2020 Plan under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and directors of our parents and subsidiaries are eligible to receive awards under the 2020 Plan. The 2020 Plan is administered by our board of directors with respect to awards to non-employee directors and by the compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The maximum number of shares of our common stock available for issuance under the 2020 Plan is equal to the sum of (i)                  shares of our common stock, (ii) an annual increase on the first day of each year beginning in 2021 and ending in and including 2030, equal to the lesser of (A)                 of the outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (B) such lesser amount as determined by our board of directors; provided, however, no more than                  shares may be issued upon the exercise of incentive stock options, or ISOs. The share reserve formula under the 2020 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2020 Plan.

Awards granted under the 2020 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares authorized for grant under the 2020 Plan. The maximum grant date fair value of awards granted to any non-employee director pursuant to the 2020 Plan during any calendar year is $500,000.

Awards

The 2020 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, other incentive awards, SARs, and cash awards. While the 2020 Plan is designed to provide broad flexibility with regard to future efforts to recruit talent and align and reward employees, we currently intend to use restricted stock units as the exclusive means of shareholder alignment in fiscal year 2020. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years.

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

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Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions

The plan administrator has broad discretion to take action under the 2020 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards. In the event of a “change in control” of the company (as defined in the 2020 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the earlier of (i) the date on which our board of directors adopts the 2020 Plan and (ii) the date on which our stockholders approve the Plan.

New Equity Awards

In connection with the offering, we intend to grant approximately $              of restricted stock units under the 2020 Plan to certain of our employees, including the named executive officers. In particular, it is anticipated that our named executive officers will, in the aggregate, receive new equity awards with a total grant date value of approximately $             . With respect to the awards to our named executive officers, such awards will vest over a three year period, in annual equal installments.

While our plan is designed to provide broad flexibility with regard to future efforts to recruit talent and align and reward employees, we currently intend to use restricted stock units as the exclusive means of shareholder alignment in fiscal year 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Related Party Agreements in Effect Prior to this Offering

We have access to aircrafts on a month-to-month basis from our Founder. We incurred expenses for this service in the amount of $0.4 million during each of the years ended December 31, 2018 and 2019.

Searchlight and Rook Holdings, Inc. provide us with consulting and managing services on an ongoing basis, for which we accrued a total of $2.0 million during each of the years ended December 31, 2018 and 2019.

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase             LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Shift4 Payments, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.

Tax Receivable Agreement

As described in “Our Organizational Structure,” we intend to use the net proceeds from this offering to purchase LLC Interests directly from Shift4 Payments, LLC and certain of the Continuing Equity Owners. We expect to obtain an increase in our share of the tax basis of the assets of Shift4 Payments, LLC in connection with the purchase of LLC Interests directly from certain of the Continuing Equity Owners. We further expect to acquire certain favorable tax attributes from the Blocker Companies, or the Blocker Attributes, in connection with the Transactions. In addition, we may obtain an increase in our share of the tax basis of the assets of Shift4 Payments, LLC in the future, when (as described below under “—Shift4 LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right”) a Continuing Equity Owner receives Class A common stock or cash, as applicable, from us in connection with an exercise of such Continuing Equity Owner’s right to have LLC Interests held by such Continuing Equity Owner redeemed by Shift4 Payments, LLC or, at our election, exchanged (which we intend to treat as our direct purchase of LLC Interests from such Continuing Equity Owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by a Continuing Equity Owner to Shift4 Payments, LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly) (such basis increases, together with the basis increases in connection with the purchase of LLC Interests directly from certain of the Continuing Equity Owners in the Transactions, the “Basis Adjustments”). Any Basis Adjustment may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the transactions described above, we will enter into a Tax Receivable Agreement with Shift4 Payments, LLC, each of the Continuing Equity Owners and the Blocker Shareholders that will provide for the payment by Shift4 Payments, Inc. to the Continuing Equity Owners and the Blocker Shareholders of 85% of the amount of certain tax benefits, if any, that Shift4 Payments, Inc. actually realizes, or in some circumstances is deemed to realize in its tax reporting, as a result of the transactions described above, including the Blocker Attributes, Basis Adjustments and certain other tax benefits attributable to payments made under the Tax Receivable Agreement. Shift4 Payments, LLC intends to have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange (including deemed exchange, and including for this purpose the purchase of LLC Interests directly from certain Continuing Equity Owners described above) of LLC Interests for Class A common stock or cash occurs. These tax benefit payments are not conditioned upon one or more of the Continuing Equity Owners maintaining a continued ownership interest in Shift4 Payments, LLC. If a Continuing Equity Owner transfers LLC Interests but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Interests. In general, the Continuing Equity Owners’ and Blocker Shareholders’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees, without our prior written consent (which should not be unreasonably withheld, conditioned or delayed) and such person’s becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner’s or Blocker Shareholders’ interest therein.

The actual Basis Adjustments, as well as any amounts paid to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will vary depending on a number of factors, including:

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the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Shift4 Payments, LLC at the time of each redemption or exchange;

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the price of shares of our Class A common stock at the time of the purchases from the Continuing Equity Owners in connection with this offering and any applicable redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;

•	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

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the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Shift4 Payments, Inc. does not have sufficient taxable income to realize any of the applicable tax benefits, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment and treating any outstanding LLC Interests held by Continuing Equity Owners as having been exchanged for Class A common stock for purposes of determining such early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Blocker Attributes or Basis Adjustments, had the Tax Receivable Agreement not been entered into and had there been no tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing Equity

Owners and the Blocker Shareholders an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions).

The payment obligations under the Tax Receivable Agreement are obligations of Shift4 Payments, Inc. and not of Shift4 Payments, LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Continuing Equity Owners and the Blocker Shareholders could be substantial. Any payments made by us to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Shift4 Payments, LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or available borrowings under our Credit Facilities or any future debt agreements. See “Unaudited Pro Forma Condensed Consolidated Financial Information.” Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming Continuing Equity Owner or a Blocker Shareholder under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, Continuing Equity Owners would be deemed to exchange any remaining outstanding LLC Interests for Class A common stock and would generally be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges.

We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of Shift4 Payments, Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the NYSE rules).

As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. Our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners and the Blocker Shareholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner or a Blocker Shareholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement to such Continuing Equity Owner or such Blocker Shareholder, as applicable. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. If we determine that a tax reserve or contingent liability must be established by us for generally accepted accounting principles in respect of an issue that would affect payments under the Tax Receivable Agreement, we may withhold payments to the Continuing Equity Owners and/or the Blocker Shareholders, as applicable, under the Tax Receivable Agreement and place them in an interest-bearing escrow account until the reserve or contingent liability is resolved.

If we receive a formal notice or assessment from a taxing authority with respect to any cash savings covered by the Tax Receivable Agreement, we will place certain subsequent tax benefit payments that would otherwise be made to the Continuing Equity Owners and/or the Blocker Shareholders, as applicable, into an interest-bearing escrow account until there is a final determination. We will have full responsibility for, and sole discretion over, all Shift4 Payments, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by Searchlight and the Founder.

Under the Tax Receivable Agreement, we are required to provide Searchlight and the Founder with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 180 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the Continuing Equity Owners and the Blocker Shareholders within five business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points (or if LIBOR ceases to be published, a replacement rate with similar characteristics), or the Agreed Rate, from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to the Agreed Rate plus 500 basis points, until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Shift4 LLC Agreement

Agreement in Effect Before Consummation of this Offering

Shift4 Payments, LLC and the Original Equity Owners are parties to the Fifth Amended and Restated Operating Agreement of Shift4 Payments, LLC (f/k/a Lighthouse Network, LLC), dated as of October 6, 2017, which governs the business operations of Shift4 Payments, LLC and defines the relative rights and privileges associated with the existing units of Shift4 Payments, LLC. We refer to this agreement as the Existing LLC Agreement. Under the Existing LLC Agreement, the board of directors of Shift4 Payments, LLC has the sole and exclusive right and authority to manage and control the business and affairs of Shift4 Payments, LLC, and the day-to-day business operations of Shift4 Payments, LLC are overseen and implemented by officers of Shift4 Payments, LLC. Each Original Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new Shift4 Payment, LLC operating agreement to be adopted in connection with this offering, as described below, at which time the Continuing Equity Owners will continue as members that hold LLC Interests with the respective rights thereunder.

Agreement in Effect Upon Consummation of this Offering

In connection with the consummation of this offering, we and the Continuing Equity Owners will enter into Shift4 Payments, LLC’s Amended and Restated Limited Liability Company Agreement, which we refer to as the Shift4 LLC Agreement.

Appointment as Manager. Under the Shift4 LLC Agreement, we will become a member and the sole manager of Shift4, LLC. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Shift4 Payments, LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Shift4 Payments, LLC and the day-to-day management of Shift4 Payments, LLC’s business. Pursuant to the terms of the Shift4 LLC Agreement, we cannot, under any circumstances, be removed or replaced as the sole manager of Shift4 Payments, LLC except by our resignation, which may be given at any time by written notice to the members.

Compensation, Fees and Expenses. We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by Shift4 Payments, LLC for reasonable fees and expenses incurred on behalf of Shift4 Payments, LLC, including all expenses associated with this offering, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.

Distributions. The Shift4 LLC Agreement will require “tax distributions” to be made by Shift4 Payments, LLC to its members, as that term is used in the agreement, except to the extent such distributions would render Shift4 Payments, LLC insolvent or are otherwise prohibited by law or our Credit Facilities or any of our future debt agreements. Tax distributions will be made on a quarterly basis, to each member of Shift4 Payments, LLC, including us, based on such member’s allocable share of the taxable income of Shift4 Payments, LLC and an assumed tax rate that will be determined by us, as described below. For this purpose, Shift4 Payments, Inc.’s allocable share of Shift4 Payments, LLC’s taxable income shall be net of its share of taxable losses of Shift4 Payments, LLC and shall be determined without regard to any Basis Adjustments (as described above under “—Tax Receivable Agreement”). The assumed tax rate for purposes of determining tax distributions from Shift4 Payments, LLC to its members will be the highest combined federal, state, and local tax rate that may potentially apply to any one of Shift4 Payments, LLC’s members, regardless of the actual final tax liability of any such member. The Shift4 LLC Agreement will also allow for cash distributions to be made by Shift4 Payments, LLC (subject to our sole discretion as the sole manager of Shift4 Payments, LLC) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect Shift4 Payments, LLC may make distributions out of distributable cash periodically and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render Shift4 Payments, LLC insolvent or are otherwise prohibited by law or our Credit Facilities or any of our future debt agreements.

Transfer Restrictions. The Shift4 LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and transfers approved in writing by us, as manager, and other limited exceptions. The Shift4 LLC Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that Shift4 Payments, LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the Shift4 LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.

The Shift4 LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a Pubco Offer, is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Interests shall be permitted to participate in such Pubco Offer by delivering a redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Shift4 Payments, Inc., then Shift4 Payments, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC Interests to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Interests be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.

Except for certain exceptions, any transferee of LLC Interests must assume, by operation of law or executing a joinder to the Shift4 LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the Shift4 LLC Agreement even if the transferee is not admitted as a member of Shift4 Payments, LLC. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with the Shift4 LLC Agreement.

Recapitalization. The Shift4 LLC Agreement will recapitalize the units currently held by the existing members of Shift4 Payments, LLC into a new single class of LLC Interests. The Shift4 LLC Agreement will also reflect a split of LLC Interests such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of underwriting discounts and commissions. Each common unit generally will entitle the holder to a pro rata share of the net profits and net losses and distributions of Shift4 Payments, LLC.

Maintenance of One-to-one Ratio between Shares of Class A Common Stock and LLC Interests Owned by the Company, One-to-one Ratio between Shares of Class B Common Stock and LLC Interests Owned by Searchlight and our Founder. Except as otherwise determined by us, the Shift4 LLC Agreement requires Shift4 Payments, LLC to take all actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us, directly or indirectly, for each share of Class A common stock issued by us, and (2) Shift4 Payments, LLC at all times maintain (a) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock owned by Searchlight and our Founder, collectively, and the number of LLC Interests owned by Searchlight and our Founder, collectively. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of Shift4 Payments, LLC. In addition, the Class A common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing Equity Owners and the holders of options over LLC Interests. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the Shift4 LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Shift4 LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Shift4 Payments, LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Shift4 Payments, LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interests that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by Searchlight and our Founder and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to exceptions.

Issuance of LLC Interests upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us (as opposed to options issued by Shift4 Payments, LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from Shift4 Payments, LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Shift4 Payments, LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in Shift4 Payments, LLC equal to the aggregate value of such shares of Class A common stock and Shift4 Payments, LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Shift4 Payments, LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Shift4 Payments, LLC (or the applicable subsidiary of Shift4 Payments, LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Shift4 Payments, LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Shift4 Payments, LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, Shift4 Payments, LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Shift4 Payments, LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

Dissolution. The Shift4 LLC Agreement will provide that the consent of Shift4 Payments, Inc. as the managing member of Shift4 Payments, LLC and members holding a majority of the voting units will be required to voluntarily dissolve Shift4 Payments, LLC. In addition to a voluntary dissolution, Shift4 Payments, LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Shift4 Payments, LLC; (2) second, to pay debts and liabilities owed to creditors of Shift4 Payments, LLC, other than members; and (3) third, to the members pro-rata in accordance with their respective percentage ownership interests in Shift4 Payments, LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

Confidentiality. We, as manager, and each member agree to maintain the confidentiality of Shift4 Payments, LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the Shift4 LLC Agreement or approved for release by written authorization of the Chief Executive Officer, the Chief Financial Officer or the General Counsel of either Shift4 Payments, Inc. or Shift4 Payments, LLC.

Indemnification. The Shift4 LLC Agreement will provide for indemnification of the manager, members and officers of Shift4 Payments, LLC and their respective subsidiaries or affiliates.

Common Unit Redemption Right. The Shift4 LLC Agreement will provide a redemption right to the Continuing Equity Owners which will entitle them to have their LLC Interests redeemed for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the Shift4 LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange by Shift4 Payments, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests (1) the Continuing Equity Owners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Equity Owner, which we will cancel for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and (2) all redeeming members will surrender LLC Interests to Shift4 Payments, LLC for cancellation.

Each Continuing Equity Owner’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Equity Owner and the absence of any liens or encumbrances on such LLC Interests redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Owner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Equity Owner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Equity Owner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Owner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such Continuing Equity Owner is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Owner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Equity Owner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Equity Owner to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.

The Shift4 LLC Agreement will require that in the case of a redemption by a Continuing Equity Owner we contribute cash or shares of our Class A common stock, as applicable, to Shift4 Payments, LLC in exchange for an amount of newly-issued LLC Interests that will be issued to us equal to the number of LLC Interests redeemed from the Continuing Equity Owner. Shift4 Payments, LLC will then distribute the cash or shares of our Class A common stock, as applicable, to such Continuing Equity Owner to complete the redemption. In the event of an election by a Continuing Equity Owner, we may, at our option, effect a direct exchange by Shift4 Payments, Inc. of cash or our Class A common stock, as applicable, for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Amendments. In addition to certain other requirements, our consent, as manager, and the consent of a majority of the LLC Interests then outstanding and entitled to vote (excluding LLC Interests held directly or indirectly by us) will generally be required to amend or modify the Shift4 LLC Agreement.

Stockholders Agreement

Pursuant to the Stockholders Agreement, Searchlight will have the right to designate certain of our directors, or the Searchlight Directors, which will be Searchlight Directors for as long as Searchlight directly or indirectly, beneficially owns, in the aggregate,     % or more of our Class A common stock (assuming that all outstanding LLC Interests in Shift4 Payments, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis), and our Founder shall have the right to designate certain of our directors, or the Founder Directors, which will be the Founder Directors for as long as our Founder directly or indirectly, beneficially owns, in the aggregate,     % or more of our Class A common stock (assuming that all outstanding LLC Interests are redeemed for newly issued shares of our class A common stock on a one-for-one basis). Each of Searchlight and our Founder will also agree to vote, or cause to vote, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the Searchlight Directors, Founder Directors and our Founder for as long as he is our Chief Executive Officer. Additionally, pursuant to the Stockholders Agreement, we shall take all commercially reasonable actions to cause (1) the board of directors to be comprised of at least                 directors or such other number of directors as our board of directors may determine; (2) the individuals designated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the board of directors at the next annual or special meeting of our stockholders at which directors are to be elected and at each annual meeting of our stockholders thereafter at which a director’s term expires; and (3) the individuals designated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the board of directors. The Stockholders Agreement allows for the board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws or the charter for, or related guidelines of, the board of directors’ nominating and corporate governance committee. See “Management—Composition of our Board of Directors.”

In addition, the Stockholders Agreement provides that for as long as                      beneficially own, directly or indirectly, in the aggregate,     % or more of all issued and outstanding shares of our Class A common stock (assuming that all outstanding LLC Interests are redeemed for newly issued shares of our Class A common stock on a one-for-one basis), we will not take, and will cause our subsidiaries not to take, certain actions (whether by merger, consolidation or otherwise) without the prior written approval of                 , including:

•	; and

•	.

The Stockholders Agreement will terminate upon the earlier to occur of                     .

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering. The Registration Rights Agreement will provide Searchlight with certain “demand” registration rights whereby, at any time after 180 days following our initial public offering and the expiration of any related lock-up period, Searchlight can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.

Employment Agreements

We intend to enter into an employment agreement with certain of our named executive officers in connection with this offering. See “Executive Compensation.”

Director and Officer Indemnification and Insurance

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests, improper valuation or the perception thereof. Prior to the consummation of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE. Under the new policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with the Securities Act and the Exchange Act and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director should consider whether such transaction would compromise the director’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

•	the selling stockholders;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each common unit (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the Shift4 LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange by Shift4 Payments, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement.” In connection with this offering, we will issue to each of Searchlight and our Founder, for nominal consideration, one share of Class B common stock for each common unit of Shift4 Payments, LLC each owned, respectively. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests Searchlight and our Founder will own immediately after this offering. Although the number of shares of Class A common stock being offered hereby to the public and the total number of LLC Interests outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of Class B common stock held by the beneficial owners set forth in the table below after the consummation of the Transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $        per share (the midpoint of the price range set forth on the cover page of this prospectus). See “Our Organizational Structure.”

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of                  shares of our Class A common stock outstanding and                  shares of our Class B common stock outstanding. The percentage ownership of each individual or entity after this offering is computed on the basis of                  shares of our Class A common stock outstanding and                  shares of our Class B common stock outstanding. Unless otherwise indicated, the address of all listed stockholders is 2202 N. Irving St., Allentown, PA 18109.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Combined Voting Power(2)
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)		After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)			After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)
Name of beneficial owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%
5% Stockholders
Entities affiliated with Searchlight Capital Partners, L.P.(3)
Named Executive Officers, Directors and Director Nominees
Jared Isaacman(4)
Steven Sommers
Kevin Cronic
Donald Isaacman
Christopher Cruz
Andrew Frey
Jonathan Halkyard
Nancy Disman

All directors, director nominees and executive officers as a group ( persons)(5)

*	Represents beneficial ownership of less than 1%.
(1)

Each common unit is redeemable from time to time at each holder’s option for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the Shift4 LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange by Shift4 Payments, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement.” In these tables, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged. When a common unit is exchanged by Searchlight, who holds shares of our Class B common stock, a corresponding share of Class B common stock will be cancelled.

(2)

Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock entitles the registered holder thereof to             votes per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation.

(3)

Consists of (i)             Class A common units held by             that will be converted into an aggregate             LLC Interests in connection with the Transactions and (ii)             shares of Class B common stock held by             that will be issued in connection with the Transaction.

(4)

Consists of (i) 40,000 Class A common units held by Rook Holdings, Inc. (“Rook”) that will be converted into an aggregate             LLC Interests in connection with the Transactions and (ii)             shares of Class B common stock held by Rook that will be issued in connection with the Transaction. As the sole stockholder of Rook, Mr. J. Isaacman may be deemed to have sole voting and investment power with respect to such securities. The address for Rook is 2202 N. Irving St., Allentown, PA 18109.

(5)

Consists of (i)             Class A common units that will be converted into an aggregate             LLC Interests in connection with the Transactions and (ii)             shares of Class B common stock that will be issued in connection with the Transaction.

DESCRIPTION OF CAPITAL STOCK

General

At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:

•	shares of Class A common stock, par value $ per share;

•	shares of Class B common stock, par value $ per share; and

•	shares of preferred stock, par value $ per share.

We and the selling stockholders are selling                  shares of Class A common stock in this offering (                  shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing                  shares of Class B common stock to Searchlight and our Founder in connection with the Transactions (of which                  shares of Class B common stock will be canceled in connection with the Transactions and                 will be canceled in connection with this offering) for nominal consideration.

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each share of our Class B common stock entitles its holders to             votes per share on all matters presented to our stockholders generally.

Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Searchlight and our Founder and the number of shares of Class B common stock issued to the Searchlight and our Founder. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by Searchlight and our Founder will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement.”

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, Searchlight and our Founder will own                  shares of our Class B common stock.

Preferred Stock

Upon the consummation of this offering and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, the total of our authorized shares of preferred stock will be                  shares. Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Registration Rights

We intend to enter into a Registration Rights Agreement with certain of the Original Equity Owners (including each of our executive officers) in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. By agreeing to this provision, investors cannot be deemed to have waived our compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NYSE rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right,” funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Pursuant to the terms of the Stockholders Agreement, directors designated by Searchlight may only be removed with or without cause by the request of the party entitled to designate such director. In all other cases and at any other time, directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent is signed by the holders of our outstanding shares of common stock representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all outstanding shares of common stock entitled to vote thereon were present and voted.

Special Meetings of Stockholders

Our amended and restated bylaws will provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon consummation of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of a majority of the votes which all our stockholders would be eligible to cast in an election of directors. Section 203 of the DGCL

We will opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Searchlight, any of our directors who are employees of or affiliated with Searchlight, or any director or stockholder who is not employed by us or our subsidiaries. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Searchlight, any of our directors who are employees of or affiliated with Searchlight, or any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, if Searchlight, any of our directors who are employees of or affiliated with Searchlight, or any director or stockholder who is not employed by us or our subsidiaries acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to them solely in their capacity as a director, executive officer or employee of us or our affiliates. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we have an interest or expectancy in such transaction or opportunity and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Shift4 Payments, Inc.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Shift4 Payments, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Trading Symbol and Market

We have applied to list our Class A common stock on the NYSE under the symbol “FOUR.”

DESCRIPTION OF INDEBTEDNESS

Credit Facilities

General

On November 30, 2017, in connection with the acquisition of Shift4 Corporation, Shift4 Payments, LLC entered into a first lien credit agreement, a revolving credit facility and a second lien credit agreement, which provided for the following:

•	a $430.0 million term first lien term loan facility, or the First Lien Term Loan Facility;

•	a $40.0 million revolving credit facility, or the Revolving Credit Facility; and

•	a $130.0 million term second lien term loan facility, or the Second Lien Term Loan Facility.

We collectively refer to these facilities as the Credit Facilities. On April 23, 2019, Shift4 Payments, LLC amended the First Lien Term Loan Facility to, among other things, increase borrowings by $20.0 million and make certain changes to covenants and definitions.

On August 28, 2019, Shift4 Payments, LLC further amended the Revolving Credit Facility to, among other things, increase the aggregate amount of the Revolving Credit Facility by $50.0 million, and make certain changes to covenants and definitions.

On October 4, 2019, Shift4 Payments, LLC further amended the First Lien Term Loan Facility to, among other things, increase borrowings by $70.0 million, and make certain changes to covenants and definitions.

As of December 31, 2019, we had $511.1 million, $130.0 million, and $21.0 million outstanding on the First Lien Term Loan Facility, Second Lien Term Loan Facility, and Revolving Credit Facility, respectively. The Revolving Credit Facility had remaining capacity of $68.5 million as of December 31, 2019.

Interest Rates and Fees

Borrowings under the First Lien Term Loan Facility are, at the option of Shift4 Payments, LLC, either alternate base rate, or ABR, loans or LIBO Rate loans. Term loans and revolving loans comprising each ABR borrowing under the First Lien Term Loan Facility accrue interest at the ABR plus an applicable rate. The current applicable rate for ABR term loans is 3.50% per annum, and ranges from 3.50% to 3.00% per annum for ABR revolving loans, in each case based upon specified leverage ratios. Term loans and revolving loans comprising each LIBO Rate borrowing bear interest at the LIBO Rate plus an applicable rate. The current applicable rate for LIBO Rate term loans is 4.50% per annum, and ranges from 4.50% to 4.00% per annum for LIBO Rate revolving loans, in each case based upon specified leverage ratios.

Borrowings under the Second Lien Term Loan Facility are, at the option of Shift4 Payments, LLC, either ABR loans or LIBO Rate loans. Loans under the Second Lien Term Loan Facility accrue interest at either the ABR or LIBO Rate, plus an applicable rate. The applicable rate is 7.50% per annum for ABR loans and 8.50% per annum for LIBO Rate loans.

In addition to paying interest on the principal amounts outstanding under the First Lien Term Loan Facility and Second Lien Credit Facility, Shift4 Payments, LLC is required to pay a commitment fee under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate ranging from 0.25% per year to 0.50% per year, in each case based upon specified leverage ratios. Shift4 Payments, LLC is also subject to customary letter of credit and agency fees.

Mandatory Prepayments

The first lien credit agreement requires that Shift4 Payments, LLC, following the end of each fiscal year, repay the outstanding principal amount of all term loans under the First Lien Credit Facilities in an aggregate amount equal to (A) 50% of Excess Cash Flow (as defined in the credit agreements) of Shift4 Payments, LLC and its restricted subsidiaries for such fiscal year if the First Lien Leverage Ratio (as defined in the credit agreements), or FLLR. is greater than 4:00:1.00, which percentage is reduced to 25% if the FLLR is less than or equal to 4.00:1.00 and greater than 3.50:1.00, and to 0% if the FLLR is less than or equal to 3.50:1.00, minus (B) at the option of Shift4 Payments, LLC, (x) the aggregate principal amount of any voluntary prepayment, repurchase, redemption or other retirement of First Lien Debt (as defined in the first lien credit agreement), (y) the aggregate principal amount of any voluntary prepayment, repurchase, redemption or other retirement of any Second Lien Debt (as defined in the first lien credit agreement) and (z) (1) the amount of any reduction in the outstanding amount of any First Lien Debt resulting from any assignment permitted or not restricted by the first lien credit agreement and/or (2) to the extent permitted by the terms of the first lien credit agreement, the amount of any reduction in the outstanding amount of any Second Lien Debt that is permitted under the first lien credit agreement, if such total amount exceeds $5 million.

The second lien credit agreement requires that Shift4 Payments, LLC, following the end of each fiscal year, repay the outstanding principal amount of all loans under the Second Lien Credit Facilities in an aggregate amount equal to (A) 50% of Excess Cash Flow of Shift4 Payments, LLC and its restricted subsidiaries for such fiscal year if the FLLR is greater than 4:00:1.00, which percentage is reduced to 25% if the FLLR is less than or equal to 4.00:1.00 and greater than 3.50:1.00, and to 0% if the FLLR is less than or equal to 3.50:1.00, minus (B) at the option of Shift4 Payments, LLC, (x) the aggregate principal amount of any voluntary prepayment, repurchase, redemption or other retirement of any First Lien Obligation (as defined in the second lien credit agreement), (y) the aggregate principal amount of any voluntary prepayment, repurchase, redemption or other retirement of any Second Lien Debt (as defined in the second lien credit agreement) and (z) (1) the amount of any reduction in the outstanding amount of any First Lien Obligation resulting from any assignment permitted or not restricted by the second lien credit agreement and/or (2) the amount of any reduction in the outstanding amount of any Second Lien Debt that is permitted under the second lien credit agreement, if such total amount exceeds $5 million.

Each credit agreement requires Shift4 Payments, LLC to repay amounts outstanding under the Credit Facilities following the receipt of net proceeds from non-ordinary course asset sales or casualty insurance or condemnation proceeds, to the extent the aggregate amount of such proceeds, in each case, exceeds $7,500,000 in any fiscal year. Subject to certain reinvestment rights, Shift4 Payments, LLC must apply 100% of the net proceeds to prepaying the term loans under the Credit Facilities if the FLLR is greater than 4.00:1.00, which percentage is reduced to 50% if the FLLR is less than or equal to 4.00:1.00 and greater than 3.50:1.00, and to 0% if the FLLR is less than or equal to 3.50:1.00.

Each credit agreement requires 100% of the net proceeds from the issuance or incurrence of indebtedness to be applied to prepay the term loans under the Credit Facilities, except to the extent the indebtedness constitutes refinancing indebtedness.

Voluntary Prepayment

Shift4 Payments, LLC may voluntarily prepay outstanding borrowings under the First Lien Term Loan Facility and Second Lien Credit Facility at any time in whole or in part without premium or penalty, subject to the applicable prepayment premium, if any.

Amortization and Final Maturity

The First Lien Term Loan Facility is payable in quarterly installments of $1.30 million per quarter. The remaining unpaid balance on the First Lien Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on or prior to November 30, 2024. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on November 30, 2024. The remaining unpaid balance on the Second Lien Credit Facility, together with all accrued and unpaid interest thereon, is due and payable on November 30, 2025.

Guarantees and Security

Shift4 Payments, LLC’s obligations under the Credit Facilities are guaranteed by each of Shift4 Payments, LLC’s subsidiary guarantors. All obligations under the First Lien Credit Facility are secured by, among other things, and in each case subject to certain exceptions: (1) a first-priority pledge of all of the capital stock or other equity interests held by Shift4 Payments, LLC and certain subsidiaries (collectively, the “Grantors”), (2) a first-priority pledge in substantially all of the other tangible and intangible assets of each Grantor and (3) a first-priority pledge in intellectual property collateral owned by Shift4 Payments, LLC, POSitouch, LLC, a Rhode Island limited liability company, Future POS, LLC, a Pennsylvania limited liability company, and Shift4 Corporation, a Nevada corporation. All obligations under the Second Lien Credit Facility are secured by, among other things, and in each case subject to certain exceptions: (1) a second-priority pledge of all of the capital stock or other equity interests held by the Grantors, (2) a second-priority pledge in substantially all of the other tangible and intangible assets of each Grantor and (3) a second-priority pledge in intellectual property collateral owned by Shift4 Payments, LLC, POSitouch, LLC, Future POS, LLC, and Shift4 Corporation.

On November 30, 2017, Shift4 Payments, LLC also entered into an Intercreditor Agreement under which the common equity interests of Shift4 Payments, LLC were pledged to secure its obligations under the first lien credit agreement and the second lien credit agreement.

Covenants and Other Matters

The credit agreements governing the Credit Facilities each contain a number of covenants that, among other things and subject to certain exceptions, restrict Shift4 Payments, LLC and the subsidiary guarantors’ ability to:

•	incur indebtedness;

•	incur certain liens;

•	consolidate, merge or sell or otherwise dispose of assets;

•	alter the business conducted by us and our subsidiaries;

•	make investments, loans, advances, guarantees and acquisitions;

•	enter into sale and leaseback transactions;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability to pay dividends;

•	redeem, repurchase or refinance other indebtedness; and

•	amend or modify governing documents.

In addition, the first lien credit agreement requires Shift4 Payments, LLC to comply with a first lien leverage ratio (not to exceed 6.90:1:00 and in each case, measured on a trailing four-quarter basis). The requirement is only triggered if (a) all revolving loans, (b) letter of credit disbursements that have not been reimbursed within three business days and (c) undrawn letters of credit (other than (i) undrawn letters of credit that have been cash collateralized or backstopped in an amount equal to 100% of the then available face amount thereof and/or (ii) undrawn letters of credit that have not been cash collateralized or backstopped in an aggregate amount of up to $5,000,000 at any time outstanding) exceeds an amount equal to 35% of the aggregate amount of outstanding revolving credit commitments. The first lien leverage ratio requirement had not been triggered as of December 31, 2019.

The credit agreements also contain certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Credit Facilities will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control. The credit agreements define “change of control” to include, among other things, Jared Isaacman, the officers, director, managers, employees and members of Shift4 Payments, LLC or any of its subsidiaries, and Searchlight and its affiliates ceasing to own and control, directly or indirectly, (1) prior to our initial public offering, at least a majority of the aggregate outstanding voting power of Shift4 Payments, LLC, and (2) after such time, (a) at least 65.0% of the aggregate outstanding voting power of Shift4 Payments, LLC, and (b) a greater percentage of the voting power of Shift4 Payments, LLC than any other person or group.

The foregoing summary describes the material provisions of the Credit Facilities, but may not contain all information that is important to you. We urge you to read the provisions of the agreements governing the Credit Facilities, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the NYSE, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock, assuming the issuance of                  shares of Class A common stock offered by us in this offering and the issuance of                  shares of Class A common stock to the Former Equity Owners in the Transactions, including                 shares of Class A common stock to be sold by Searchlight in this offering as selling stockholders. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, each common unit held by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner, for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the Shift4 LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange by Shift4 Payments, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Shift4 LLC Agreement.” Upon consummation of this offering, our Continuing Equity Owners will hold                LLC Interests, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with certain of the Original Equity Owners that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our officers and directors and the Original Equity Owners (including the selling stockholders) will agree that, without the prior written consent of                                        , we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, loan, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, loan, sale, pledge or disposition of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock; or

•

enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, a person who has beneficially owned our Class A common stock that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our Class A common stock that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our Class A common stock then outstanding; or

•

the average weekly trading volume of our Class A common stock on the                during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under our 2020 Plan. As of the date of this prospectus, options to purchase                LLC Interests were outstanding and stock options covering a total of approximately                  shares of our Class A common stock are intended to be granted to certain of our directors, executive officers and other employees in connection with this offering.

We expect to file the registration statement covering shares offered pursuant to our 2020 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Distributions of cash or property on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on information reporting, backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Class A common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any applicable time within the shorter of the five year period preceding the Non-U.S. Holder’s disposition of or the Non-U.S. Holder’s holding period for, our Class A common stock, or, if required, a non-U.S. Holder fails to obtain an appropriate certification regarding the USRPI status of our Class A common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Such certification or exemption must typically be evidenced by a Non-U.S. Holder’s delivery of a properly executed IRS Form W-8BEN-E. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We and the selling stockholders will enter into an underwriting agreement with the underwriters named below with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                are the representatives of the underwriters.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC

Total

The underwriters are committed to take and pay for all of the shares being offered by the Company and the selling stockholders, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from the Company and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Underwriting discounts and commissions to be paid by:
Company
Selling Shareholders

Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Shift4 Payments, Inc., Shift4 Payments, LLC, all of our directors and executive officers and the Original Equity Owners (including the selling stockholders) have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                                        . See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of Class A common stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of Class A common stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any Class A common stock may not be made in that Relevant State, except that an offer to the public in that Relevant State of any Class A common stock may be made at any time under the following exemptions under the Prospectus Regulation:

a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common stock shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, warranty and agreement. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire Class A common stock in the Offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses related to the Financial Industry Regulatory Authority, Inc. in an amount up to $        .

Shift4 Payments, Inc. and Shift4 Payments, LLC have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Further, certain of the underwriters or their respective affiliates are lenders or agents under our Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Simpson Thacher & Bartlett LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Shift4 Payments, LLC as of December 31, 2019 and 2018 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Shift4 Payments, Inc. as of December 31, 2019 and November 5, 2019 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.shift4.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Shift4 Payments, Inc.

Opinion on the Financial Statements - Balance Sheets

We have audited the accompanying balance sheets of Shift4 Payments Inc. (the “Company”) as of December 31, 2019 and November 5, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and November 5, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 6, 2020

We have served as the Company’s auditor since 2019.

SHIFT4 PAYMENTS, INC. BALANCE SHEETS

(dollars in actuals)

	As of November 5, 2019	As of December 31, 2019
Shareholders’ Equity:
Common shares, $0.01 par value, 100 shares authorized, issued and outstanding	$1	$1
Additional paid-in capital	99	99
Common shares receivable	(100)	(100)

Total Shareholders’ Equity	$—	$—

See accompanying notes to financial statements.

SHIFT4 PAYMENTS, INC. NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Business and Basis of Presentation

Nature of Business

Shift4 Payments, Inc., or the Company, was incorporated in Delaware on November 5, 2019. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its principal asset will be a controlling equity interest in Shift4 Payments, LLC. As the sole managing member of Shift4 Payments, LLC, the Company will operate and control all of the business and affairs of Shift4 Payments, LLC, and through Shift4 Payments, LLC and its subsidiaries, conduct its business.

Basis of Presentation

The balance sheets are presented in accordance with accounting principles generally accepted in the United States. Separate statements of operations, changes in shareholders’ equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.

Note 2: Summary of Significant Accounting Policies—Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Note 3: Shareholders’ Equity

On November 5, 2019, the Company was authorized to issue 100 shares of common stock, $0.01 par value. On November 5, 2019, the Company issued 100 common shares for $100. The common shares receivable is reflected as a reduction to shareholders’ equity.

Note 4: Commitments and Contingencies

The Company did not have any commitments or contingencies as of November 5, 2019 or December 31, 2019.

Note 5: Subsequent Events

The Company has evaluated subsequent events through March 6, 2020, the date on which the balance sheets were available for issuance.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Shift4 Payments, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shift4 Payments, LLC and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in members’ equity (deficit) and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 6, 2020

We have served as the Company’s auditor since 2016.

SHIFT4 PAYMENTS, LLC CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except share amounts)	2018	2019
Assets
Current assets
Cash	$4.8	$3.7
Accounts receivable, net of allowance for doubtful accounts of $2.5 in 2019 (2018 - $2.7)	55.5	78.6
Contract assets, net of allowance for doubtful accounts of $2.9 in 2019 (Note 4)	—	6.8
Inventory (Note 6)	5.1	8.5
Prepaid expenses and other current assets (Note 12)	4.8	8.8

Total current assets	70.2	106.4

Noncurrent assets
Goodwill (Note 7)	391.8	421.3
Other intangible assets, net (Note 8)	230.7	213.2
Capitalized acquisition costs, net (Note 9)	36.0	26.4
Property, plant and equipment, net (Note 10)	8.6	15.4
Contract assets, net of allowance for doubtful accounts of $1.7 in 2019 (Note 4)	—	3.9
Other noncurrent assets	1.4	1.4

Total noncurrent assets	668.5	681.6

Total assets	$738.7	$788.0

Liabilities and Members’ Equity
Current liabilities
Current portion of long-term debt (Note 11)	$4.8	$5.3
Accounts payable	44.2	58.1
Accrued expenses and other current liabilities (Note 12)	44.2	60.9
Deferred revenue (Note 4)	4.6	5.6

Total current liabilities	97.8	129.9

Noncurrent liabilities
Long-term debt (Note 11)	548.7	635.1
Deferred tax liability (Note 15)	4.1	4.1
Other noncurrent liabilities (Note 5)	3.7	4.8

Total noncurrent liabilities	556.5	644.0

Total liabilities	654.3	773.9

Commitments and contingencies (Note 19)

Redeemable preferred units, $100,000 par value; 430 shares authorized, issued and outstanding (Note 20)	43.0	43.0

Members’ equity (Note 21)
Class A Common units, $0 par value; 100,000 shares authorized, issued and outstanding	—	—
Class B Common units, $323 par value; 1,010 shares authorized, issued and outstanding	0.3	0.3
Members’ equity	154.4	149.2
Retained deficit	(113.3)	(178.4)

Total members’ equity (deficit)	41.4	(28.9)

Total liabilities and equity	$738.7	$788.0

See accompanying notes to consolidated financial statements.

SHIFT4 PAYMENTS, LLC CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in millions, except shares)	2018	2019
Gross revenue	$560.6	$731.4
Cost of sales	410.2	552.4

Gross profit	150.4	179.0

General and administrative expenses	83.7	124.4
Depreciation and amortization expense	40.4	40.2
Professional fees	7.4	10.4
Advertising and marketing expenses	6.1	6.3
Restructuring expenses	20.1	3.8

Total operating expenses	157.7	185.1

Loss from operations	(7.3)	(6.1)

Other income, net	0.6	1.0
Interest expense	(47.0)	(51.5)

Loss before income taxes	(53.7)	(56.6)
Income tax benefit (provision)	3.8	(1.5)

Net loss (1)	$(49.9)	$(58.1)

Net loss per unit—Class A
Basic	$(545.85)	$(629.50)
Diluted	$(545.85)	$(629.50)

Weighted-average Class A shares used to compute net loss per unit
Basic	100,000	100,000
Diluted	100,000	100,000

(1)	Net loss is equal to comprehensive loss.

See accompanying notes to consolidated financial statements.

SHIFT4 PAYMENTS, LLC CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

	Class A Common Units		Class B Common Units		Members’ Equity	Retained Deficit	Total
(in millions, except units)	Units	Amount	Units	Amount
Balance at December 31, 2017	100,000	$—	1,010	$0.3	$159.3	$(63.4)	$96.2

Net loss	—	—	—	—	—	(49.9)	(49.9)
Capital distributions	—	—	—	—	(0.2)	—	(0.2)
Preferred return on redeemable preferred units	—	—	—	—	(4.7)	—	(4.7)

Balance at December 31, 2018	100,000	—	1,010	$0.3	$154.4	$(113.3)	$41.4

Net loss	—	—	—	—	—	(58.1)	(58.1)
Capital distributions	—	—	—	—	(0.2)	—	(0.2)
Preferred return on redeemable preferred units	—	—	—	—	(5.0)	—	(5.0)
Cumulative effect of ASC 606 adoption	—	—	—	—	—	(7.0)	(7.0)

Balance at December 31, 2019	100,000	$—	1,010	$0.3	$149.2	$(178.4)	$(28.9)

See accompanying notes to consolidated financial statements.

SHIFT4 PAYMENTS, LLC CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2018	2019
Operating activities
Net loss	$(49.9)	$(58.1)
Adjustment to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	66.2	63.2
Amortization of capitalized loan fees	3.7	4.0
Deferred income taxes	(3.8)	—
Provision for bad debts	2.2	5.5
Impairment on capitalized software development costs	—	1.9
Revaluation of contingent liabilities	(0.3)	15.5
Other noncash items	(0.4)	(0.4)
Change in operating assets and liabilities
Accounts receivable	(16.6)	(18.6)
Contract assets	—	(2.4)
Prepaid expenses and other current assets	0.6	(2.7)
Inventory	(1.8)	(1.7)
Accounts payable	11.1	12.3
Accrued expenses and other current liabilities	13.7	7.1
Deferred revenue	0.8	1.1

Net cash provided by operating activities	25.5	26.7

Investing activities
Acquisition, net	(1.5)	(60.2)
Residual commission buyouts	(3.7)	(3.3)
Acquisition of property, plant and equipment	(1.6)	(8.2)
Capitalized software development costs	(4.0)	(8.4)
Customer acquisition costs	(30.6)	(18.7)

Net cash used in investing activities	(41.4)	(98.8)

Financing activities
Proceeds from long-term debt	—	90.0
Repayment of long-term debt	(5.2)	(5.2)
Proceeds from revolving line of credit	20.0	91.0
Repayment of revolving line of credit	—	(90.0)
Payments on contingent liabilities	(3.2)	(3.1)
Principal repayments of capital leases	(0.1)	—
Deferred financing costs	—	(3.0)
Preferred return on preferred stock	—	(8.5)
Capital distributions	(0.2)	(0.2)

Net cash provided by financing activities	11.3	71.0

Change in cash	(4.6)	(1.1)
Cash
Beginning of year	9.4	4.8

End of year	$4.8	$3.7

Supplemental disclosures of cash flow information
Cash paid for income taxes	$0.5	$0.2
Cash paid for interest	$35.9	$47.2
Noncash investing activity
Capitalized software development costs	$—	$0.9
Noncash financing activity
Accrued preferred return on redeemable preferred units	$4.7	$1.2

See accompanying notes to consolidated financial statements.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

1.	Nature of Business and Basis of Presentation

Nature of Business

Shift4 Payments, LLC, or Shift4 or the Company, was founded in 1999 and is a leading provider of integrated payment processing and technology solutions. Through the Shift4 Model, the Company offers software providers a single integration to an end-to-end payments offering, a powerful gateway and a robust suite of technology solutions (including cloud enablement, business intelligence, analytics, and mobile) to enhance the value of their software suites and simplify payment acceptance. The Company provides for its merchants a seamless customer experience at scale, rather than simply acting as one of multiple providers they rely on to operate their businesses. The Shift4 Model is built to serve a range of merchants from small-to-medium-sized businesses to large and complex enterprises across numerous verticals, including lodging, leisure, and food and beverage. This includes the Company’s Harbortouch, Restaurant Manager, POSitouch, and Future POS brands, as well as over 350 additional software integrations in virtually every industry.

Basis of Presentation

The consolidated financial statements presented herein include the financial statements of Shift4 Payments, LLC and its wholly owned subsidiaries, MSI Merchant Services Holdings, LLC, Harbortouch Financial, LLC, Harbortouch Lithuania, Future POS, LLC, Restaurant Manager, LLC, POSitouch, LLC, Independent Resources Network, LLC, Merchant-Link, LLC and Shift4 Corporation.

All intercompany balances and transactions have been eliminated.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include estimates of fair value of acquired assets and liabilities through business combinations, fair value of contingent liabilities related to earnout payments and change of control, and allowance for doubtful accounts. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results may differ from these estimates.

Cash

Highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates fair value. There were no cash equivalents at December 31, 2018 or 2019.

The Company maintains its cash with high credit quality financial institutions. The total cash balances insured by the Federal Deposit Insurance Corporation, or FDIC, are up to $250 thousand per bank.

Accounts Receivable

Accounts receivable are primarily comprised of amounts due from the Company’s processing partners. The receivables are typically received within 10 business days following the end of the month. In addition,

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

accounts receivable includes amounts due from merchants for point-of-sale software, support services, and other miscellaneous service fees, as well as receivables related to chargeback transactions, as described below. Accounts receivable are stated at the invoice amount.

Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality, unsatisfactory merchant services, nondelivery of goods or nonperformance of services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the disputed amount is refunded to the cardholder through the acquiring bank and charged to the merchant. If the merchant has inadequate funds, the Company must bear the credit risk for the full amount of the transaction. The Company’s sponsorship bank holds merchant funds that are available to meet merchant chargeback liabilities if the merchant has inadequate funds to meet the obligation. Total merchant funds held at the Company’s sponsorship bank totaled $5.8 and $4.8 as of December 31, 2018 and 2019, respectively.

The carrying amount of accounts receivable is reduced by an allowance for doubtful accounts that reflects management’s best estimate of accounts that will not be collected. The allowance for doubtful accounts is primarily comprised of (1) credit risk associated with processing receivables where the credit card or automatic clearing house, or ACH, transaction to settle the customer accounts was rejected and the Company estimates an amount to be uncollectible and (2) transactions disputed by a cardholder in which the Company bears the credit risk.

The allowance is based on current economic trends, historical loss experience, and any current or forecasted risks identified through collection matters. Any change in the assumptions used may result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs. Changes in the allowance related to charge-back receivables are recognized within “Cost of sales” in the Consolidated Statements of Operations. Changes in the allowance for all other receivables are recognized within “General and administrative expenses” in the Consolidated Statements of Operations.

The change in the Company’s allowance for doubtful accounts was as follows:

	December 31,
	2018	2019
Beginning balance	$0.5	$2.7
Additions to expense	2.2	2.8
Write-offs, net of recoveries and other adjustments	—	(3.0)

Ending balance	$2.7	$2.5

Accounts Payable

Accounts payable are primarily comprised of amounts due to the Company’s processing partners for interchange and processing fees.

Inventory

Inventory represents credit and debit card terminals, point-of-sale systems and electronic cash registers on hand and not in service.

Inventory is recorded at cost, which approximates average cost. Inventory deemed to have costs greater than their respective values are reduced to net realizable value as a loss in the period recognized.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

Shipping and Handling Costs

The Company includes shipping and handling costs relating to the delivery of its terminal and point-of-sale systems directly from third-party vendors to the Company and, from the Company to its merchants within “Cost of sales” in the Consolidated Statements of Operations. The Company incurred shipping and handling costs of $2.8 for each of the years ended December 31, 2018 and 2019.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the asset’s estimated useful life. Leasehold improvements are depreciated over the lesser of the estimated life of the leasehold improvement or the remaining lease term. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Useful life
Equipment	3-5
Capitalized software	3-5
Leasehold improvements	5-10
Furniture and fixtures	5
Vehicles	5

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets acquired in a business combination. The Company evaluates goodwill for impairment annually at October 1 and whenever events or circumstances make it more likely than not that impairment may have occurred. The Company has determined that its business comprises one reporting unit. The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, in which case a quantitative impairment test is not required.

The quantitative goodwill impairment test is performed using a two-step process. The first step of the process is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and the second step of the quantitative impairment test is not required. The second step of the quantitative goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value.

Based on its qualitative evaluations, management concluded in both 2018 and 2019 that there was no impairment of goodwill.

Other Intangible Assets, Net

Other intangible assets, net consists of merchant relationships, acquired technology, trademarks and trade names, noncompete agreements, capitalized software development costs, leasehold interests, and residual commission buyouts.

These intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from two years to 10 years, with the exception of capitalized software development costs. Capitalized

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

software development costs are amortized using the straight-lined method on a product-by-product basis over the estimated useful life of the software. Amortization of capitalized software development costs begins when the product is available for general release. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

The costs for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. Technological feasibility generally occurs when all planning, design, coding and testing activities are completed that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The establishment of technological feasibility is an ongoing assessment of judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in technology. Capitalized software development costs include direct labor and related expenses for development for new products and enhancements to existing products. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in software technologies.

Residual commission buyouts represent amounts paid to an independent sales organization, or ISO, to buy out their future residual commission streams. The typical payment to the ISO is comprised of a lump sum payment due immediately and a contingent payment due 14 months following the buyout agreement dependent on attrition rates and/or other financial metrics within the respective merchant portfolios.

Impairment of long-lived assets

We evaluate long-lived assets (including intangible assets) for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. An asset is considered impaired when the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If impaired, the asset’s carrying value is written down to its fair value. There were no impairments recorded for the year ended December 31, 2018. See Note 3 for information about impairments recorded for the year ended December 31, 2019.

Leases

Leases are classified as either operating or capital, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized to “General and administrative expenses” in the Consolidated Statements of Operations on a straight-line basis over the period of the lease. The Company fulfilled its only capital lease obligation during the year ended December 31, 2018.

Revenue Recognition

On January 1, 2019, the Company adopted Accounting Standards Codification 606, or ASC 606: Revenue from Contracts with Customers, using the modified retrospective method applied to all open contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic revenue recognition methodology under ASC 605: Revenue Recognition. The most significant change under ASC 606 is that under the current contract terms the Company can no longer defer the upfront cost for the Company’s free equipment program to its merchants. See Note 4 for the impact of adoption.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

The new revenue recognition guidance provides a single model to determine when and how revenue is recognized. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue using a five-step model resulting in revenue being recognized as performance obligations within a contract have been satisfied. The steps within that model include: (i) identifying the existence of a contract with a customer; (ii) identifying the performance obligations within the contract; (iii) determining the contract’s transaction price; (iv) allocating the transaction price to the contract’s performance obligations; and, (v) recognizing revenue as the contract’s performance obligations are satisfied. Judgment is required to apply the principles-based, five-step model for revenue recognition. Management is required to make certain estimates and assumptions about the Company’s contracts with its customers, including, among others, the nature and extent of its performance obligations, its transaction price amounts and any allocations thereof, the events which constitute satisfaction of its performance obligations, and when control of any promised goods or services is transferred to its customers.

The Company provides its merchants with an end-to-end payments offering that combines its payments platform, including its proprietary gateway and breadth of software integrations, and its suite of technology solutions. The Company primarily earns revenue through volume-based payments and transactions fees, as well as subscription revenue for its software and technology solutions.

Payments-Based Revenue

Payments-based revenue includes fees for payment processing and gateway services. Payment processing service revenue is based on a percentage of payment volume and on a per transaction fee. They may also be based on minimum monthly usage fees.

The Company’s payment processing agreements have an initial term of three years and automatically renew every two years thereafter. The Company satisfies its performance obligations and recognizes transaction fees upon authorization of a transaction by the merchant’s bank. These transaction fees represent the full amount of the fee charged to the merchant, including interchange and payment network costs paid to the card brands pursuant to the transactions the Company facilitates through the network while performing an end-to-end payment obligation.

The Company’s performance obligation is to stand-ready to provide payment processing services for each day during the duration of the payment processing agreement. Providing payment processing services involves multiple promises including: 1) payment processing, 2) gateway services including tokenization and data encryption, 3) risk mitigation, and 4) settlement services. The Company considers each of these promises to be inputs to produce a combined output of providing a fully secured and integrated end-to-end payment processing service to a merchant. Further, the combination of these services is transformative in nature in that the significant integration allows for front-end and back-end risk mitigation, merchant portability, third party software integrations, and enhanced reporting functionality. In addition, the Company applies the right to invoice practical expedient to payment processing services as each performance obligation is recognized over time and the amounts invoiced are reflective of the value transferred to the customer.

Payments-based revenue is recognized on a gross basis as the Company is the principal in the delivery of the payment processing solution to its merchants because it controls the service on its payments platform. The Company also contracts directly with its merchants and has complete pricing latitude on the processing fees charged to its merchants. As such, it bears the credit risk for network fees and transactions charged back to the merchant.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

Subscription-Based Revenue

The Company generates revenues from recurring SaaS fees for point-of-sale systems provided to merchants. Point-of-sale SaaS fees are based on the type and quantity of equipment and software deployed to the merchant. SaaS contracts are for a contractual term of three years and are billed ratably over that time period. Annual fees are deferred and recognized as revenue over the respective period the fee covers, which is one year or less.

The Company’s SaaS arrangements include multiple performance obligations with differing patterns of revenue recognition. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company determines standalone selling prices based on the fair value of each product and service.

As part of the SaaS fees, the Company identified the following separate performance obligations under ASC 606:

(1)

Point-of-sale software: The Company provides a “Hybrid Cloud” arrangement which includes on-premise software as well as a cloud component. The on-premise solution interacts with the cloud service to provide an end-to-end integrated solution to the merchant. As the on-premise software and cloud-based service are transformative in nature, they are not distinct performance obligations. The revenue allocated to software from the monthly SaaS fee qualifies as a service and revenue is recognized ratably over time as the performance obligation represents a stand-ready obligation to provide the service.

(2)

Hardware revenue: The Company provides hardware to its merchants that qualify as a sales-type lease. The Company satisfies its performance obligation upon delivery of the hardware to its merchants, at which time the revenue allocated to this performance obligation is recognized.

(3)

Other support services: The Company offers merchants technical support services and warranty for the leased hardware. Technical support services include the promise to provide the merchant with software updates if and when available. The Company also provides the merchant with assurance that its equipment will function in accordance with contract specifications over the lease term. Revenue allocated to this performance obligation is recognized ratably over time as the performance obligation represents a stand-ready obligation to provide the service.

Other Revenue

Other Revenue is generally recognized at a point-in-time and primarily includes revenue derived from software license sales, hardware sales, third party residuals, automated teller machine services, and fees charged for technology support to merchants.

Contract Assets

Hardware revenue allocated from the SaaS contractual term is recognized in the Company’s Consolidated Statements of Operations when the hardware is delivered to the merchant. The Company utilizes its best estimate of selling price when calculating the hardware revenue to be recorded. This performance obligation qualifies for sales type lease accounting. At the time revenue is recognized, a Contract Asset is created in the Company’s Consolidated Balance Sheet representing the present value of minimum lease payments. Accordingly, a portion of the lease payments are recognized as interest income. Such interest income for the year ended December 31, 2019 was $2.2.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

The carrying amount of contract assets is reduced by an allowance for doubtful accounts that reflects management’s best estimate of accounts that will not be collected. Changes in the allowance are recognized within “General and administrative expenses” in the Consolidated Statements of Operations.

The change in the Company’s allowance for contract assets was as follows:

December 31, 2019
Beginning balance	$—
Cumulative effect of ASC 606 adoption	4.7

Beginning balance, adjusted	4.7
Additions to expense	2.8
Write-offs, net of recoveries and other adjustments	(2.9)

Ending balance	$4.6

Capitalized Acquisition Costs

The Company incurs costs to obtain payment processing contracts with customers, primarily in the form of upfront processing bonuses provided to software partners, which consist of independent software vendors and value-added resellers. The Company recognizes as an asset the incremental costs of obtaining a contract with a customer if it expects to recover the costs. Capitalized acquisition costs are amortized ratably over the estimated life of the customer, which is generally three to five years. Amortization of costs to obtain a contract are classified as “Cost of sales” on the Company’s Consolidated Statements of Operations.

Income Taxes

The Company is organized as a limited liability company in accordance with Delaware law. A limited liability company is not subject to tax in accordance with partnership tax rules. Taxable income or loss from Shift4 Payments, LLC is passed through to and included in the taxable income of its members. Accordingly, the consolidated financial statements do not include a provision for federal income taxes on the flow-through taxable income or loss from Shift4 Payments, LLC.

Shift4 Corporation, one of the operating subsidiaries of Shift4 Payments, LLC, is considered a C-Corporation for U.S. federal, state and local income tax purposes. Taxable income or loss from Shift4 Corporation is not passed through to Shift4 Payments, LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates. A provision for income taxes related to the taxable income of Shift4 Corporation is included in the consolidated financial statements.

For Shift4 Corporation, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records interest and penalties related to uncertain tax positions in the provision for income taxes in the Consolidated Statements of Operations.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

Basic and diluted earnings (loss) per unit

Basic earnings (loss) per unit, or EPU, is computed by dividing net income (loss) available to common unitholders by the weighted-average number of LLC Interests outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution, if any, that could occur if securities or other contracts to issue LLC Interests were exercised or converted into LLC Interests, using the more dilutive of the two-class method or if-converted method. Diluted EPS excludes potential LLC Interests if their effect is anti-dilutive. If there is a net loss in any period, basic and diluted EPS are computed in the same manner.

The Company computes EPU using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between LLC Interests and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s preferred units are participating securities as preferred unit holders have rights to participate in dividends with the common unitholders on a pro-rata basis. As such, the Company applied the two-class method for EPU when computing earnings (loss) per Class A and Class B common unit. These participating securities do not contractually require the holders of such units to participate in the Company’s losses. Therefore, net losses for the periods presented were not allocated to the Company’s participating securities.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were $1.1 and $1.2 for the years ended December 31, 2018 and 2019, respectively, and included in “Advertising and marketing expenses” in the Consolidated Statements of Operations.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses, which consists primarily of third-party costs, were $1.6 for both the years ended December 31, 2018 and 2019, and included in “General and administrative expenses” in the Consolidated Statements of Operations.

Business Combinations

Upon acquisition of a company, the Company determines if the transaction is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by management. The Company’s estimates of fair value are based upon assumptions it believes to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date. The Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Additionally, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

information and reevaluates these estimates and assumptions periodically and records any adjustments to preliminary estimates to goodwill, provided the Company is within the measurement period. If outside of the measurement period, any subsequent adjustments are recorded to the Company’s Consolidated Statements of Operations.

Concentration of Credit Risk

The Company’s merchant processing activity has been facilitated by two vendors. The Company believes that these vendors maintain appropriate backup systems and alternative arrangements to avoid a significant disruption of the processing in the event of an unforeseen event.

A majority of the Company’s revenue is derived from the processing of card transactions. Because the Company is not a “member bank”, in order to process these bank card transactions, the Company has entered into a sponsorship agreement with a member bank. The agreement with the bank sponsor requires, among other things, that the Company abide by the by-laws and regulations of the credit card companies. If the Company breaches the sponsorship agreement, the bank sponsor may terminate the agreement and, under the terms of the agreement, the Company would have 180 days to identify an alternative bank sponsor.

Defined Benefit Plan

A historical acquisition included a frozen defined benefit pension plan with pension obligations. As of December 31, 2019, the defined benefit plan is not material to the Company’s consolidated financial statements. All of the assets under the defined benefit plan have been distributed.

New Accounting Pronouncements

The Company, an emerging growth company, or EGC, has elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards which allows the Company to defer adoption of certain accounting standards until those standards would otherwise apply to private companies.

Accounting Pronouncements Adopted

In August 2016, the Financial Accounting Standards Board, or FASB, issued ASU 2016-15: Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The eight items that the ASU provides classification guidance on include (1) debt prepayment and extinguishment costs, (2) settlement of zero-coupon debt instruments, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investments, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The Company adopted ASU 2016-15 effective January 1, 2019 and there was no material impact on the Company’s consolidated statements of cash flows upon adoption.

In January 2017, the FASB issued ASU 2017-01: Clarifying the Definition of a Business. The objective of the update was to add guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The Company adopted ASU 2017-01 effective January 1, 2019 and there was no material impact upon adoption.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

In May 2014, the FASB, issued ASU 2014-09: Revenue from Contracts with Customers, or ASC 606. This new standard provides guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment also requires enhanced disclosures regarding the nature, amount, and timing of revenues and cash flows from contracts with customers. The FASB has issued several amendments to Topic 606, including further guidance on principal versus agent considerations, clarification on identifying performance obligations and accounting for licenses of intellectual property. The Company adopted ASU 2014-09 effective January 1, 2019 using the modified retrospective method. See Revenue Recognition within this note and Note 3 for more information, including the impact of adoption.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02: Leases. The new standard requires a lessee to record assets and liabilities on the balance sheet for the rights and obligations arising from leases with terms of more than 12 months. This guidance is effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. The Company will adopt the new standard on January 1, 2021 using a modified retrospective approach. In July 2018, the FASB issued ASU 2018-10: Codification Improvements to Topic 842, Leases, or ASU 2018-10, and ASU 2018-11: Leases (Topic 842) Targeted Improvements, or ASU 2018-11. ASU 2018-10 provides certain amendments that affect narrow aspects of the guidance issued in ASU 2016-02. ASU 2018-11 allows all entities adopting ASU 2016-02 to choose an additional (and optional) transition method of adoption, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2018-11 also allows lessors to not separate non-lease components from the associated lease component if certain conditions are met. The Company is evaluating the potential impact that the adoption of this standard will have on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments—Credit Losses (Topic 326), which changes the impairment model for most financial assets, including accounts receivable, and replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance is effective for the Company for interim and annual periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-13 on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Simplifying the Test for Goodwill Impairment, which removes step 2 of the quantitative goodwill impairment test. Under the amended guidance, a goodwill impairment charge is recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is effective for the Company for interim and annual periods beginning after December 15, 2022, with early adoption permitted for any impairment tests performed after January 1, 2017. The Company is currently assessing the timing and impact of adopting ASU 2017-04 on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13: Fair Value Measurement—Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Company is currently assessing the impact of adopting ASU 2018-13 on the Company’s consolidated financial statements.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Company is currently assessing the timing and impact of adopting ASU 2018-15 on the Company’s consolidated financial statements.

3.	Merchant Link Acquisition

On August 30, 2019, the Company agreed to purchase 100% of the membership interests of Merchant-Link, LLC for $64.0, subject to certain closing conditions pursuant to the agreement, including adjustments based on estimates of Net Working Capital (as defined in the purchase agreement) and Net Indebtedness (as defined in the purchase agreement) of the business at closing. This acquisition brings a highly complementary customer base, with 80% of the customers using software already integrated on the Company’s gateway. This overlap presents the Company with a substantial opportunity for improved share of wallet and cost efficiencies.

Upon the satisfaction of the conditions set forth in the purchase agreement, the transaction, or Merchant Link Acquisition, closed on August 30, 2019. The purchase was funded with borrowings from the revolving credit facility in August 2019, as discussed further in Note 11. The initial consideration for the Merchant Link Acquisition was $60.2, net of cash acquired.

The Merchant Link Acquisition was accounted for as a business combination using the acquisition method of accounting. The respective purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill and represents the future economic benefits arising from other assets acquired, which cannot be individually identified or separately recognized.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date. These amounts reflect various preliminary fair value estimates and assumptions, and are subject to change within the measurement period as valuations are finalized. The primary areas of preliminary purchase price allocation subject to change relate to the valuation of accounts receivable, accrued expenses and other current liabilities assumed and residual goodwill.

Cash	$3.8
Accounts receivable	8.2
Prepaid expenses and other current assets	1.9
Property, plant and equipment	2.4
Inventory	1.7
Other intangible assets	20.4
Goodwill(a)	29.5
Accounts payable	(1.5)
Accrued expenses and other current liabilities	(2.1)
Deferred revenue	(0.3)

Net assets acquired	64.0
Less: cash acquired	(3.8)

Net cash paid for acquisition	$60.2

(a)	Goodwill is not deductible for tax purposes.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

In connection with the Merchant Link Acquisition, the Company incurred transaction expenses of $0.4 for the year ended December 31, 2019, which are included in “General and administrative expenses” in the Consolidated Statements of Operations. In addition, the Company incurred integration expenses of $3.0 and restructuring expenses of $3.3 for the year ended December 31, 2019, which are included in “General and administrative expenses” in the Consolidated Statements of Operations. The integration expenses include a write-off of $1.9 of capitalized software development costs for projects initiated at Merchant Link prior to the acquisition that have no further use subsequent to the acquisition and are therefore impaired, $0.8 for incremental equipment provided to customers to migrate to the Shift4 gateway platform, and $0.3 for retention packages to certain Merchant Link employees to maintain business continuity. See Note 5 for more information on the restructuring expenses.

The fair values of intangible assets were estimated using inputs classified as Level 3 and included either an income approach or cost approach. Intangible assets valued under the income approach used either the relief from royalty method (developed technology and trademarks and tradenames) or the multi-period excess earnings method (customer relationships).

The Merchant Link acquisition did not have a material impact on the Company’s reported revenue or net loss for the year ended December 31, 2019. Accordingly, pro forma financial information has not been presented.

4.	Revenue

Adoption of ASC 606: Revenue from Contracts with Customers

The Company recorded a net reduction to retained earnings of $7.0 as of January 1, 2019, due to the cumulative impact of adopting ASC 606, primarily as a result of no longer being able to defer the upfront cost for the Company’s free equipment program to its merchants under the current contract terms and recognizing the revenue allocated to this hardware in retained earnings for contracts open as of January 1, 2019.

The effect of adoption of ASC 606 on the Consolidated Balance Sheet as of January 1, 2019 is as follows:

	As reported	Balance after adoption of ASC 606	Effect of change
Capitalized acquisition costs, net	$36.0	$18.4	$(17.6)
Contract assets, net	—	11.1	11.1
Accounts receivable, net	55.5	54.5	(1.0)
Deferred revenue	4.6	4.1	(0.5)
Retained deficit	(113.3)	(120.3)	(7.0)

The impact of adoption of ASC 606 on the Company’s Consolidated Statement of Operations for the year ended December 31, 2019 was as follows:

	As reported	Under Legacy ASC 605 Guidance	Effect of change
Gross revenue	$731.4	$728.9	$2.5
Cost of sales	$552.4	$549.4	3.0
General and administrative expenses	$124.4	$121.6	2.8
Net loss	$(58.1)	$(54.8)	(3.3)

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

The impact of adoption of ASC 606 on the Company’s Consolidated Balance Sheet as of December 31, 2019 was as follows:

	As reported	Under Legacy ASC 605 Guidance	Effect of change
Capitalized acquisition costs, net	$26.4	$47.0	$(20.6)
Contract assets, net	10.7	—	10.7
Accounts receivable, net	78.6	79.5	(0.9)
Deferred revenue	5.6	6.1	(0.5)
Retained deficit	(178.4)	(168.1)	(10.3)

Disaggregated Revenue

Based on similar operational characteristics, the Company’s revenue from contracts with customers is disaggregated as follows:

	December 31,
	2018	2019
Payments-based revenue	$485.2	643.6
Subscription-based revenue	53.6	68.2
Other revenue	21.8	19.6

Total	$560.6	$731.4

Based on similar economic characteristics, the Company’s revenue from contracts with customers is disaggregated as follows:

	December 31,
	2018	2019
Over-time revenue	$525.5	$687.9
Point-in-time revenue	35.1	43.5

Total	$560.6	$731.4

Contract Assets

Contract assets were as follows:

December 31, 2019
Contract assets, net - beginning of period	$—
Cumulative effect of ASC 606 adoption	11.1

Contract assets, net - beginning of period, adjusted	11.1
Less: Contract assets, net - beginning of period, current	(6.7)

Contract assets, net - beginning of period, noncurrent	$4.4

Contract assets, net - end of period	$10.7
Less: Contract assets, net - end of period, current	(6.8)

Contract assets, net - end of period, noncurrent	$3.9

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

Contract Liabilities

The Company charges merchants for various post-contract license support/service fees and annual regulatory compliance fees. These fees typically relate to a period of one year. The Company recognizes the revenue on a straight-line basis over its respective period. As of December 31, 2018 and 2019, the Company had deferred revenue of $4.6 and $5.6, respectively. The change in the contract liabilities year-over-year is primarily the result of a timing difference between payment from the customer and the Company’s satisfaction of each performance obligation.

The Company recognized $9.7 and $11.1 within “Gross Revenue” in the Consolidated Statements of Operations for annual service fees and regulatory compliance fees for the years ended December 31, 2018 and 2019, respectively. Of these amounts, $3.5 and $2.8 were included in deferred revenue at the beginning of each respective period.

Transaction Price Allocated to Future Performance Obligations

The transaction price allocated to unsatisfied performance obligations relate to the Company’s SaaS contracts, which have a contractual term of 36 months. These amounts will be converted into revenue in future periods as work is performed, primarily based on the services provided or at delivery and acceptance of products, depending on the applicable accounting method.

The following table reflects the estimated fees to be recognized in the future related to performance obligations that are unsatisfied at the end of the period:

2020	$7.6
2021	4.5
2022	1.5

Total	$13.6

Capitalized Acquisition Costs, net

As of December 31, 2018, the Company had net capitalized costs to obtain contracts of $36.0 included in “Capitalized acquisition costs, net” in the Company’s Consolidated Balance Sheets, which was comprised of capitalized equipment and deal bonuses. As a result of the adoption of ASC 606, the Company reduced “Capitalized acquisition costs, net” as of January 1, 2019 by $17.6 representing the equipment capitalized under ASC 605 that no longer can be capitalized under ASC 606 under its current contract terms.

As of December 31, 2019, the Company had net capitalized costs to obtain contracts of $26.4 included in “Capitalized acquisition costs, net” in the Company’s Consolidated Balance Sheets representing upfront processing bonuses. See Note 9 for more information on capitalized acquisition costs.

5.	Restructuring

2018 Restructuring Activities

During the year ended December 31, 2018, the Company recognized $18.3 of restructuring expenses associated with a historical acquisition.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

2019 Restructuring Activities

During the year ended December 31, 2019, the Company recognized $3.3 of restructuring expenses associated with the integration of Merchant Link. The expenses were comprised primarily of employee and severance benefits which are to be paid by March 31, 2020.

The following table summarizes the changes in the Company’s restructuring accrual:

	2018 Restructuring Activities	2019 Restructuring Activities	Total
Balance at December 31, 2017	$—	$—	$—
Restructuring accrual	18.3	—	18.3
Severance payments	(1.7)	—	(1.7)
Incentive payments	(12.8)	—	(12.8)
Accretion of interest (a)	1.8	—	1.8

Balance at December 31, 2018	$5.6	$—	$5.6

Restructuring accrual	—	3.3	3.3
Severance payments	(1.9)	(1.8)	(3.7)
Accretion of interest (a)	0.5	—	0.5

Balance at December 31, 2019	$4.2	$1.5	$5.7

(a)	Accretion of interest is included within “Restructuring expenses” in the Consolidated Statements of Operations.

The current portion of the restructuring accrual of $1.9 and $2.9 at December 31, 2018 and 2019, respectively, is included within “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. The long-term portion of the restructuring accrual of $3.7 and $2.8 at December 31, 2018 and 2019, respectively, is included within “Other noncurrent liabilities” on the Consolidated Balance Sheets.

Of the $5.7 restructuring accrual outstanding as of December 31, 2019, approximately $3.4 is expected to be paid in 2020, $1.6 in 2021 and $1.6 in 2022, less accreted interest of $0.9.

6.	Inventory

Inventory consisted of the following:

	December 31,
	2018	2019
Point-of-sale systems and components	$4.6	$2.6
Terminal systems and components	0.5	5.9

Total inventory	$5.1	$8.5

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

7.	Goodwill

The changes in the carrying amount of goodwill were as follows:

Balance at December 31, 2017	$390.3
Measurement period adjustments	1.5

Balance at December 31, 2018	$391.8
Merchant Link acquisition (Note 3)	29.5

Balance at December 31, 2019	$421.3

8.	Other Intangible Assets, Net

Other intangible assets, net consisted of the following:

	Weighted Average Amortization Period (in years)	December 31, 2018
		Carrying Value	Accumulated Amortization	Net Carrying Value
Merchant relationships	7	$165.3	$56.5	$108.8
Acquired technology	10	100.1	21.9	78.2
Trademarks and trade names	9	54.9	21.4	33.5
Noncompete agreements	2	3.9	3.3	0.6
Capitalized software development costs	3	4.1	0.4	3.7
Leasehold interest	2	0.1	0.1	—
Residual commission buyouts (a)	3	11.9	6.0	5.9

Total intangible assets		$340.3	$109.6	$230.7

	Weighted Average Amortization Period (in years)	December 31, 2019
		Carrying Value	Accumulated Amortization	Net Carrying Value
Merchant relationships	8	$176.8	$81.1	$95.7
Acquired technology	10	105.2	32.2	73.0
Trademarks and trade names	9	55.5	30.1	25.4
Noncompete agreements	2	3.9	3.6	0.3
Capitalized software development costs	3	14.9	2.0	12.9
Leasehold interest	2	0.1	0.1	—
Residual commission buyouts (a)	3	15.7	9.8	5.9

Total intangible assets		$372.1	$158.9	$213.2

(a)	Residual commission buyouts include contingent payments of $2.0 and $2.7 as of December 31, 2018 and 2019, respectively.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

As of December 31, 2019, the estimated amortization expense for intangible assets for each of the five succeeding years and thereafter is as follows:

2020	$52.8
2021	46.6
2022	29.6
2023	17.4
2024	17.1
Thereafter	49.7

$213.2

Amounts charged to expense in the Consolidated Statements of Operations for amortization of intangible assets were as follows:

	December 31,
Line item	2018	2019
Depreciation and amortization expense	$37.5	$37.6
Cost of sales	10.4	11.7

Total	$47.9	$49.3

9.	Capitalized Acquisition Costs, Net

Capitalized acquisition costs, net consisted of the following:

	Weighted Average Amortization Period (in years)	December 31, 2018
		Carrying Value	Accumulated Amortization	Net Carrying Value
Capitalized equipment	5	$30.2	$12.6	$17.6
Capitalized deal bonuses	4	23.5	5.1	18.4

Total capitalized acquisition costs		$53.7	$17.7	$36.0

	Weighted Average Amortization Period (in years)	December 31, 2019
		Carrying Value	Accumulated Amortization	Net Carrying Value
Capitalized deal bonuses	4	$39.2	$12.8	$26.4

Total capitalized acquisition costs		$39.2	$12.8	$26.4

Amortization expense for capitalized acquisition costs is $14.3 and $10.0 for the years ended December 31, 2018 and 2019, respectively, and is included in “Cost of sales” in the Consolidated Statements of Operations.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

As of December 31, 2019, the estimated future amortization expense for capitalized acquisition costs is as follows:

2020	$11.7
2021	9.4
2022	4.5
2023	0.8

Total	$26.4

10.	Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31,
	2018	2019
Equipment	$10.9	$13.3
Capitalized software	6.6	7.1
Leasehold improvements	4.4	11.3
Furniture and fixtures	2.1	2.9
Vehicles	0.1	0.2

Total property and equipment, gross	24.1	34.8
Less: Accumulated depreciation	(15.5)	(19.4)

Total property and equipment, net	$8.6	$15.4

Amounts charged to expense in the Consolidated Statements of Operations for depreciation of property, plant and equipment were as follows:

	December 31,
Line item	2018	2019
Depreciation and amortization expense	$2.3	$2.4
Cost of sales	1.2	1.4

Total depreciation expense	$3.5	$3.8

11.	Debt

The Company’s outstanding debt consisted of the following:

	December 31,
	2018	2019
First Lien Term Loan Facility	$425.7	$511.1
Second Lien Term Loan Facility	130.0	130.0
Revolving Credit Facility	20.0	21.0
Other financing arrangements	0.6	—

Total borrowings	576.3	662.1
Less: Current portion of long-term debt	(4.8)	(5.3)

Total debt	571.5	656.8
Less: Unamortized capitalized loan fees	(22.8)	(21.7)

Total long-term debt	$548.7	$635.1

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

The following summarizes the Company’s maturities of its borrowings as of December 31, 2019:

2020	$5.3
2021	5.2
2022	26.2
2023	5.2
2024	490.2
Thereafter	130.0

$662.1

Credit Facilities

On November 30, 2017, the Company borrowed $560.0 of aggregate principal amount of secured term loans comprised of first lien term loans of $430.0 due November 30, 2024, or First Lien Term Loan Facility, and second lien term loans of $130.0 due November 30, 2025, or Second Lien Term Loan Facility. The Company used available incremental capacity to upsize the First Lien Term Loan Facility to $450.0 in April 2019 and to $520.0 in October 2019. Interest with respect to the First Lien Term Loan Facility is payable quarterly in arrears at a rate of LIBOR plus 4.50% per annum (6.427% at December 31, 2019). Interest with respect to the Second Lien Term Loan Facility is payable quarterly in arrears at a rate of LIBOR plus 8.50% per annum (10.427% at December 31, 2019). The interest rate is determined based on the Company’s first lien leverage ratio for the preceding fiscal quarter.

The First Lien Term Loan Facility and Second Lien Term Loan Facility are subject to covenants that, among other things, limit or restrict the Company in creating liens, holding any unpermitted investments or new indebtedness, making any dispositions or restricted payments unless otherwise permitted in the agreement, and making material changes to the business. At December 31, 2018 and 2019, the Company was in compliance with all financial covenants.

Amortization of capitalized financing fees is included in “Interest expense” within the Consolidated Statements of Operations. Amortization expense was $3.7 and $4.0 for the years ended December 31, 2018 and 2019, respectively.

Revolving Credit Facility

The First Lien Term Loan Facility, included a revolving credit facility of $40.0, or Revolving Credit Facility, which expires November 30, 2022. In August 2019, the Revolving Credit Facility was increased to a borrowing capacity of $90.0 with incremental borrowings used to partially fund the Merchant Link Acquisition. The Company is subject to certain additional covenants related to the Revolving Credit Facility. The Company was in compliance with these covenants at December 31, 2018 and 2019.

Interest due under the Revolving Credit Facility depends on the type of loan selected but generally is due interest at LIBOR plus an applicable margin ranging from 3.00% to 4.50%.

The Revolving Credit Facility unused commitment fee ranges from 0.25% to 0.50%. The applicable margin and unused commitment fee are determined based on the Company’s first lien net leverage ratio at the previously reported fiscal quarter.

As of December 31, 2018 and 2019, the Company had outstanding borrowings of $20.0 and $21.0, respectively, under the Revolving Credit Facility.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

Other Financing Arrangements

As of December 31, 2018, the Company had notes payable of $0.6 outstanding related to various software, device and maintenance renewals for a data center. As of December 31, 2019, an immaterial financing arrangement maturing in February 2020 remained outstanding.

12.	Other Consolidated Balance Sheet Components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2018	2019
Prepaid expenses (a)	$3.8	$6.1
Agent and employee loan receivables	0.5	0.5
Deferred IPO-related costs (b)	—	2.0
Other current assets	0.5	0.2

Total prepaid expenses and other current assets	$4.8	$8.8

(a)	Prepaid expenses include prepayments related to information technology, rent, insurance, tradeshows and conferences.

(b)

Primarily includes attorney and consulting fees in support of the Company’s anticipated initial public offering. Upon completion, these costs will be offset against the gross proceeds of the initial public offering.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2018	2019
Contingent liabilities related to earnout payments and change of control (a)	$19.9	$32.3
Accrued interest	12.4	9.2
Residuals payable	4.0	5.5
Deferred tenant reimbursement allowance	—	3.6
Restructuring accrual	1.9	2.9
Other current liabilities	6.0	7.4

Total accrued expenses and other current liabilities	$44.2	$60.9

(a)	Represents contingent liabilities arising from certain past acquisitions. Refer to Note 14 for information on contingent liabilities related to earnout payments and change of control.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

13.	Loss per Unit

The following summarizes the computation of loss per unit and weighted average units of the Company’s LLC Interests outstanding:

	Year Ended December 31,
	2018	2019
Numerator:
Net loss	$(49.9)	$(58.1)
Deemed dividend on redeemable preferred units	(4.7)	(5.0)
Earnings allocated to participating preferred units	—	—

Net loss attributable to common unitholders - basic and diluted	$(54.6)	$(63.1)

Denominator-Class A:
Weighted average common units outstanding - basic	100,000	100,000

Weighted average common units outstanding - diluted	100,000	100,000
Loss per unit-Class A:
Basic	$(545.85)	$(629.50)
Diluted	$(545.85)	$(629.50)

The weighted average Class A and Class B common units have not been combined in the denominator of basic and diluted earnings (loss) per unit because they do not have equivalent economic rights to share in the losses of the reporting entity. The Company applies the two-class method because its preferred units have rights to participate in dividends with the common unitholders on a pro-rata basis. Preferred units do not have a contractual obligation to share in losses, and therefore, no losses have been allocated to them. Additionally, the following securities were not included in the computation of diluted units outstanding because the effect would be anti-dilutive:

	Year Ended December 31,
	2018	2019
Anti-dilutive securities excluded from diluted loss per unit:
Convertible preferred units	430	430

14.	Fair Value Measurement

U.S. GAAP defines a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted process in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The Company determines the fair values of its assets and liabilities that are recognized or disclosed at fair value in accordance with the hierarchy described below. The following three levels of inputs may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities;

•

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include items where the determination of fair value requires significant management judgment or estimation.

The Company makes recurring fair value measurements of contingent liabilities arising from certain acquisitions using Level 3 unobservable inputs. These amounts relate to a change of control provision and expected earnout payments related to the number of existing point-of-sale merchants that convert to full acquiring merchants.

The contingent liability related to a change of control was measured on the acquisition date using a Monte Carlo simulation model based on expected possible valuations of the Company upon a change of control and is remeasured at each reporting date due to changes in management’s expectations regarding possible future valuations of the Company, including considerations of changes in results of the Company, guideline public company multiples, and expected volatility.

The contingent liabilities arising from expected earnout payments were measured on the acquisition date using a probability-weighted expected payment model and are remeasured periodically due to changes in management’s estimates of the number of existing point-of-sale merchants that will convert to full acquiring merchants. In determining the fair value of the contingent liabilities, management reviews the current results of the acquired business, along with projected results for the remaining earnout period, to calculate the expected earnout payment to be made using the agreed upon formula as laid out in the respective acquisition agreement. The earnout liabilities are discounted at a rate used of 4.86% and 3.87% as of December 31, 2018 and 2019, respectively. As of December 31, 2018, the undiscounted estimated range of outcomes is between $3.5 and $7.5. As of December 31, 2019, the undiscounted estimated range of outcomes is between $1.5 and $2.3.

The fair value of the contingent liabilities is subject to sensitivity based on projected results and changes in the discount rate. Changes in these assumptions could impact the fair value significantly.

Additional information regarding the contingent liabilities that are measured at fair value on a recurring basis is presented in the following table:

	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Contingent liabilities related to change of control	$(14.1)	—	—	$(14.1)
Contingent liabilities related to earnout payments	(5.8)	—	—	(5.8)

Total contingent liabilities	$(19.9)	$—	$—	$(19.9)

	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Contingent liabilities related to change of control	$(30.4)	—	—	$(30.4)
Contingent liabilities related to earnout payments	(1.9)	—	—	(1.9)

Total contingent liabilities	$(32.3)	$—	$—	$(32.3)

The contingent liabilities are presented in “Accrued expenses and other current liabilities” within the Consolidated Balance Sheets.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

The table below provides a reconciliation of the beginning and ending balances for the Level 3 contingent liabilities:

	December 31,
	2018	2019
Beginning balance	$(23.4)	$(19.9)
Acquisitions and settlements:
Payments	3.2	3.1
Fair value adjustments	0.3	(15.5)

Ending balance	$(19.9)	$(32.3)

Fair value adjustments are recorded within “General and administrative expenses” within the Consolidated Statements of Operations. There were no transfers into or out of Level 3 during the years ended December 31, 2018 and 2019.

Other financial instruments not measured at fair value on the Company’s Consolidated Balance Sheets at December 31, 2018 and 2019 include cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities as their estimated fair values reasonably approximate their carrying value as reported on the Consolidated Balance Sheets. The Company’s debt obligations are carried at their face value, which approximates fair value.

15.	Income Taxes

The Company’s provision for income taxes consisted of the following:

	December 31,
	2018	2019
Current income tax provision
Federal	$—	$(1.1)
State	—	(0.4)

Total current income tax provision	—	(1.5)

Deferred income tax benefit
Federal	3.7	—
State	0.1	—

Total deferred income tax benefit	3.8	—

Total income tax benefit (provision)	$3.8	$(1.5)

The Company’s effective income tax rate differs from the statutory rate as follows:

	December 31,
	2018	2019
Federal statutory rate	21.0%	21.0%
Effect of pass-through entities (LLC loss)	(14.1%)	(23.2%)
Other	0.2%	(0.5%)

Effective income tax rate	7.1%	(2.7%)

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of the Company’s assets and liabilities. Deferred tax assets and liabilities are classified as noncurrent on the Company’s Consolidated Balance Sheets.

The following table outlines the principal components of deferred tax items:

	December 31,
	2018	2019
Deferred tax assets
Tax credit carryforward	$0.5	$0.2
Restructuring accrual	1.1	1.0
Net operating loss	1.1	—
Other accruals	0.7	1.5

Total deferred tax assets	3.4	2.7

Deferred tax liabilities
Intangibles	(6.8)	(6.0)
Fixed assets	(0.3)	(0.4)
Unbilled revenue	(0.3)	(0.2)
Other liabilities	(0.1)	(0.2)

Total deferred tax liabilities	(7.5)	(6.8)

Net deferred tax liability	$(4.1)	$(4.1)

Management believes it is more likely than not that the results of future operations and the reversal of deferred tax liabilities will generate sufficient taxable income for the Company to realize deferred tax assets calculated as of December 31, 2019.

For the year ended December 31, 2018, the Company had gross federal net operating loss carryforwards of approximately $5.0. At December 31, 2019, the Company has no federal or state net operating loss carryforwards remaining.

ASC 740, Income taxes, prescribes a model for the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, disclosure and transition. As of December 31, 2019, the Company recorded $0.3 for uncertain tax positions. At December 31, 2018 the Company determined there is no effect on the consolidated financial statements related to uncertain tax positions.

The Company’s income tax filings are subject to audit by various taxing jurisdictions. The statutes of limitations related to the U.S. federal income tax return and most state income tax returns are closed for all tax years up to and including 2015. No U.S. federal, state and local income tax returns are under examination by the respective taxing authorities.

16.	Employee Benefit Plan

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code covering full-time employees who meet minimum age and service requirements. The provisions of the plan include a discretionary corporate contribution. The Company’s expense for discretionary matching contributions, which is included in “General and administrative expenses” in the Consolidated Statements of Operations, was $0.6 and $1.2 for the years ended December 31, 2018 and 2019, respectively.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

17.	Operating Lease Agreements

The Company has leases under noncancellable agreements which expire on various dates through November 30, 2028. In addition, the Company rents a corporate jet from a related party.

Total rent expense, which is included in “General and administrative expenses” in the Consolidated Statements of Operations, was $4.1 and $4.2 for the years ended December 31, 2018 and 2019, respectively.

The following are the future minimum rental payments required under the operating leases as of December 31, 2019:

2020	$4.6
2021	3.8
2022	3.3
2023	2.5
2024	2.4
Thereafter	6.9

Total	$23.5

18.	Related Party Transactions

The Company has access to aircrafts on a month-to-month basis from a shareholder of the Company. Total expense for this service, which is included in “General and administrative expenses” in the Consolidated Statements of Operations, was $0.4 for each of the years ended December 31, 2018 and 2019.

The Company incurred management fees to its respective shareholders, which is included in “Professional fees” in the Consolidated Statements of Operations, of $2.0 for each of the years ended December 31, 2018 and 2019. The Company had $2.0 and $0.5 in management fees outstanding as of December 31, 2018 and 2019, respectively, included within “Accounts payable” in the Consolidated Balance Sheets.

19.	Commitments and Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm our business. The Company is currently not aware of any such legal proceedings or claims that the Company believes will have an adverse effect on our business, financial condition or operating results.

Effective March 2016, the Company’s board of directors approved a means by which key employees of the Company may be given an opportunity to earn a bonus as a result of a Change of Control, defined as a merger, consolidation, exchange, conveyance, or sale of the Company, or an initial public offering pursuant to the Securities Act of 1933, or the qualifying transaction. Upon the consummation of a qualifying transaction, the participants shall become entitled to receive a cash bonus payment or equity, at the Company’s discretion, calculated in accordance with the terms outlined in their respective Employment Agreements. The cash bonuses are subject to adjustment based on the Company’s value at the time of the qualifying transaction and are measured based on fair value, estimated in accordance with FASB Accounting Standards Codification (ASC) Topic 718, Compensation—Stock Compensation.

As of December 31, 2018 and 2019, the Company did not deem a qualifying transaction probable and thus, no amounts have been recorded in the financial statements.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

20.	Redeemable Preferred Units

As of December 31, 2018 and 2019, the Company has 430 shares of non-convertible, Redeemable Preferred units (with a stated value at $100,000 per unit) authorized, issued and outstanding. As of December 31, 2018 and 2019, the Redeemable Preferred units have a carrying value and liquidation value of $43.0.

The Redeemable Preferred units earn a preferred dividend, which may be paid in cash or preferred units at a rate of 10.50% per annum, compounded quarterly. Any unpaid accumulated dividends are required to be paid prior to any other membership interest. The principal of the Redeemable Preferred units is payable only after all Common Unit holders are paid in full. The dividend is limited to $5.0 each calendar year. See Note 21 for a discussion of the Company’s liquidation preference.

Holders of Redeemable Preferred units are not entitled to vote on any matters of the Company’s affairs and have no preemptive rights. Redeemable Preferred units may be redeemed in cash, in whole or in part, at the option of the Company, at a redemption price equal to the stated value of the unit. In the event of the sale of the Company or qualified public offering (i.e., initial public offering with aggregate offering prices in excess of $150.0), each Redeemable Preferred unit shall be mandatorily redeemable at a redemption price equal to the stated value per unit (subject to the prior discharge of and full satisfaction of loans and the First Lien Term Loan Facility and Second Lien Term Loan Facility). As such, the Redeemable Preferred units are classified in temporary equity as they represent a contingently redeemable security. Redeemable Preferred units may not be transferred at any time, without prior consent of the Company.

During the years ended December 31, 2018 and 2019, $4.7 and $5.0 of preferred dividends were accrued and recognized as a reduction of “Members’ Equity,” respectively. Total cumulative accrued but unpaid dividends as of December 31, 2018 and 2019 were $4.7 and $1.2, respectively, and are recorded in “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets.

21.	Members’ Equity

The Company has two classes of noncertified, non-convertible common units authorized, issued and outstanding as of December 31, 2019: Class A Common units and Class B Common units.

As of December 31, 2019, the Company is authorized to issue 100,000 Class A Common units, and as of December 31, 2019, 60,000 units are issued and outstanding to Searchlight II GWN, L.P., or SCP or SCP Common Units, and 40,000 units are issued and outstanding to Rook Holdings, Inc., or Rook or Rook Common Units, a wholly owned corporation of which the Company’s current Chief Executive Officer is the sole stockholder.

Prior to May 31, 2021, Class A Common units are non-transferrable, except in the event the Company’s current Chief Executive Officer is terminated for a reason other than for cause or resignation; all Class A Common units (but not less than all) held by Rook can be transferred. Members holding Class A Common units are entitled to one vote per unit.

As of December 31, 2019, the Company has 1,010 Class B Common units authorized, issued and outstanding. Members holding Class B Common units are not entitled to vote on any matters of the Company and are not entitled to any distributions until aggregate distributions to holders of Class A Common units exceed $565.2, after which holders of Class B Common units are entitled to 1.11% of distributions to holders of Class A Common units and Class B Common units up to $655.0, after which holders of Class B Common units share in distributions with holders of Class A Common units on a pro rata basis. In addition, if aggregate distributions to holders of Class A Common units exceed $565.2, holders of Class B Common units are entitled to a special distribution of $9.0, divided on a pro rata basis.

SHIFT4 PAYMENTS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, unit, per unit and merchant count amounts)

Liquidation

In the event of a liquidation, dissolution or winding-up of the Company’s affairs, after payment of the Company’s debts and liabilities, and after paying any accumulated preferred dividends, any assets available for distribution will be paid as follows:

i.    To holders of the Class A Common units on a pro-rata basis, until their respective invested capital balance is equal to zero;

ii.    To holders of the Redeemable Preferred units with respect to the excess, if any, of the stated value of $100,000 per unit over cumulative preferred dividends;

iii.    To holders of the SCP Common Units until such holders receive the greater of an internal rate of return of 22.50% or 2.75 times the invested capital associated with the SCP Common Units;

iv.    85% to holders of the Rook Common Units, on a pro rata basis, and 15% to holders of the SCP Common Units, on a pro rata basis until holders of the Rook Common Units have received the greater of an internal rate of return of 22.50% or 2.75 times the Class A invested capital associated with the Rook Common Units;

v.    To holders of the Class A Common units pro rata basis, provided that the Class A Common unit ownership interest of each holder of Rook Common Units shall be increased by 6.3% of the holder’s pro rata share of Rook Common Units and the Class A Common unit ownership interest of each holder of SCP Common Units shall be decreased by 6.3% of the holder’s pro rata share of SCP Common Units.

Any distributions to holders of Class B Common units in a liquidation after payment of the Company’s debts and liabilities, and after paying any accumulated preferred dividends, are subject to the terms related to distributions to holders of Class B Common units stated above.

22.	Segments

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the Chief Operating Decision Maker, or CODM, for the purposes of allocating resources and evaluating financial performance. The Company’s CODM is the chief executive officer, who reviews financial information on a consolidated level for purposes of allocating resources and evaluating financial performance, and as such, the Company’s operations constitute one operating segment and one reportable segment.

No single customer accounted for more than 10% of the Company’s revenue during the years ended December 31, 2018 and 2019. The Company’s operations are concentrated in the United States.

The following table summarizes gross revenue by revenue type:

	December 31,
	2018	2019
Payments-based revenue	$485.2	$643.6
Subscription and other revenues	75.4	87.8

Total gross revenue	560.6	731.4
Less: network fees	307.9	425.9

	252.7	305.5
Less: Other costs of sales	102.3	126.5

Gross profit	$150.4	$179.0

23.	Subsequent Events

The company has evaluated subsequent events through March 6, 2020, which represents the date the consolidated financial statements were available to be issued.

On March 5, 2020, the Company increased borrowings under the Revolving Credit Facility to $89.5.

            Shares

Shift4 Payments, Inc.

Class A Common Stock

PROSPECTUS

Citigroup

Credit Suisse

Goldman Sachs & Co. LLC

(listed in alphabetical order)

                    , 2020

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Shift4 Payments, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Shift4 Payments, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon consummation of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent sales of unregistered securities.

On November 5, 2019, Shift4 Payments, Inc. agreed to issue 100 shares of common stock, par value $0.01 per share, which will be redeemed upon the consummation of this offering, to Shift4 Payments, LLC in exchange for $1.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and financial statements.

(a)	Exhibits

The following documents are filed as exhibits to this registration statement.

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Shift4 Payments, Inc., as in effect prior to the consummation of this offering.

3.2*	Form of Amended and Restated Certificate of Incorporation of Shift4 Payments, Inc., to be in effect upon the consummation of this offering.

3.3	Bylaws of Shift4 Payments, Inc., as in effect prior to the consummation of this offering.

3.4*	Form of Amended and Restated Bylaws of Shift4 Payments, Inc. to be in effect upon the consummation of this offering.

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of this offering.

10.2*	Form of LLC Agreement of Shift4 Payments, LLC, to be effective upon the consummation of this offering.

10.3*	Form of Stockholders Agreement, to be effective upon the consummation of this offering.

10.4*	Form of Registration Rights Agreement, to be effective upon the consummation of this offering.

10.5	First Lien Credit Agreement, dated as of November 30, 2017, among Shift4 Payments, LLC (f/k/a Lighthouse Network LLC), as borrower, any holder of the borrower’s Class A common units and subsidiaries of the borrower identified therein, as guarantors, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Co-Issuing Bank, Citizens Bank, National Association and Deutsche Bank AG New York Branch as Co-Issuing Banks, the lenders from time to time party thereto and Webster Bank, National Association as Syndication Agent.

10.6	First Amendment to First Lien Credit Agreement, dated as of April 23, 2019, among Shift4 Payments, LLC, as borrower, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Additional Term Lender.

10.7	Second Amendment to First Lien Credit Agreement, dated as of August 28, 2019, among Shift4 Payments, LLC, as borrower, any holder of the borrower’s Class A common units and subsidiaries of the borrower identified therein, as guarantors, Citizens Bank, National Association and Deutsche Bank AG New York Branch as Co-Issuing Banks, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Co-Issuing Bank and Goldman Sachs Bank USA and Credit Suisse as 2019 Incremental Revolving Lenders.

10.8	Third Amendment to First Lien Credit Agreement, dated as of October 4, 2019, among Shift4 Payments, LLC, as borrower, any holder of the borrower’s Class A common units and subsidiaries of the borrower identified therein, as guarantors, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Additional Term Lender.

10.9	Second Lien Credit Agreement, dated as of November 30, 2017, among Shift4 Payments, LLC (f/k/a Lighthouse Network, LLC), as borrower, any holder of the borrower’s Class A common units and subsidiaries of the borrower identified therein, as guarantors, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and the lenders from time to time party thereto.

Exhibit No.

10.10*#	2020 Incentive Award Plan.

10.11*#	Form of Restricted Stock Unit Award Agreement under the 2020 Incentive Award Plan (Continued Service Requirement).

10.12*#	Form of Restricted Stock Unit Award Agreement under the 2020 Incentive Award Plan.

10.13*#	Amended and Restated Executive Employment Agreement, by and between Harbortouch Payments, LLC and Jared Isaacman.

10.14*#	Employment Agreement, by and between Shift4 Corporation and Kevin J. Cronic, dated November 30, 2017.

10.15*#	Letter Agreement, by and between Shift4 Payments, LLC and Kevin J. Cronic, dated February 7, 2020.

10.16*#	Employment Agreement, by and between Shift4 Corporation and Steven M. Sommers, dated November 30, 2017.

10.17*#	Letter Agreement, by and between Shift4 Payments, LLC and Steven M. Sommers, dated January 30, 2020.

10.18*#	Non-Employee Director Compensation Policy.

10.19*#	Form of Indemnification Agreement for Executive Officers and Directors.

21.1*	List of Subsidiaries of Shift4 Payments, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP, as to Shift4 Payments, Inc.

23.2*	Consent of PricewaterhouseCoopers LLP, as to Shift4 Payments, LLC.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

99.1*	Consent of Nancy Disman to be listed as a director nominee.

99.2*	Consent of Andrew Frey to be listed as a director nominee.

99.3*	Consent of Jonathan Halkyard to be listed as a director nominee.

*	To be filed by amendment
#	Indicates management contract or compensatory plan

Item 17. Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Shift4 Payments, Inc. pursuant to the foregoing provisions, or otherwise, Shift4 Payments, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Shift4 Payments, Inc. of expenses incurred or paid by a director, officer or controlling person of Shift4 Payments, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Shift4 Payments, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Shift4 Payments, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Shift4 Payments, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Allentown, state of Pennsylvania, on this     day of             , 2020.

Shift4 Payments, Inc.

By:
Jared Isaacman Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Shift4 Payments, Inc. hereby constitutes and appoints Jared Isaacman and Bradley Herring, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Shift4 Payments, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Jared Isaacman	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Bradley Herring	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2020

Donald Isaacman	Director	, 2020

Christopher Cruz	Director	, 2020